#18


05007289

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Afri-Can Marine Minerals

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

APR 25 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3389 FISCAL YEAR 8/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 4/18/05



Afri-Can, Société de Minéraux Marins





RAPPORT ANNUEL 2004

Profil corporatif

Afri-Can est une entreprise canadienne active dans l'acquisition, l'exploration et le développement de propriétés minières d'importance en Namibie. La taille et la qualité des concessions d'Afri-Can ainsi que sa stratégie de croissance la placent au rang de partenaire de choix des groupes d'émergence économique namibiens.

Faits saillants 2004

- Howard Messias se joint au Conseil d'Administration d'Afri-Can à titre d'Administrateur.
- Lettre d'intention pour l'acquisition d'un important dépôt de cuivre situé en Namibie.
- Capitaux générés par les activités de financement durant l'année fiscale: 850 000 $ CDN.

Événements subséquents:

- Septembre 2004: Ententes de financement de l'ordre de 750 000 $ CDN.
- Septembre 2004: Michael Brown se joint au Conseil d'Administration d'Afri-Can à titre d'Administrateur et Président du Conseil.


NAMIBIE
Windhoek
Bloc J
Haib Cuivre
Namibian
Gemstones

Concessions namibiennes d'Afri-Can △



84 diamants namibiens récupérés lors du second échantillonnage du Bloc J ▷

TABLE DES MATIÈRES

▽ ***Vue de la concession de cuivre Haib***



Message aux actionnaires

Au cours de l'année 2004, nous avons semé ce qui nous permettra de remettre la Société sur la voie du succès. Plusieurs aspects positifs de nos opérations ont toutefois été assombris par les difficultés encourues par nos compétiteurs. Ces difficultés ont affecté les marchés de capitaux pour les sociétés impliquées dans l'industrie des diamants marins. Le cours des actions de tous les participants a décliné, resserrant les possibilités de financement. Néanmoins, notre confiance dans les projets diamantifères marins d'Afri-Can demeure élevée. Les concessions d'Afri-Can sont bien situées et ont démontré un important potentiel, ce que les marchés de capitaux ne réflètent pas à ce jour. Nous n'avons aucun doute que l'intérêt des investisseurs s'améliorera, dès que l'industrie diamantifère marine démontrera une amélioration de performance. Toutefois, nous devons vivre avec la réalité actuelle.

La Direction et les Administrateurs ont mis en place une série de mesures permettant de remettre la Société sur la voie du succès. Nous menons actuellement des discussions avec des participants ciblés de l'industrie, qui peuvent complémenter notre rôle dans l'industrie diamantifère marine. Si ces discussions préliminaires s'avèrent fructueuses, notre habilité à exploiter nos concessions sera grandement rehaussée. L'exploitation pourra alors débuter plus rapidement et le statut d'Afri-Can en sera renforci.

Notre premier objectif est de faire progresser l'échantillonnage de la concession diamantifère Bloc J. Il est maintenant évident que la concession comprend trois types de dépôts diamantifères distincts, soit: un pavement désertique marin, des vagues de graviers (paléo-zone de ressac) et une vallée éolienne/fluviale. La probabilité que le Bloc J contienne une quantité considérable de diamants a donc été accrue. Au stade actuel, le projet est potentiellement viable et justifie pleinement la poursuite des travaux d'échantillonnage. La phase 3 du programme d'échantillonnage servira à déterminer la continuité des zones minéralisées et à établir suffisamment de données quantitatives pour soutenir la détermination de ressources inférées. Nos discussions stratégiques avec des participants de l'industrie visent entre autres à initier la phase 3 du programme d'échantillonnage.

Les excellentes relations d'Afri-Can en Namibie nous ont mené vers des opportunités couvrant d'autres minéraux que les diamants marins. Le moment est propice pour évaluer ces opportunités. Une de ces opportunités, potentiellement attrayante, est l'important projet de cuivre Haib, pour lequel nous avons signé une option avec des partenaires namibiens. Les circonstances entourant Haib nous encouragent à étudier attentivement le potentiel de ce dépôt qui a déjà été l'objet de travaux d'exploration. La ré-évaluation de Haib commencera quand la vérification diligente sera complétée. Nous évaluerons aussi d'autres opportunités minières qui pourraient convenir à Afri-Can.

La réussite de nos programmes d'exploration soutient définitivement la poursuite du développement de la Société tel qu'établi dans notre plan d'affaires et à ce jour, Afri-Can est un des participants les plus actifs dans l'exploration marine diamantifère en Namibie. Nous apprécions la collaboration continue de nos partenaires et du Gouvernement namibiens, laquelle nous permet d'affirmer notre présence dans la région et d'y investir prudemment pour le bénéfice de nos actionnaires et du peuple namibien.

Le succès de la Société n'aurait été possible sans le dévouement et la persévérance de la Direction, de notre équipe de consultants techniques et des membres du Conseil d'Administration. Plus particulièrement, nous aimerions exprimer notre reconnaissance à tous nos actionnaires pour leur soutien continu. Avec eux, nous comptons nous diriger vers une nouvelle année encore plus excitante et satisfaisante, année au cours de laquelle nous déploierons nos meilleurs efforts à l'atteinte de notre principal objectif, soit *la découverte et le développement d'excellentes ressources minérales.*





Pierre Léveillé
Président et Chef de la Direction

Michael J. H. Brown
Président du Conseil d'Administration

BLOC J / CONCESSION WODUNA

Le Bloc J, situé à 105 km au nord de Luderitz en Namibie, s'étend sur 994 km² et occupe une partie de la plate-forme continentale, à des profondeurs variant entre 70 et 170 m approximativement. Le Bloc J (EPL 2499) est l'objet d'une option et entente de co-entreprise, signée en octobre 1999 entre Afri-Can et Woduna Mining Holding (PTY) Ltd. Afri-Can détient actuellement une participation indivise de 70% dans la concession et en est l'opérateur. Depuis octobre 1999, Afri-Can a investi plus de 4,4 $ CDN millions sur le Bloc J. L'approche méthodique de développement de la concession a permis à la Société de compléter avec succès deux levés géophysiques et deux programmes d'échantillonnage.

Échantillonnage quantitatif: à la mi-octobre 2002, Afri-Can a mené la première phase de son programme d'échantillonnage quantitatif. Le programme a été conçu pour déterminer la continuité de la minéralisation des caractéristiques, établir suffisamment de donnés quantitatives pour supporter une ressource inférée et établir des données économiques préliminaires quant au potentiel d'exploitation. Le programme a permis le prélèvement de 25 échantillons d'une moyenne de 13,24 m² chacun pour une couverture totale de 0,365 km². Les échantillons ont été prélevés de deux sites d'ancrages. 21 échantillons ont été excavés du premier site et quatre sur le deuxième site. 11 échantillons ont été prélevés dans la zone minéralisée, permettant de récupérer 84 diamants de qualité gemme. La plus grosse pierre pèse 0,49 carat.

Échantillonnage de reconnaissance: à la mi-novembre 2001, Afri-Can a mené un programme d'échantillonnage de reconnaissance afin de prouver la présence de diamants et d'identifier les zones de sédiments diamantifères. Le programme a permis le prélèvement de 338 échantillons sur 29 sites d'ancrage et la récupération de 728 m² de graviers. 23 diamants de qualité gemme ayant un poids total de 4,65 carats ont été trouvés. La plus grosse pierre pèse 0,64 carat. Ces échantillons ont été récupérés de 17 caractéristiques géologiques, dont huit ont démontré la présence de diamants. Deux des échantillons contenaient plus d'un diamant, ce qui prouve que les diamants se concentrent à certains endroits de façon plus importante que dans les concentrations typiques des zones marines situées au large de la côte ouest namibienne.

L'analyse des données combinées des deux premiers programmes d'échantillonnage a permis de confirmer la nature diamantifère de la Caractéristique 8 et l'étendue de la minéralisation est maintenant bien définie dans la région échantillonnée. De plus, il est maintenant évident que le Bloc J est l'hôte de trois types distincts de dépôts diamantifères, soit **des vallées de pavements désertiques marins, des paléo-zones de ressac (vagues de graviers) et une vallée éolienne/fluviale.**

- Les **pavements désertiques marins** (Caractéristique 8) sont le résultat de l'érosion de sables et conglomérats remontant à la période tertiaire (il y a 8 000 à 3 millions d'années).

- L'importance de la découverte de pavements désertiques marins ne peut être sous-estimée. L'information publiée par De Beers sur les dépôts du plateau continental moyen le démontre bien:

«Les graviers diamantifères cimentés sur les revers de crêtes structurales ont été engloutis durant les périodes de transgressions marines et d'érosion. Leur remaniement subséquent a produit des pavements désertiques marins à partir des sédiments fluviaux et deltaïques originaux, augmentant la teneur diamantifère de 4 à 20 fois.»

- Les graviers récupérés dans les **vagues de graviers** (Caractéristiques 8 et 17) contiennent une abondance de «suites exotiques de la rivière Orange», dont les agates, jaspes et épisodites lesquelles, en quantités aussi élevées, sont de bons indicateurs de la présence de diamants. Les vagues de graviers sont situées à 125 m de profondeur et sont caractérisées par la présence de grandes dalles de socle rocheux. Afri-Can est la première société après Namdeb (co-entreprise entre le Gouvernement namibien et De Beers) à avoir découvert un dépôt de vagues de graviers.

- La géologie de la **vallée éolienne/fluviale** (Caractéristique 6) est très similaire à celle qui est exploitée par Diamond Fields (Marshall Forks) et l'ancienne société Namco (Caractéristique 19). La Caractéristique 6 est située à environ 105 m de profondeur et consiste en un groupe de vallées et de dépressions qui auraient été exposées quand la côte se trouvait à 125 m sous le niveau actuel de la mer, soit à l'époque de formation de la Caractéristique 8.

DÉVELOPPEMENT FUTUR

Afri-Can a complété la phase préparatoire du prochain programme d'échantillonnage en vrac et de pré-faisabilité en octobre 2003. L'échantillonnage couvrira la superficie de 42,1 km² des zones minéralisées et potentiellement minéralisées déjà identifiées sur le Bloc J. L'objectif du programme consiste à établir une ressource minière sur le Bloc J selon les règles et définitions du CIMM. La première phase du programme se concentrera sur les deux zones principales (Caractéristiques 6 & 8) où des dépôts de diamants ont déjà été délimités. Des discussions, dans le but de commencer la phase 3 d'échantillonnage, sont en cours avec des investisseurs stratégiques qui cherchent à accroître leur intégration verticale dans l'industrie du diamant.

Concessions diamantifères marines

CONCESSIONS NAMIBIAN GEMSTONES

Ce bloc de concessions est situé à proximité de l'extrémité occidentale des riches concessions de Namdeb (co-entreprise entre De Beers et le Gouvernement namibien) et s'étend sur 23 000 km^2 à des profondeurs variant de 168 m à plus de 500 m. Les résultats d'un levé géophysique précédent ont permis d'isoler une zone d'environ 1 900 km^2, comprenant des secteurs peuplés d'affleurements rocheux et de roches recouvertes d'une fine couche de sédiments non-consolidés. On y a découvert des preuves de l'érosion du passé, caractérisée sous la forme de paléo-chenaux, d'anciennes terrasses et de cuvettes. De telles formations géologiques ont la réputation de contenir des diamants ailleurs le long de la côte. Un programme d'échantillonnage permettra l'identification de matériaux terrigènes susceptibles d'être associés avec des dépôts diamantifères.

«L'industrie diamantifère marine en Namibie offre un potentiel énorme avec ses ressources estimées à plus de deux milliards de carats.»

Concession de cuivre Haib

En mai 2004, la Société a signé une lettre d'intention avec Deep South Mining (PTY) Ltd. dans le but d'acquérir un intérêt indivis de 70% dans un dépôt de cuivre important connu sous le nom de «Haib». La licence de prospection exclusive (EPL # 3140) s'étend sur 74 563 hectares et est située dans la région Karas, à 8 km de la rivière Orange, au sud de la Namibie et tout près de la frontière avec l'Afrique du Sud.

La concession contient un important gisement qui est un porphyre de cuivre-molybdène à faible teneur. Depuis sa découverte en 1948, le gisement a été exploré par plusieurs compagnies. Les efforts d'exploration précédents visaient une exploitation à grande échelle des ressources de sulfides de cuivre. Sur cette base, Haib a été jugé non-économique. Si Haib avait été exploité de cette manière avec une récupération conventionnelle par flottation, ses coûts d'exploitation auraient été relativement élevés. L'évaluation la plus récente des ressources effectuée par Behre Dolbear & Company en août 1996 évaluait les ressources indiquées à 292 millions de tonnes à une teneur de 0,46% cu, avec une basse teneur de 0,30% cu, dans la zone à plus forte teneur.

Afri-Can propose de considérer une nouvelle approche du gisement Haib. Au lieu d'évaluer le projet comme une exploitation à grande échelle avec une récupération de cuivre conventionnelle par flottation, notre approche évaluera le potentiel de Haib pour le développement d'une opération par lixiviation en amas (heap leach). Nous avons l'intention d'examiner le potentiel pour une opération à plus petite échelle, avec des teneurs plus élevées, de façon à rehausser le potentiel économique de Haib.

Les faits suivants nous amènent à réviser le potentiel du gisement:

• Les ressources d'oxydes situées à proximité de la surface n'ont pas été bien définies. Le forage systématique du gisement, effectué principalement entre 1972 et 1975, a été orienté sur la délimitation des ressources de sulfides. Plusieurs indications suggèrent que les teneurs en oxydes sont probablement supérieures à la moyenne de celles des sulfides. De plus, il existe des zones à plus forte teneur de sulfides qui n'ont pas été bien définies. L'intérêt d'Afri-Can a été renforcé par le Rapport Technique indépendant d'octobre 2004: «L'oxydation près de la surface a mené à la formation de malachite, d'azurite, de chrysocolle, de traces de cuprite et de chalcocite, le long des zones de fractures. Sur ces zones de fractures, l'oxyde de cuivre s'étend rarement à des profondeurs de plus de 30 mètres. Tandis que les volumes de la zone d'oxyde occupent une petite portion du gisement, les teneurs sont bien au-delà de la moyenne, ouvrant le potentiel de lixiviation du cuivre. Ces sections du gisement n'ont pas été examinées avec soin et démontrent un potentiel d'augmentation du volume et des teneurs.»

• La méthode d'extraction par solvant et électro-extraction du cuivre n'est apparue commercialement qu'au milieu des années 1980. Cette méthode économique, qui élimine le besoin de fonderie, constitue maintenant la méthode privilégiée pour le traitement des minerais d'oxyde de cuivre.

• Le prix actuel du cuivre et ses prévisions à long terme sont considérablement meilleurs qu'au moment où d'autres compagnies ont décidé de ne pas procéder à l'exploitation de Haib; et

• Mintek, un chef de file dans le domaine de pointe de la biolixiviation, a manifesté un intérêt de collaborer avec nous pour le développement de Haib. La biolixiviation a été adaptée à la récupération des métaux de base provenant de minerais de sulfides. Les avantages de cette technologie comprennent de faibles investissements en capitaux, un traitement économique compétitif, une capacité à traiter les gisements complexes de sulfides à faibles teneurs, pas de pollution de l'air et des rebuts environnementaux acceptables. Compte tenu de sa familiarité avec le gisement Haib, cette firme sud-africaine de traitement des minerais croit que les ressources de sulfides et d'oxydes pourraient toutes deux être traitées par lixiviation en amas (heap leach).

Le Rapport Technique d'octobre 2004 recommande qu'Afri-Can:

1 Crée le modèle géologique;
2 Complète la cartographie nécessaire au forage;
3 Procède au forage tel que défini par le modèle et la cartographie;
4 Analyse en détail les échantillons en incluant les résultats des tests métallurgiques;
5 Prépare un rapport conforme à la règle 43-101 qui comprenne un calcul des ressources inférées / indiquées, les résultats de métallurgie et une proposition de travaux futurs.



Une malachite sur la concession Haib △

RÉPUBLIQUE DE NAMIBIE

La République de Namibie est un des pays les plus stables sur le plan politique et un des mieux développés en Afrique. Depuis l'obtention de son indépendance de l'Afrique du Sud en 1990, le pays s'est muni d'une constitution reconnue comme l'une des plus démocratiques au monde. L'industrie minière est réglementée par des lois qui garantissent les droits à la propriété et assurent une protection contre l'expropriation et le rapatriement des profits. La Namibie est le premier pays au monde à intégrer la protection de l'environnement dans sa constitution. Près de 14% des terres sont protégées, ce qui comprend toute la partie côtière du désert du Namib.

L'économie est fortement dépendante de l'extraction et du traitement des minéraux pour l'exportation. L'industrie minière compte pour 20% du PIB et ses riches dépôts alluvionnaires de diamants font de la Namibie une des premières sources mondiales de diamants de qualité gemme. L'industrie diamantifère marine en Namibie offre un potentiel énorme avec ses ressources estimées à plus de deux milliards de carats. La Namibie est le quatrième plus important exportateur de minéraux non-fossiles en Afrique, le cinquième plus important producteur mondial d'uranium et produit d'importantes quantités de plomb, de zinc, d'étain, d'argent et de tungstène. La production de zinc, de cuivre et d'argent ainsi que l'accroissement de la pèche commerciale ont mené sa croissance en 2003.

IMPLICATION COMMUNAUTAIRE

Une partie de la vision de développement à long terme de la Société comprend une volonté de créer une relation durable avec le peuple namibien. Afin de satisfaire cette vision, toutes les ententes d'options et de co-entreprise d'Afri-Can amènent la participation de groupes d'émergence économique namibiens. L'implication directe de la Direction en Namibie a permis de solidifier des liens entre la Société et la communauté locale des affaires et de la finance. Cette représentation locale permet de démontrer aux Namibiens ainsi qu'à leurs représentants gouvernementaux notre volonté de succès à travers un engagement à long terme avec le peuple.

DÉCLARATION ENVIRONNEMENTALE

Afri-Can, Société de Minéraux Marins s'engage à ce que la conduite de ses affaires soit représentative de celle d'un citoyen corporatif responsable, respectant les lois du Gouvernement namibien. Nous exigeons donc de nos contracteurs qu'ils prennent des mesures favorisant la protection de la faune et de l'environnement. Par conséquent, ceux-ci doivent adhérer et respecter toute la réglementation environnementale du Gouvernement namibien.

INFORMATIONS CORPORATIVES

MEMBRES DE LA DIRECTION ET ADMINISTRATEURS

Michael J. H. Brown †
Administrateur et Président du Conseil d'Administration

Pierre Léveillé †
Administrateur, Président et Chef de la Direction

Bernard J. Tourillon
Administrateur, Vice-président exécutif et Chef des Services Financiers

Marcel Drapeau
Administrateur et Secrétaire corporatif

Chris I. von Christierson †
Administrateur

Kim Hatfield †*
Administrateur

Michael Nicolai *
Administrateur

Howard Messias *
Administrateur

CONSEILLERS TECHNIQUES

R.W. Foster
Directeur du développement des ressources
Diamants

Viv Stuart-Williams
Directeur d'exploration
Cuivre

* Membres du Comité de vérification et de rémunération
† Membres du Comité technique du Conseil d'Administration

Siège social
4444, rue Ste-Catherine Street ouest, bureau 201
Montréal, Québec, Canada H3Z 1R2
Téléphone: 514-846-2133
Télécopieur: 514-846-1435
Courriel: info@afri-can.com
Site Web: www.afri-can.com

Bureau — Namibie
Boîte postale 22978
Windhoek, Namibie
Téléphone: 246-61-263-951
Télécopieur: 246-61-263-952
Courriel: noragem@iafrica.com.na



Avocats
Lavery de Billy
Montréal, Québec, Canada

Werksmans
Londres, Royaume-Uni
Johannesburg, Afrique du Sud

Agents de transferts
Computershare
Montréal, Québec, Canada

Vérificateurs — Canada
KPMG
Montréal, Québec, Canada

Vérificateurs — Namibie
KPMG
Windhoek, Namibie

Banque — Canada
HSBC (Canada)
Montréal, Québec, Canada

Banque — Namibie
First National Bank Namibia
Windhoek, Namibie

Bourses et symboles: TSX Croissance – AFA;
Francfort (XETRA) – AJF; OTC (Pink Sheets) – AFCMF

Actions émises: 77,715,975
Pleinement diluées: 84,110,975
Numéro d'exemption SEC USA 12g3-2(b): 82-3329

DISCUSSION ET ANALYSE DE LA DIRECTION SUR LA SITUATION FINANCIÈRE

Cette discussion et l'analyse de la direction sur les états financiers de la Société devraient être lues conjointement avec la déclaration sur la responsabilité de la direction à l'égard de la présentation de l'information financière, les états financiers consolidés ainsi que les notes afférentes.

À moins d'indication contraire, les références à des montants en dollars correspondent à des dollars canadiens.

Description des opérations

Afri-Can se spécialise en tant que société d'exploration et de développement minier en Namibie. La mission d'entreprise d'Afri-Can consiste à découvrir et à développer ses propriétés de ressources minières.

Les principaux actifs d'Afri-Can consistent en une série d'ententes d'options et de co-entreprises avec différents groupes namibiens, donnant le contrôle à la Société sur 25 concessions marines couvrant 23 500 kilomètres carrés.

Selon sa stratégie de diversification de risques, la Société évalue des projets terrestres de métaux de base. La Société estime que ces projets offrent un potentiel de plus-value pour ses actionnaires. À cet effet, en mai 2004, la Société et Deep South Mining (PTY) Ltd. («Deep South») ont signé une entente d'option pour l'acquisition d'une participation de 70% dans la licence d'exploration du gisement de cuivre Haib.

Le gisement de cuivre Haib est situé dans la région Karas, à 8 km de la rivière Orange dans le sud de la Namibie. Le projet Haib est un large porphyre de cuivre-molybdène contenu dans un porphyre de quartz-felspath, datant de l'âge archéen. Les ressources indiquées dans la section à plus haute teneur, sont de 292 millions de tonnes à une teneur de 0,46% de cuivre. Cette section contient donc plus de 2,9 milliards de livres de cuivre in situ (pour plus amples informations, vous référer au Rapport Technique Haib sur le site Sedar www.sedar.com).

Afri-Can et Deep South ont annoncé le 20 décembre 2004, la signature d'un mémoire d'entente avec Mintek d'Afrique du Sud concernant le développement du gisement de cuivre Haib en Namibie. Mintek est un leader technologique dans le champ en forte croissance des technologies de biolixiviation.

Résultats d'exploitation

Les actionnaires sont informés que des changements d'application des lignes directrices de l'Institut Canadien des Comptables Agréés (ICCA), en particulier en ce qui concerne la comptabilité des frais d'exploration, modifient la consistance de l'analyse des variations des comptes corporatifs entre les périodes. Toutefois, cela ne change pas l'évaluation de la Société quant à ses actifs stratégiques et ne modifie pas l'intention de la Société de développer cesdits actifs.

Les événements précédemment discutés dans ce Rapport annuel, qui ont affecté l'industrie diamantifère marine et les marchés financiers ont forcé la Société à placer ses projets diamantifères marins en état temporaire de maintien et ce, jusqu'à ce que les conditions de marché s'améliorent. De ce fait, durant l'année fiscale 2004, la Société a investi 547 000 $ en frais d'exploration et de maintien (Bloc J) (versus 1 177 154 $ pour l'année 2003). De plus, la Société a encouru une perte d'opération de 1 011 394 $ (0,015 $ par action) versus 799 809 $ (0,01 $ par action) pour la même période l'an dernier.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DU DÉFICIT

Le financement non-complété de décembre 2003, les procédures et le règlement d'un arbitrage précédemment déclaré (pour le compte de la co-entreprise Woduna) et des événements de marché secondaire hors du contrôle de la direction, ont forcé la Société à dépenser plus de fonds et d'efforts sur ces sujets que sur la levée de financements. De ce fait, le financement plus faible a amené la Société à réduire ses activités d'exploration.

La perte de la Société durant l'exercice financier s'est accrue de 3 943 410 $ (ou 442,2%), les dépenses administratives et générales ont augmenté de 211 585 $ (ou 26,5%) et les autres coûts ont augmenté de 3 731 825 $ (ou 4 062,2%).

Dépenses administratives et générales

Les dépenses administratives et générales ont augmenté de 211 585 $ (ou 26,5%) par rapport à la même période l'an dernier, ce qui est principalement causé par une augmentation de 113 237 $ (ou 60%) en frais professionnels. La balance de l'augmentation provient d'une hausse de 72 393 $ (ou 62%) des salaires et avantages marginaux et d'une hausse de 55 957$ (ou 37%) des frais de relations publiques.

Les frais légaux liés au litige d'un arbitrage précédemment déclaré ont été responsables de la plus grande partie de l'augmentation des frais professionnels. Sans compter les frais légaux de 152 391 $ liés à l'arbitrage, les frais professionnels pour l'année fiscale auraient été plus faibles que pour l'année dernière. La direction ne prévoit pas engager un niveau aussi élevé de frais légaux l'année prochaine. La hausse des salaires et avantages marginaux n'est pas liée à une hausse du niveau des salaires mais est

DISCUSSION ET ANALYSE DE LA DIRECTION SUR LA SITUATION FINANCIÈRE

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DU DÉFICIT (suite)

directement liée à notre plus faible activité d'exploration. La portion des salaires administratifs qui est généralement liée au programme d'exploration a été, cette année, classifiée à titre de dépense.

Autres coûts

En ce qui concerne les autres coûts non-généraux et administratifs, la radiation de propriétés minières et de frais d'exploration différés compte pour 3 779 797 $ des autres coûts. Ces radiations sont détaillées dans une section subséquente.

Les pertes sur taux de change de la Société résultent du fait que certains actifs et passifs de la Société sont inscrits en dollars namibiens et en rands sud-africains. Les pertes sur taux de change de 85 204 $ représentent une perte de décaissement encourue par la Société au cours de ses opérations normales.

Le gain sur le règlement d'arbitrage de 107 652 $ provient d'une entente entre les parties où le montant de 3 millions de rands dû au contracteur est réduit à 2,5 millions de rands. Le montant de 3 millions de rands qui était précédemment comptabilisé à titre de compte à payer a été converti en billet à payer de 2,5 millions de rands.

Une portion de 66 952 $ des autres dépenses représente une dépense non-récurrente qui a servi à financer la recherche de propriétés de mérite en Namibie et en Afrique.

Plan d'options

Afri-Can a adopté la méthode de la juste valeur selon le modèle de Black-Scholes pour comptabiliser le coût des options au moment de leurs émission (pour plus amples détails, veuillez vous référer à la note 2 g) des états financiers ci-joints).

L'incidence de l'adoption de la méthode de la juste valeur sur les états financiers consolidés pour l'année fiscale 2003 est une augmentation de 16 230 $ en frais professionnels, une augmentation de 30 566 $ en gestion de projets et frais de consultants comptabilisés aux états consolidés des frais reportés et une augmentation de 46 796 $ au capital-actions de la Société.

ÉTATS CONSOLIDÉS DES FRAIS REPORTÉS

Frais d'exploration

Les frais d'exploration et de développement reportés de la Société au cours de l'exercice ont été de 547 000 $ (1 177 154 $ l'an passé) avant radiation. Comme la Société n'a procédé à aucun programme d'exploration d'importance durant l'exercice, ce montant représente les coûts d'Afri-Can pour le maintien de ses concessions marines en Namibie.

Radiation des frais d'exploration reportés

La politique d'Afri-Can est de réviser ses frais d'exploration et de développement reportés au cours du quatrième trimestre de chaque année fiscale. À la suite de cette révision, la direction a conclu qu'elle développera par priorité ses concessions marines en commençant par le Bloc J, qui sera suivi par le développement de la concession Namibian Gemstones. Étant donné que la Société ne développera pas les concessions Bloc B, Bloc K, Bloc M et Bloc N dans un avenir immédiat, la direction a décidé de radier la valeur de réalisation de ces concessions au montant de 765 509 $.

Il a été décidé de radier la valeur de 2 835 630 $ des frais d'exploration reportés relatifs au bloc de concessions Namibian Gemstones en raison d'un délai dans son développement. Cette décision est basée sur l'article AcG 11.17 de la ligne directrice 3063.10 de l'ICCA, qui requiert une radiation des coûts capitalisés, des frais de développement reportés et des coûts pré-opérationnels, lorsque le délai de développement dépasse trois ans. Cette radiation ne modifie aucunement l'intention de la Société de développer le bloc de concessions Namibian Gemstones, lequel est toujours considéré comme un actif stratégique.

DISCUSSION ET ANALYSE DE LA DIRECTION SUR LA SITUATION FINANCIÈRE

BILANS CONSOLIDÉS

Fonds de roulement

Au 31 août 2004, la Société comptait une encaisse de 1 295 $ et un déficit du fonds de roulement de 845 117 $, par opposition à une encaisse de 56 679 $ et à un déficit du fonds de roulement de 814 328 $ au 31 août 2003.

Le passif à court terme de la Société totalise 938 334 $ (974 476 $ au 31 août 2003) et comprend ce qui suit : 207 584 $ (871 076 $ au 31 août 2003) au titre des comptes créditeurs généraux; 191 120 $ (53 400 $ au 31 août 2003) à titre de charges à payer; et 539 630 $ d'effets à payer (50 000 $ au 31 août 2003).

Le billet à payer de 539 630 $ est composé d'un billet de 50 000 $ et un billet de 489 630 $ (572 958 $ au 31 août 2003 inclus dans les comptes créditeurs généraux). Ce dernier montant représente la somme, précédemment mentionnée, de 2,5 millions de rands due à un contracteur.

La situation de trésorerie actuelle de la Société nécessitera l'ajout de fonds provenant de placements privés en cours de réalisation, lesquels devraient suffir à soutenir la continuité du programme d'exploration planifié pour le reste de l'exercice 2004 et le début de l'exercice 2005. La Société continuera de surveiller la conjoncture des marchés financiers pour répondre à ses exigences de financement continues.

En septembre 2004, la Société a annoncé qu'elle procéderait à des placements privés totalisant 750 000 $. Le produit des placements servira à réduire le déficit du fonds de roulement et à la poursuite du développement de la Société. Les placements devraient se clôturer d'ici la fin de l'année 2004.

Frais capitalisés

Les frais liés à l'acquisition, à l'exploration et à la mise en valeur de propriétés minières sont capitalisés par propriété jusqu'au début de la production commerciale. Si des réserves de minerai économiquement rentables sont mises en valeur, les frais capitalisés associés à la propriété connexe sont reclassés à titre d'actifs miniers et ils sont amortis selon la méthode de l'amortissement proportionnel au rendement.

La Société a comme politique de réviser la valeur comptable de ses propriétés minières ainsi que ses frais d'exploration et de mise en valeur reportés au cours du quatrième trimestre de chaque exercice.

La possibilité de recouvrer les montants comptabilisés relativement aux propriétés minières et aux frais d'exploration reportés dépend de la découverte de réserves économiquement récupérables, de la confirmation de la participation de la Société dans les titres miniers sous-jacents, de la capacité de celle-ci d'obtenir le financement nécessaire pour l'achèvement des travaux de mise en valeur, de la production rentable future ou du produit de l'aliénation de propriétés.

Propriétés minières

Tel que précédemment mentionné, la direction a décidé de radier la valeur de réalisation de certaines concessions d'exploration. À la suite de cette révision, la Société a aussi décidé de radier les frais relatifs à l'acquisition de propriétés des Bloc K, Bloc M et Bloc N. Ce qui résulte en une diminution de ce poste comptable de 178 658 $.

Ce compte de gestion représente l'investissement total en espèces de la Société (6 666 833 $ en 2004; 6 937 652 $ en 2003) effectué afin d'acquérir son portefeuille de concessions marines en Namibie.

Programmes d'exploration et de mise en valeur

Ce sujet ayant été précédemment discuté, ce compte de gestion représente une valeur très conservatrice de l'investissement total en espèces (3 266 052 $ en 2004; 6 320 191 $ en 2003) que la Société a effectué pour lui permettre de parfaire sa connaissance de la géologie de ses concessions marines en Namibie.

Dû aux administrateurs

Au cours de l'exercice 2004, les montants à verser à des administrateurs ont augmenté de 572 249 $ (812 162 $ en 2004 contre 239 913 $ en 2003). Cette hausse représente la participation financière directe de la direction dans l'expansion continue de la Société.

Capital-actions

Le nombre d'actions en circulation d'Afri-Can a augmenté de 3 466 250 actions en septembre 2003 à la suite de la clôture d'un placement privé entrepris en août 2003 et d'une autre tranche de 1 000 000 actions en janvier 2004, à la suite de la clôture d'un financement de 200 000 $ souscrit par la direction.

BILANS CONSOLIDÉS (suite)

Au 31 août 2004, Afri-Can comptait 77 715 975 actions émises et en circulation (évaluées à 29 521 148 $), 3 850 000 bons de souscription (4 407 291 en 2003) et 2 545 000 options (3 765 000 en 2003) en circulation, le nombre d'actions après dilution s'établissant à 84 110 975 actions.

Engagements

Selon les termes de l'entente avec ORMME, Afri-Can a convenu d'investir un montant minimum de 5% de ses frais d'exploration pour la formation de personnel local namibien. À ce jour, la Société a comblé ses engagements par l'engagement et la formation d'employés locaux namibiens.

Facteurs de risque

Toutes les propriétés minières de la Société détenues en co-entreprise n'en sont qu'au stade d'exploration et n'ont pas de gisements économiques de minéraux connus. L'exploration et le développement miniers marins sont des activités à risque élevé. La profitabilité à long terme de la Société sera liée en partie aux coûts et au succès des programmes d'exploration et de mise en valeur subséquents, lesquels pourront également être influencés par différents facteurs. Parmi ces facteurs, il faut considérer les attributs des gisements miniers éventuels, soit la qualité et la quantité des ressources, ainsi que les coûts de développement d'une infrastructure de production, les coûts de financement, la valeur marchande des diamants bruts et la nature compétitive de l'industrie.

L'exécution fructueuse d'un programme d'exploration axé sur les diamants en mer nécessite considérablement de temps et de capitaux. Les frais d'exploration dans ce contexte peuvent donc être considérés comme étant plus élevés que les frais associés aux projets d'alluvions sur le continent. Toutefois, dans le cadre de la production à plein rendement, grâce aux économies d'échelle réalisées, les frais d'exploitation minière en mer ou sur le continent sont similaires.

Sur le plan de l'ampleur des coûts engagés, l'investissement moyen requis dans le secteur pour découvrir, identifier et définir un carat de ressources diamantifères inférées s'établit environ à 11,55 $ par carat, De Beers comptait à ce chapitre les coûts les moins élevés dans le secteur, à savoir approximativement 7 $ par carat, tandis que Namco affichait des coûts de 21 $ par carat environ, soit les plus élevés.

Comme Afri-Can contrôle un portefeuille de concessions à la fois vaste et géologiquement diversifié, il est impossible de procéder à la mise en valeur simultanée de toutes les concessions de la Société, mais il peut être raisonnable d'estimer qu'Afri-Can devra investir de 7 M$ à 11,5 M$ par million de carats de ressources inférées délimitées.

L'effet ultime de ces facteurs ne peut être prévu avec précision, mais la combinaison d'un ou de plusieurs de ceux-ci pourrait nuire à la capacité de la Société de produire un rendement adéquat sur le capital investi.

Des investissements importants sont nécessaires pour mener à terme les programmes d'exploration et de développement de réserves. En l'absence de flux de trésorerie généré par une exploitation minière, la Société dépend des marchés de capitaux pour financer ses activités d'exploration et de développement. Les conditions de marché et autres événements imprévisibles pourraient avoir un impact sur la capacité de la Société à lever les fonds requis à son développement.

Cette discussion de la direction sur les états financiers contient des «énoncés prospectifs», tel qu'identifiés dans les dépôts réguliers d'Afri-Can auprès des autorités réglementaires canadiennes, qui comprennent certains risques et incertitudes. Il n'y a aucune garantie que ces énoncés s'avéreront exacts, et les résultats réels ainsi que les événements futurs pourraient varier de façon importante et différer de ceux anticipés dans ces énoncés.

Perspectives d'avenir

La Société a l'intention de poursuivre l'exploration et le développement de ses propriétés, à la condition que les capitaux soient disponibles, et ce, à des conditions acceptables et en fonction de résultats d'exploration et de faisabilité favorables à de telles activités. La Société entend se financer à même ses ressources financières existantes ou par émission d'actions ou de titres connexes. Toutefois, aucune assurance ne peut être donnée quant à la réalisation de financements additionnels.



Bernard J. Tourillon, MBA
Vice-président exécutif et Chef des services financiers
Montréal, le 23 décembre 2004

Responsabilité de la direction à l'égard de la présentation de l'information financière

Les états financiers de Afri-Can, Société de Minéraux Marins et toute l'information contenue dans le présent Rapport annuel sont la responsabilité de la direction. Les états financiers ont été dressés par la direction conformément aux principes comptables généralement reconnus au Canada. Les états financiers renferment certains montants fondés sur l'utilisation d'estimations et de jugements. La direction a établi ces montants de manière raisonnable, afin d'assurer que les états financiers soient présentés fidèlement, à tous égards importants. L'information financière présentée ailleurs dans le Rapport annuel est concordante avec les états financiers.

La direction maintient des systèmes de contrôle internes comptables et administratifs de qualité. Ces systèmes ont pour objet de fournir un degré raisonnable de certitude que l'information financière est pertinente, fiable et exacte et que l'actif de la Société est correctement comptabilisé et bien protégé.

Le Conseil d'administration est chargé de s'assurer que la direction assume ses responsabilités à l'égard de la présentation de l'information et il est l'ultime responsable de l'examen et de l'appropriation des états financiers. Le Conseil s'acquitte de cette responsabilité principalement par l'entremise de son Comité de vérification.

Le Comité de vérification est nommé par le Conseil d'administration et tous ses membres sont des administrateurs externes. Le Comité rencontre périodiquement la direction, ainsi que les vérificateurs internes et externes, afin de discuter des contrôles internes exercés sur le processus de présentation de l'information financière, des questions de vérification et d'examiner les états financiers et le rapport des vérificateurs externes. Le Comité fait part de ses constatations lorsque ce dernier approuve la publication des états financiers à l'intention des actionnaires.

Les états financiers ont été vérifiés, au nom des actionnaires, par les vérificateurs externes, KPMG s.r.l./S.E.N.C.R.L., conformément aux normes de vérification généralement reconnues au Canada. Les vérificateurs externes sont librement et pleinement associés au Comité de vérification.



Pierre Léveillé
Président et Chef de la direction



Bernard J. Tourillon, MBA
Vice-président exécutif et Chef des services financiers

RAPPORT DES VÉRIFICATEURS AUX ACTIONNAIRES

Nous avons vérifié les bilans consolidés de Afri-Can, Société de Minéraux Marins (une société en phase de développement) aux 31 août 2004 et 2003 et les états consolidés des frais reportés, des résultats et du déficit et des flux de trésorerie des exercices terminés à ces dates. La responsabilité de ces états financiers incombe à la direction de la Société. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Société aux 31 août 2004 et 2003, ainsi que des résultats de son exploitation et de ses flux de trésorerie pour les exercices terminés à ces dates selon les principes comptables généralement reconnus du Canada.

KPMG s.r.l./S.E.N.C.R.L.

KPMG s.r.l./S.E.N.C.R.L.
Comptables agréés

Montréal, Canada
Le 12 novembre 2004

BILANS CONSOLIDÉS

31 août 2004 et 2003	2004 $	2003 $
ACTIF		
ACTIF À COURT TERME:		
Espèces et quasi-espèces	1 295	56 679
Débiteurs	86 066	85 740
Frais payés d'avance	5 856	17 729
	93 217	160 148
IMMOBILISATIONS (note 3)	27 493	33 977
PROPRIÉTÉS MINIÈRES (note 4)	6 666 833	6 937 652
FRAIS D'EXPLORATION ET DE DÉVELOPPEMENT REPORTÉS (note 5)	3 266 052	6 320 191
	10 053 595	**13 451 968**
PASSIF ET AVOIR DES ACTIONNAIRES		
PASSIF À COURT TERME:		
Comptes et charges à payer	398 704	924 476
Billet à payer (note 6)	539 630	50 000
	938 334	974 476
MONTANT DÛ AUX ADMINISTRATEURS (note 7)	812 162	239 913
AVOIR DES ACTIONNAIRES		
Capital-actions (note 8)	29 451 120	28 597 310
Surplus d'apport (note 8)	194 573	147 777
Déficit	(21 342 594)	(16 507 508)
	8 303 099	12 237 579
Mode de présentation (note 1)		
Engagements (note 14)		
Éventualité (note 15)		
Événement postérieur à la date du bilan (note 16)		
	10 053 595	**13 451 968**

Se reporter aux notes afférentes aux états financiers consolidés.

Au nom du Conseil,


Bernard J. Tourillon, administrateur


Marcel Drapeau, administrateur

ÉTATS CONSOLIDÉS DES FRAIS REPORTÉS

Exercices terminés les 31 août 2004 et 2003	2004	2003
	$	$
FRAIS D'EXPLORATION:		
Gestion de projet et frais de consultants	271 466	382 573
Frais directs d'exploration géologique	-	476 517
Frais de voyage	76 565	73 304
Frais relatifs aux propriétés minières (note 4)	104 100	104 100
Frais de bureau et d'administration	94 869	140 660
AUGMENTATION DES FRAIS REPORTÉS	547 000	1 177 154
RADIATION DES FRAIS D'EXPLORATION REPORTÉS	(3 601 139)	-
	(3 054 139)	1 177 154
SOLDE AU DÉBUT DE L'EXERCICE	6 320 191	5 143 037
SOLDE À LA FIN DE L'EXERCICE	**3 266 052**	**6 320 191**

Se reporter aux notes afférentes aux états financiers consolidés.

ÉTATS CONSOLIDÉS DES RÉSULTATS ET DU DÉFICIT

Exercices terminés les 31 août 2004 et 2003	2004	2003
	$	$
FRAIS GÉNÉRAUX ET D'ADMINISTRATION:		
Dépenses de voyage	87 139	77 640
Honoraires	302 439	189 202
Salaires et avantages sociaux	189 578	117 185
Frais de bureau	133 237	120 525
Information aux actionnaires et frais de registrariat	66 597	117 984
Relations publiques	207 632	151 675
Intérêts et frais bancaires	16 293	15 231
Amortissement des immobilisations	8 479	10 367
	1 011 394	799 809
AUTRES:		
Radiation de propriétés minières	178 658	8 756
Radiation de frais d'exploration reportés	3 601 139	-
Perte sur change	85 204	130 057
Gain sur règlement de dette	(107 652)	-
Revenus d'intérêts	(609)	(6 946)
Autres dépenses (revenus)	66 952	(40 000)
	3 823 692	91 867
PERTE NETTE	**4 835 086**	**891 676**
DÉFICIT AU DÉBUT DE L'EXERCICE	**16 507 508**	**15 615 832**
DÉFICIT À LA FIN DE L'EXERCICE	**21 342 594**	**16 507 508**
PERTE NETTE ET PERTE NETTE DILUÉE PAR ACTION	**(0,06)**	**(0,01)**

Se reporter aux notes afférentes aux états financiers consolidés.

ÉTATS CONSOLIDÉS DES FLUX DE TRÉSORERIE

Exercices terminés les 31 août 2004 et 2003	**2004**	**2003**
	$	$
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'EXPLOITATION:		
Perte nette	(4 835 086)	(891 676)
Ajustements pour:		
Amortissement des immobilisations	8 479	10 367
Radiation de propriétés minières	178 658	8 756
Radiation des frais d'exploration reportés	3 601 139	-
Options d'achat d'actions	29 528	-
Perte de change non réalisée	19 939	129 843
	(997 343)	(742 710)
Variation des éléments hors caisse du fonds de roulement:		
Débiteurs	(326)	(12 633)
Frais payés d'avance	11 873	16 395
Comptes et charges à payer	(47 767)	154 502
	(36 220)	158 264
	(1 033 563)	(584 446)
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS DE FINANCEMENT:		
Augmentation du montant dû aux administrateurs	544 557	38 356
Billet à payer	-	50 000
Émission de capital-actions	853 810	731 378
	1 398 367	819 734
FLUX DE TRÉSORERIE LIÉS AUX ACTIVITÉS D'INVESTISSEMENT:		
Diminution de placements temporaires	-	46 859
Acquisition d'immobilisations	(1 995)	(3 368)
Acquisition de propriétés minières	(11 939)	(162 659)
Frais d'exploration et de développement reportés	(406 254)	(840 308)
	(420 188)	(959 476)
DIMINUTION NETTE DES ESPÈCES ET QUASI-ESPÈCES	(55 384)	(724 188)
ESPÈCES ET QUASI-ESPÈCES AU DÉBUT DE L'EXERCICE	56 679	780 867
ESPÈCES ET QUASI-ESPÈCES À LA FIN DE L'EXERCICE	1 295	56 679

Se reporter aux notes afférentes aux états financiers consolidés.

NOTES AFFÉRENTES AUX ÉTATS FINANCIERS CONSOLIDÉS
EXERCICES TERMINÉS LES 31 AOÛT 2004 ET 2003

La Société, constituée en vertu de la Loi canadienne sur les sociétés par action, exerce ses activités dans le secteur minier. La Société est en phase de développement.

1- MODE DE PRÉSENTATION:

La Société détient des propriétés minières au stade d'exploration en Namibie. La récupération des montants indiqués au titre de propriétés minières et des frais reportés connexes dépend de la découverte de réserves économiquement récupérables, de la capacité de la Société d'obtenir le financement nécessaire pour mener à terme la mise en valeur (note 16), du maintien du contexte politique et de la production rentable future ou du produit de la cession de tels biens. Au 31 août 2004, la valeur nette comptable des propriétés minières représente, selon la direction, la meilleure estimation de leur valeur recouvrable nette. Cette valeur pourrait toutefois être réduite dans le futur.

2- PRINCIPALES CONVENTIONS COMPTABLES:

a) Périmètre de consolidation:

Les états financiers consolidés comprennent les comptes de la Société et ceux de sa filiale en propriété exclusive, Noragem (Pty) Limited, une société namibienne.

b) Espèces et quasi-espèces:

Les espèces et quasi-espèces sont limitées aux placements qui sont facilement convertibles en un montant connu d'espèces, dont la valeur ne risque pas de changer de façon significative et dont l'échéance initiale est de trois mois ou moins.

c) Immobilisations:

Les immobilisations sont comptabilisées au coût d'acquisition. L'amortissement est calculé en fonction de leur durée de vie estimative selon la méthode du solde dégressif aux taux annuels suivants:

ÉLÉMENT D'ACTIF	TAUX
Mobilier et équipement de bureau	20%
Équipement informatique	30%

d) Propriétés minières et frais d'exploration et de développement reportés:

Les coûts reliés à l'acquisition, à l'exploration et au développement de propriétés minières sont capitalisés par propriété jusqu'au début de la production commerciale. Si des réserves de minerai économiquement profitables sont développées, les coûts capitalisés de la propriété concernée sont virés aux immobilisations à titre d'actifs miniers et amortis selon la méthode des unités de production. S'il est établi que les coûts capitalisés d'acquisition, d'exploration et de développement ne sont pas récupérables selon la durée de vie estimative de la propriété, ou si le projet est abandonné, celui-ci est dévalué à sa valeur de réalisation nette.

La récupération des montants indiqués au titre des propriétés minières et des frais d'exploration reportés connexes dépend de la découverte de réserves économiquement récupérables, de la confirmation des intérêts de la Société dans les titres miniers, de la capacité de la Société d'obtenir le financement nécessaire pour mener à terme la mise en valeur et de la production rentable future ou du produit de la cession de tels biens. Les montants inscrits pour les propriétés minières et les frais d'exploration ne représentant pas nécessairement la valeur présente ou future.

e) Conversion de devises étrangères:

Les éléments d'actif et de passif provenant de l'exploitation étrangère ont été convertis en dollars canadiens selon le taux de change en vigueur à la date du bilan. Les éléments de l'état des résultats ont été convertis selon le taux de change moyen de chaque mois de l'exercice. Les gains ou pertes de change résultant de la conversion sont imputés aux résultats de l'exercice.

Les éléments d'actif et de passif monétaires de la filiale de la Société, considérée comme un établissement étranger intégré, sont convertis au taux de change en vigueur à la date du bilan, tandis que les éléments non monétaires sont convertis aux taux de change historiques. Les éléments de l'état des résultats sont convertis aux taux de change moyens en vigueur durant l'exercice, à l'exception de l'amortissement qui est converti au taux en vigueur à la date d'acquisition de l'actif auquel il se rapporte. Les gains ou pertes de change résultant de la conversion sont imputés aux résultats de l'exercice.

2- Principales conventions comptables (suite):

f) Perte nette par action:

La perte nette par action est calculée selon la moyenne pondérée du nombre d'actions en circulation durant l'exercice.

g) Régime d'intéressement au capital:

La Société a un régime d'options d'achat d'actions, lequel est décrit à la note 8. Le 1er septembre 2002, la Société a adopté prospectivement les nouvelles recommandations du chapitre 3870 du Manuel de l'ICCA, «Rémunérations et autres paiements à base d'actions» concernant la comptabilisation de la rémunération à base d'actions et des autres paiements à base d'actions. Ces recommandations exigent que toutes les opérations, dans le cadre desquelles des biens et services sont reçus en contrepartie de rémunérations et d'autres paiements à base d'actions par des employés et non-employés, soient constatées selon la méthode basée sur la juste valeur pour les options octroyées après le 1er septembre 2002. Suivant cette méthode, le coût de la rémunération est évalué à la juste valeur à la date d'attribution et est passé en charges sur le délai d'acquisition de l'attribution. La Société a enregistré une charge de 29 528 $ pour le régime d'intéressement au capital pour l'exercice se terminant le 31 août 2004.

h) Utilisation d'estimations:

La préparation des états financiers conformément aux principes comptables généralement reconnus nécessite que la direction établisse des estimations et pose des hypothèses qui influent sur les montants des éléments d'actif et de passif déclarés, les montants reliés de revenus et de dépenses, la valeur de réalisation des propriétés minières et des frais d'exploration et de développement reportés, l'évaluation des passifs environnementaux et la présentation du passif éventuel. Les résultats réels peuvent différer des montants estimés.

3- IMMOBILISATIONS:

	2004			2003		
	Prix coûtant	Amortissement cumulé	Valeur comptable nette	Prix coûtant	Amortissement cumulé	Valeur comptable nette
	$	$	$	$	$	$
Mobilier et équipement de bureau	50 494	36 425	14 069	50 074	32 960	17 114
Équipement informatique	57 519	44 095	13 424	55 944	39 081	16 863
	108 013	80 520	27 493	106 018	72 041	33 977

4- PROPRIÉTÉS MINIÈRES:

	Solde au 31 août 2003 ($)	Addition (ajustements) ($)	Radiation ($)	Solde au 31 août 2004 ($)
Namibie — Namibian Gemstones 1)	5 235 181	-	-	5 235 181
Namibie — Bloc B Quando (option) 2)	163 245	-	-	163 245
Namibie — Bloc J Woduna (option) 3)	896 206	-	-	896 206
Namibie — Bloc K Tsondab	1 637	-	(1 637)	-
Namibie — Bloc M Kuvelai (option) 4)	20 044	-	(20 044)	-
Namibie — Bloc N Karas (option) 5)	57 080	-	(57 080)	-
Canada — East Leitch	1	-	-	1
Autres	43 358	11 939	(55 297)	-
Frais relatifs aux propriétés minières 6)	520 900	(104 100)	(44 600)	372 200
	6 937 652	(92 161)	(178 658)	6 666 833

4- PROPRIÉTÉS MINIÈRES (suite):

1) Au 31 août 2004, la Société détient un intérêt de 60% (60% en 2003) dans les concessions diamantifères - Namibian Gemstones. En vertu d'une entente d'option de coparticipation intervenue avec Namibian Gemstones Mining Corporation (PTY), la Société détient une option d'acquisition d'un intérêt additionnel de 20% en vertu d'une contrepartie en espèces de 1 440 000 $ US.

2) Au 31 août 2004, la Société détient un intérêt de 30% (30% en 2003) dans la concession diamantifère dénommée Quando (Bloc B). Au cours de l'exercice, la Société a avisé Together Quando Mining Consortium qu'elle n'avait pas l'intention d'augmenter sa participation de 30% qu'elle détient actuellement.

3) Au 31 août 2004, la Société détient un intérêt de 70% (70% en 2003) dans la concession diamantifère dénommée Woduna (Bloc J).

4) En vertu d'une entente d'option et de coparticipation intervenue entre Kuvelai Delta Mining Company (PTY) Ltd. et la Société, celle-ci a le droit d'acquérir une participation de 55% dans la concession diamantifère dénommée Kuvelai (Bloc M), en échange de paiements et de dépenses d'exploration. Au cours de l'exercice, la Société a avisé Kuvelai Delta Mining qu'elle n'avait pas l'intention d'exercer son option.

5) Au 31 août 2004, la Société détient un intérêt de 0% (30% en 2003) dans la concession diamantifère dénommée Karas (Bloc N). En vertu d'une entente d'option intervenue entre Karas Minerals Holding (PTY) Ltd. et la Société, celle-ci a le droit d'augmenter sa participation jusqu'à 55%. Au cours de l'exercice, la Société a avisé Karas Minerals Holding (Pty) Ltd. qu'elle n'avait pas l'intention d'augmenter sa participation. De plus, la Société a remis à Karas la participation de 30%.

6) Le 21 novembre 2001, la Société a conclu une entente avec Ototinana Regional Marine Mineral Exploration (PTY) Ltd. («ORMME»), une corporation namibienne à but non lucratif détenue directement par les conseils régionaux des régions Oshikoto, Ohangwena, Oshana et Omusati. En vertu de cette entente, la Société a émis 2 500 000 actions ordinaires à ORMME et, en contrepartie, le ministère des Mines et Énergie de la Namibie accorde à la Société une clause de non-réduction de la superficie de toutes ses concessions namibiennes pour les trois prochaines périodes de deux ans. Le montant de 625 000 $ attribué aux 2 500 000 actions ordinaires sera amorti sur la durée restante à l'entente et inclus dans les frais d'exploration et de développement reportés.

5- FRAIS D'EXPLORATION ET DE DÉVELOPPEMENT REPORTÉS:

	Solde au 31 août 2003 ($)	Addition ($)	Radiation ($)	Solde au 31 août 2004 ($)
Namibie — Namibian Gemstones	2 734 593	101 037	(2 835 630)	-
Namibie — Bloc B Quando	507 175	14 325	(521 500)	-
Namibie — Bloc J Woduna	2 864 006	402 046	-	3 266 052
Namibie — Bloc K Tsondab (option) 1)	63 290	9 864	(73 154)	-
Namibie — Bloc M Kuvelai (option)	39 063	9 864	(48 927)	-
Namibie — Bloc N Karas (option)	112 064	9 864	(121 928)	-
	6 320 191	547 000	(3 601 139)	3 266 052

1) En vertu d'une entente de coparticipation entre Tsondab Gem Exploration (PTY) Ltd. et la Société, celle-ci a le droit d'acquérir une participation de 70% dans la concession diamantifère dénommée Tsondab (Bloc K). La Société pourra acquérir une participation indivise de 20% en versant 1 000 000 $ NA (185 500 $ CDN). De plus, la Société pourra acquérir une participation indivise additionnelle de 10% en versant 1 000 000 $ NA (185 500 $ CDN) à Tsondab et ce, au plus tard six mois suivant l'approbation de la transaction par les autorités réglementaires. Par la suite, la Société pourra acquérir quatre participations additionnelles de 10% en versant 500 000 $ NA (92 800 $ CDN) pour chaque participation de 10%, et ce, au plus tard entre 18 mois et 36 mois suivant l'approbation de la transaction par les autorités réglementaires.

6- BILLET À PAYER:

Le billet à payer ne porte pas intérêt et est remboursable en un versement lorsque le placement privé décrit à la note 16 sera complété.

7- MONTANT DÛ AUX ADMINISTRATEURS:

Le montant dû aux administrateurs ne porte pas intérêt et ne comporte aucune modalité de remboursement.

8- CAPITAL-ACTIONS:

Autorisé:

Nombre illimité d'actions ordinaires, votantes, sans valeur nominale.

Émission:

Au cours des exercices, la Société a émis des actions ordinaires, comme suit:

	2004		2003	
	Quantité	**Montant $**	**Quantité**	**Montant $**
Solde au début de l'exercice	73 249 725	28 620 542	70 015 975	27 869 272
Payées en argent	4 466 250	893 250	2 200 000	550 000
Frais d'émission d'actions	-	(39 440)	-	(28 712)
Actions à émettre, payées en argent	-	-	1 033 750	206 750
Options d'achat d'actions ordinaires	-	46 796	-	23 232
Solde à la fin de l'exercice	77 715 975	29 521 148	73 249 725	28 620 542

Options d'achat d'actions ordinaires:

La Société a adopté un régime d'options d'achat d'actions (le «Régime») selon lequel les membres du Conseil d'administration peuvent, de temps à autre, attribuer des options permettant d'acquérir des actions ordinaires à ses administrateurs, dirigeants, employés et consultants. Les conditions et le prix d'exercice de chaque option sont déterminés par les membres du Conseil d'administration.

Le Régime stipule que le nombre maximum d'actions ordinaires dans le capital de la Société qui pourrait être réservé pour attribution en vertu du Régime est égal à 4 228 746 (4 228 746 en 2003) actions ordinaires de la Société et le nombre maximal d'actions ordinaires réservées à l'attribution des options à un seul détenteur ne peut dépasser 5% des actions ordinaires en circulation à la date d'attribution. Les options doivent être exercées au plus tard cinq ans après la date d'attribution.

Le prix d'exercice de chaque option est établi par les membres du Conseil d'administration.

Au cours de l'exercice terminé le 31 août 2004, la Société a octroyé 455 000 options d'achat d'actions à des salariés et non salariés. La juste valeur de ces options a été déterminée à l'aide du modèle Black & Scholes:

Taux de rendement des dividendes	– %
Volatilité projetée	98%
Taux d'intérêt sans risque	5% - 6%
Durée moyenne prévue des options	5 ans
Moyenne pondérée de la juste valeur de chaque option	0,08 $ - 0,13 $

L'incidence de l'adoption de la méthode de la juste valeur sur les états financiers consolidés pour l'exercice terminé le 31 août 2004 est une augmentation de 46 796 $ répartie entre la charge de rémunération, les frais d'exploration et du capital-actions.

8- CAPITAL-ACTIONS (suite):

Options d'achat d'actions ordinaires (suite):
Les mouvements dans les options d'achat d'actions de la Société se détaillent comme suit:

	2004		2003	
	Nombre d'options	Prix moyen d'exercice $	Nombre d'options	Prix moyen d'exercice $
Solde au début de l'exercice	3 765 000	0,33	4 195 000	0,36
Attribuées	455 000	0,16	145 000	0,25
Expirées	(1 475 000)	0,33	(575 000)	0,56
Annulées	(200 000)	0,36	–	–
Solde à la fin de l'exercice	2 545 000	0,29	3 765 000	0,33

Options pouvant être exercées au 31 août 2004:

	Nombre	Prix d'exercice $	Durée de vie restante	
	500 000	0,25	0,3 (an)	
	780 000	0,36	0,5	
	120 000	0,25 à 0,35	1.5	
	20 000	0,25	1,7	
	615 000	0,17 à 0,35	2,4	
	125 000	0,25	3.5	
	385 000	0,15 à 0,17	3,6	
	2 545 000			

Bons de souscription:
Les bons de souscription en circulation permettent à leur détenteur de souscrire à un nombre équivalent d'actions ordinaires comme suit:

	2004		2003	
	Nombre de bons de souscription	Prix moyen d'exercice $	Nombre de bons de souscription	Prix moyen d'exercice $
Solde au début de l'exercice	4 407 291	0,38	10 121 686	0,34
Émis	2 750 000	0,30	1 100 000	0,30
Expirés	(3 307 291)	0,40	(6 814 395)	0,31
Solde à la fin de l'exercice	3 850 000	0,30	4 407 291	0,38

8- CAPITAL-ACTIONS (suite):

Bons de souscription pouvant être exercés au 31 août 2004:

	Nombre	Prix d'exercice $	Date d'expiration	
	368 438	0,30	septembre 2005	
	500 000	0,30	janvier 2006	
	1 100 000	0,30	avril 2006	
	1 881 562	0,30	septembre 2006	
	3 850 000			

Au cours de l'exercice 2000, la Société avait vendu 2 000 000 de bons de souscription pour 200 000 $. De ceux-ci, 754 545 ont été exercés en 2002 et un montant de 75 455 $ relatif aux bons de souscription exercés a été transféré au capital-actions. Les bons de souscription non exercés sont venus à échéance en février 2002. Le montant de 124 545 $ issu de la vente des bons de souscription venus à échéance a été transféré dans un compte de surplus d'apport.

9- ÉTAT DES FLUX DE TRÉSORERIE:

Informations supplémentaires relatives aux flux de trésorerie:	2004 $	2003 $
Montants payés durant l'exercice relativement aux:		
Intérêts	8 354	6 756
Éléments liés aux activités de financement et d'investissement n'ayant pas d'incidence sur la trésorerie:		
Frais reportés financés par l'augmentation du montant dû aux administrateurs	27 692	142 000
Augmentation des frais reportés causée par l'amortissement des frais relatifs aux propriétés minières	104 100	104 100
Frais reportés financés par (la diminution) l'augmentation nette des comptes à payer	(8 314)	70 854
Frais reportés financés par l'émission d'options d'achat d'actions à des non-salariés	17 268	19 892
Diminution des comptes et charges à payer par l'émission d'un billet à payer	(489 630)	-
Perte de change	19 939	-

10-INSTRUMENTS FINANCIERS:

a) Juste valeur des instruments financiers:
La valeur comptable des espèces et quasi-espèces, des placements temporaires, des débiteurs, des créditeurs et charges à payer et du billet à payer se rapproche de leur juste valeur du fait que les instruments qui s'y rapportent ont une échéance relativement brève. Il est impossible de déterminer la juste valeur du montant dû aux administrateurs puisque celui-ci est sans modalité de remboursement.

b) Risque de change:
Une partie des dépenses engagées par la Société sont effectuées en dollars américains, en livres sterling et en dollars namibiens. La Société n'achète pas de contrats de change pour réduire le risque de fluctuation des taux auxquels elle est exposée.

11-ENVIRONNEMENT:

Les opérations de la Société sont régies par des lois gouvernementales concernant la protection de l'environnement. Les conséquences environnementales sont difficilement identifiables, que ce soit au niveau de la résultante, de son échéance ou de son impact. À la date des états financiers consolidés et autant que ses dirigeants puissent en juger, la Société exploite son entreprise en conformité avec les lois et les règlements en vigueur. Tout paiement pouvant résulter de la restauration de sites serait comptabilisé aux résultats de l'exercice au cours duquel il sera possible d'en faire une estimation raisonnable. Un montant correspondant sera capitalisé aux actifs miniers et amorti sur sa durée de vie utile.

12-IMPÔTS SUR LE REVENU:

Les incidences fiscales des écarts temporaires qui donnent lieu à des actifs d'impôts futurs au 31 août 2004 sont présentées ci-dessous:

	2004 $	2003 $
Actifs d'impôts futurs:		
Propriétés minières et frais d'exploration et de développement reportés	1 470 456	522 151
Report de pertes en capital	965 670	1 018 713
Report de pertes nettes d'exploitation	1 833 822	1 801 686
Frais d'émission d'actions	58 030	127 555
	4 327 978	3 470 105
Moins la provision pour moins-value	(4 327 978)	(3 470 105)
Impôts futurs	–	–

Au 31 août 2004, la Société dispose de pertes autres qu'en capital inutilisées qui peuvent être reportées à des exercices ultérieurs et dont elle peut se prévaloir pour réduire les bénéfices imposables futurs. Les pertes expirent comme suit:

ÉCHÉANCE	Fédéral $	Provincial $
2005	827 190	827 190
2006	757 050	757 050
2007	525 073	525 073
2008	658 546	658 546
2009	981 728	981 728
2010	981 220	980 809
2011	1 162 889	1 160 013

13-OPÉRATIONS ENTRE APPARENTÉS:

La Société a effectué, avec des administrateurs ou avec des sociétés dont les administrateurs et les actionnaires sont également administrateurs de la Société, les opérations suivantes:

	2004	2003
Honoraires	91 000 $	95 185 $

Les opérations sont conclues dans le cours normal des activités de la Société et sont mesurées en fonction de leur valeur d'échange, soit le montant de la contrepartie convenue entre les parties aux accords. Le montant dû aux administrateurs ne porte pas intérêt et ne comporte pas de conditions précises de remboursement.

14-ENGAGEMENTS:

En vertu de l'entente signée avec Ototinana Regional Marine Mineral Exploration (PTY) Ltd. («ORMME»), la Société s'est engagée à investir au moins 5% de ses dépenses d'exploration pour des programmes d'emplois et de formation dans différents secteurs de l'économie relatifs à l'industrie minière. De plus, lorsque la production commerciale débutera, la Société s'est engagée à verser une subvention spéciale de 1% sur les ventes brutes générées par l'exploitation de ses propriétés minières diamantifères marines namibiennes.

La Société loue un local commercial en vertu d'un contrat de location-exploitation. Le loyer annuel relatif à ce bail pour les quatre prochains exercices s'établit comme suit :

Année	$
2005	19 863
2006	20 453
2007	21 043
2008	7 080

15-ÉVENTUALITÉ:

Une réclamation au montant de 120 000 $ US (157 660 $ CDN) a été intentée contre la Société relativement à un malentendu sur un contrat de travaux d'exploration. De l'avis de la direction, le dénouement de cette réclamation n'aura aucune incidence significative sur les résultats ou sur la situation financière de la Société.

16-ÉVÉNEMENT POSTÉRIEUR À LA DATE DU BILAN:

La Société est en voie de compléter un placement privé pour un montant de 750 000 $ en vue de l'émission de 7 500 000 unités. Chaque unité est composée d'une action ordinaire à 0,10 $ et d'un demi-bon de souscription. Chaque bon de souscription peut être exercé à un prix de 0,15 $ l'action pour une période de deux ans de la date de l'émission. Le produit servira à réduire le déficit du fonds de roulement.

17-CHIFFRES CORRESPONDANTS:

Certains chiffres correspondants de 2003 ont été réagencés afin de les rendre conformes à la présentation adoptée en 2004.

82 3329

ARIS
8-31-04



Afri-Can Marine Minerals Corporation





SEC Rule 12g3-2(b) Exemption

ANNUAL REPORT 2004

Corporate Profile

Afri-Can Marine Minerals Corporation ("Afri-Can") is an exploration and development company, actively involved in the acquisition, exploration and development of major mineral properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it as the partner of choice for Namibian Empowerment Groups.

2004 Highlights

- Howard Messias joins Afri-Can as Director
- Letter of intent to acquire a major copper deposit located in Namibia
- Successfully raised CDN $ 850,000 during the fiscal year.

Subsequent events:

- September 2004: Afri-Can proceeds with private placements totalling CDN$ 750,000.
- September 2004: Michael Brown joins Afri-Can as Director and Chairman of the Board.


NAMIBIA
Windhoek
Block J
Haib Copper
Namibian
Gemstones

Afri-Can's Namibian concessions △

84 Namibian diamonds collected during Block J's second sampling ▷



TABLE OF CONTENTS

View of the Haib Copper Deposit



REPORT TO OUR SHAREHOLDERS

During fiscal 2004, we planted the seeds to bring Afri-Can Marine Minerals Corporation back on the path of success. Many of the positive aspects of our operations last year were, unfortunately, overshadowed by problems encountered by our competitors that affected capital markets for those in the offshore marine diamond business. Share prices of all participants have declined, and the ability to finance diminished. Nevertheless, our confidence in Afri-Can's offshore marine diamond business remains strong. Afri-Can's concessions are well located and have shown huge potential, but capital markets do not reflect that today. Although investors' appetite for the offshore marine diamond business will likely be renewed as the industry shows improved operating performance, we have to deal with today's reality.

Management and Directors have embarked upon a series of actions to move Afri-Can forward despite difficult capital market conditions. We are involved in strategic discussions with targeted industry participants who could complement our role in the offshore marine diamond business. If these discussions – which are only at the preliminary stage – are successful, our ability to exploit our concession would be significantly enhanced. Exploitation could start sooner and Afri-Can's position would be stronger than at present.

Our initial objective is to sample further the Block J marine diamond concession. It is now evident that three types of diamondiferous deposits are present – the newly recognized marine gravel lags, paleo-surf zone gravel waves and aeolian-fluvial valleys. The diamondiferous nature and potential of Block J to contain a significant quantity of diamonds has been confirmed, strongly suggesting that the project is potentially viable and therefore justifies further sampling work. The Phase 3 sampling programme to be conducted on Block J is designed to determine the continuity of the mineralized zone and establish sufficient quantitative data to support estimation of an inferred resource. Our strategic discussions with industry participants include initiation of the Phase 3 sampling programme.

Afri-Can's excellent relationships in Namibia lead to other mineral opportunities outside the marine diamond business, and it is timely to begin investigating these. One potentially attractive opportunity is the large Haib Copper project, for which we have signed an option agreement with Namibian partners. The circumstances surrounding Haib encourage us to take a fresh look at this deposit, which has been explored before. Re-assessment of Haib will begin once due diligence is completed. We will also consider additional mining opportunities that could fit with Afri-Can.

Our exploration achievements clearly support the continued implementation of our business plan. Today, Afri-Can is one of the most active participants in the Namibian mineral exploration sector. The ongoing cooperation of our Namibian partners and the Government authorities has enabled Afri-Can to invest and further establish its position in Namibia, to the benefit of our shareholders and Namibian stakeholders. For this we are appreciative.

The Corporation's successes would not have been possible without the dedication and perseverance of our management, technical consultants and Board of Directors. Most importantly, we would like to extend our gratitude to our shareholders, both old and new, for their patience and ongoing support. With them, we look forward to exciting and rewarding years ahead, as we strive to achieve our prime objective — *the discovery and development of excellent mineral resources.*





Pierre Léveillé
President & CEO

Michael J. H. Brown
Chairman

Marine diamond concessions

BLOCK J / WODUNA CONCESSION

Block J covers an area of 994 km^2 and occupies a part of the continental shelf in water depths ranging from 70 to roughly 170m. It is located off the coast of Namibia, 105 km north of Luderitz. The Block J (EPL 2499) concession is subject to an option and joint-venture agreement signed in October 1999 between Afri-Can and Woduna Mining Holding (PTY) Ltd. Currently, Afri-Can holds a 70% undivided interest and is the operator of the joint-venture. Since October 1999, Afri-Can has invested in excess of CDN $4.4 million on Block J. The methodical approach used in exploring the concession has allowed the Corporation to complete two successful geophysical surveys and two successful sampling programmes.

Follow-up sampling: In mid-October 2002, Afri-Can conducted the first phase of the follow-up sampling programme designed to determine the continuity of mineralization along and across the features, establish sufficient quantitative data to support an inferred resource, and provide preliminary data on potential mining economics. A total of 25 samples averaging 13.24 m^2 each were collected over a sea-floor area of 0.365 km^2. The samples were taken from 2 anchor spreads of which 21 samples were excavated in the first spread and 4 samples on the second spread. 11 samples were taken within the mineralized area, producing 84 gem quality diamonds, of which the largest stone weighed 0.49 carats.

Reconnaissance sampling: In mid-November 2001, Afri-Can conducted a reconnaissance-sampling programme. The objective of this programme was to prove the existence of diamonds and to delineate areas containing diamondiferous sediments. 338 samples were collected from 29 anchor spreads covering an area of 728 m^2 of gravels. A total of 23 gem-quality diamonds weighing 4.65 carats were recovered, of which the largest stone weighed 0.64 carats. The samples were collected from 17 features of which 8 proved to contain diamonds. Two of the samples contained more than one diamond. This is very significant as it proves that concentrations of diamonds occur in some areas well in excess of the normal background concentrations present along and off the West Coast of Namibia

Analysis of the combined data from both programmes by Afri-Can's technical team concluded that the diamondiferous nature of Feature 8 has been confirmed, and the extent of the mineralization has been well defined within the area sampled. New geological evidence gained during the sampling programmes has led to an improved understanding of the origin of the diamonds in Block J and the reasons for their distribution. It is now evident that there are three types of diamondiferous deposits: **marine gravel lags**, **paleo-surf zone gravel waves** and **aeolian-fluvial valleys**.

- The **marine gravel lags** were formed by "Pleistocene beach" material (from 8,000 to 3 million years ago) that was in fact an outcrop of basal Tertiary sandstones and conglomerates, the erosion of which has formed deposition of marine gravel lags.

The significance of the discovery cannot be underestimated since, according to De Beers' own published information regarding the middle-shelf deposits:

"Cemented, diamond-bearing gravels on the dip slopes ridges were flooded during marine transgressive and erosive events. Their consequent reworking produced a lag gravel from the original fluvial and deltaic sediments, increasing the diamond grade by a factor of 4 to 20."

- The gravels found in the **paleo-surf zone gravel waves** (Features 8 & 17) contain abundant classic "Orange River Suite of exotic pebbles" such as jaspers, agates, episodites and iron banded stone, which in such anomalous quantities are important indicators of the presence of diamonds. The gravel waves stand at 125 m below present sea level and are characterized by the presence of large elongated accumulations of large slabs of local bedrock, for which the term "gravel waves" has been coined. Afri-Can is the first company after Namdeb (joint-venture between the Namibian Government and De Beers) to discover a gravel waves deposit.

- The geology of the **aeolian-fluvial valley** (Feature 6) is similar to the features mined by Diamond Fields (Marshall Forks) and the former Namco (Feature 19). Feature 6 stands at about 105 m depth and is an assemblage of valleys and depressions, which would have been exposed when sea level was at -125 m during the formation of Feature 8, but would have then been flooded as the sea level rose, thus creating shallow marine or lagoon environments.

GOING FORWARD

Since October 2003, Afri-Can has finalized the layout of its bulk sampling and pre-feasibility programme, which will cover the entire 42.1 km^2 of indicated mineralized and potentially mineralized zones currently identified on the Block J concession. The objective of the programme is to establish mineral resources in accordance with CIMM regulations and definitions. The first phase of the programme will focus on the 2 main areas (Features 6 & 8) where diamond deposits have already been delineated. Discussions to initiate the Phase 3 sampling programme are currently underway with strategic investors seeking to increase their vertical integration within the diamond industry.

Marine diamond concessions

NAMIBIAN GEMSTONES CONCESSIONS

These concessions are located near the western tip of Namdeb's rich concession areas (joint-venture between the Namibian government and De Beers Marine (PTY) Limited) and cover 23,000 km^2 in water depths ranging from 168 m to over 500 m. Results from a previous geophysical survey identified an area of approximately 1,900 km^2 indicating the presence of exposed rocky areas or rocks covered by a veneer of unconsolidated sediments. Such areas where paleo channels, old marine terraces and incised gullies demonstrate the effects of erosional activity are typical of features known to contain diamonds elsewhere off the coast of Namibia. Sampling will allow the identification of terrigenous assemblages that could be associated with diamondiferous deposits.

"The marine diamond industry in Namibia offers an enormous potential with an estimated offshore resource exceeding 2 billion carats."

Haib copper concession

In May 2004, Afri-Can signed a letter of intent with Deep South Mining (PTY) Ltd. to acquire a 70% undivided interest in the Haib Copper deposit. The Exclusive Prospecting License (EPL # 3140) covers 74,563 hectares and is located in the Karas region, 8 km from the Orange River in the south of Namibia, near the South African border.

The concession contains a large, low-grade porphyry copper-molybdenum deposit which has been explored by a number of companies since its discovery in 1948. Past exploration efforts appear to have been directed towards large-scale exploitation of Haib's sulphide copper resources. On such a basis, Haib was judged uneconomic. Haib would be a relatively high cost producer if it had been brought in as a high-throughput operation with recovery by conventional flotation. The most recent independent resource evaluation was by Behre Dolbear & Company Inc., in August 1996, when indicated resources were estimated at 292 million tonnes grading 0.46% copper at a 0.3% cut-off.

Afri-Can proposes to take a fresh approach to Haib. Rather than evaluating the project as a large-scale operation with copper recovery by conventional flotation, our approach will assess Haib's potential for development as a heap leach operation. We intend to examine the potential for a smaller scale operation, with improved grades, in order to enhance Haib's economics.

We are encouraged to take a new look at Haib because:

• Little attention has been paid to Haib's near-surface oxide resources, which have not been well defined. Systematic drilling of the deposit, mainly in 1972-75, was directed at defining the extent of the sulphide resources;

• Evidence suggests that oxide grades may be slightly better than the sulphide averages. Furthermore, there are slightly higher-grade portions of the sulphide resource which have not been well defined. Afri-Can's interest is reinforced by the Independent Technical Review of October 2004: "Near surface oxidation has led to the formation of malachite, azurite, chrysocolla, minor cuprite and chalcocite, generally along fracture zones. Oxide copper rarely extends to depths in excess of 30 metres on these fracture zones. While the oxide zone volumetrically represents a fairly minor proportion of the deposit, grades are significantly above average giving the potential for some leachable copper from the oxide material. These portions of the deposit have not been examined in detail and there is significant potential to improve their volume and grade."

• Solvent extraction/electro winning of copper did not appear on a commercial scale until the mid-1980s. This low cost processing method, which eliminates the need for smelting, has since been widely adopted by the industry and is now the preferred method for processing copper oxide ores;

• The present copper price and the longer-term outlook for copper prices are both significantly better than when other companies decided against proceeding with Haib; and

• Mintek, a leader in the rapidly developing field of bioleaching has expressed interest in working with us at Haib. Bioleaching has been adapted to the recovery of base metals from sulphide ores. Advantages of this technology are low capital costs, competitive process economics, the ability to treat low grade and complex sulphide deposits, no airborne pollution, and environmentally acceptable wastes. Based on familiarity with the metallurgy of the deposit, this South African minerals processing firm believes both oxide and sulphide resources at Haib should be amenable to heap leaching.

Haib copper concession

The Independent Technical Review of October 2004 recommends that Afri-Can:

1 Build the geological model;
2 Complete the mapping needed for drilling;
3 Proceed to drilling as defined by the model and mapping;
4 Detail analysis of the sampling material including metallurgy tests;
5 Prepare a 43-101 compliant final report that includes indicated / measured resources, metallurgy results and a proposal for a further work programme.



A malachite stone on the Haib Copper concession ▷

Republic of Namibia

The Republic of Namibia is one of the more politically stable, well-developed countries in Africa. Since it obtained independence from South Africa in 1990, the country has established a constitution recognized as one of the most democratic in the world. Laws that ensure the security of tenure and offer protection from expropriation and the repatriation of profits regulate the mining industry. Namibia is the first country in the world to incorporate the protection of the environment into its constitution; some 14% of the land is protected, including virtually the entire Namib Desert coastal strip.

The economy is heavily dependent on the extraction and processing of minerals for export. Mining accounts for 20% of GDP and rich alluvial diamond deposits make Namibia a primary source for gem-quality diamonds. The marine diamond industry in Namibia offers an enormous potential with an estimated offshore resource exceeding 2 billion carats. Namibia is the fourth-largest exporter of non-fuel minerals in Africa, the world's fifth-largest producer of uranium, and the producer of large quantities of lead, zinc, tin, silver, and tungsten. Mining of zinc, copper, and silver and increased fish production led growth in 2003. Proposed privatization of several enterprises is expected to stimulate foreign investment in the future.

Commitment to local communities

Afri-Can's long-term view in developing the potential of its concessions includes a firm commitment to build a long lasting relationship with the Namibian people. As such, all option and joint-venture agreements include local Namibian partners. Management's "hands on" approach has solidified Afri-Can's ties and stature within Namibia's corporate and financial communities. On-site representation with local and government officials is a clear demonstration of our willingness and determination to succeed, which in turn will enable Afri-Can to fulfill its long-term commitment with the Namibian people.

Environmental statement

Afri-Can Marine Minerals Corporation is committed to conduct its business as a responsible corporate citizen in accordance with the laws and policies of Namibian Government agencies. Furthermore, we require that all of our contractors apply best-practice procedures for environmental and resource protection, and adhere to Namibian legislation relating to waste and waste disposal.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Michael J. H. Brown †
Director, Chairman of the Board

Pierre Léveillé †
Director, President and CEO

Bernard J. Tourillon
Director, Executive Vice President and CFO

Marcel Drapeau
Director, Corporate Secretary

Chris I. von Christierson †
Director

Kim Hatfield †*
Director

Michael Nicolai *
Director

Howard Messias *
Director

SENIOR TECHNICAL CONSULTANTS

R.W. Foster
Resource Development Manager
Diamond Project

Viv Stuart-Williams
Exploration Manager
Copper Project

* Member of the Audit and Remuneration Committee
† Member of the Technical Committee

Head Office
201-4444 St-Catherine Street West
Montreal, Quebec, Canada H3Z 1R2
Tel.: 514-846-2133
Fax: 514-846-1435
E-mail: info@afri-can.com
Web Site: www.afri-can.com

Corporate Office — Namibia
P. O. Box 22978
Windhoek, Namibia
Tel.: 246-61-263-951
Fax: 246-61-263-952
E-mail: noragem@iafrica.com.na



Legal Counsel
Lavery de Billy
Montreal, Quebec, Canada

Werksmans
London, United Kingdom
Johannesburg, South Africa

Transfer Agents
Computershare
Montreal, Quebec, Canada

Auditors — Canada
KPMG
Montreal, Quebec, Canada

Auditors — Namibia
KPMG
Windhoek, Namibia

Bankers — Canada
HSBC (Canada)
Montreal, Quebec, Canada

Bankers — Namibia
First National Bank Namibia
Windhoek, Namibia

Exchanges and Trading symbols: TSX Venture – AFA;
Frankfurt (XETRA) – AJF; OTC (Pink Sheets) – AFCMF

Shares Outstanding: 77,715,975
Fully Diluted: 84,110,975
SEC 12g3-2(b) exemption: file number 82-3329

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis of the Corporation's financial statements should be read in conjunction with the accompanying Management's Responsibility for Financial Reporting Statement, Consolidated Financial Statements and related notes. Unless expressly stated otherwise, all references to dollar amounts are in Canadian dollars.

Review of operations

Afri-Can is primarily engaged as a mineral exploration and development corporation in Namibia. Afri-Can's primary objective is to discover and advance the development of its natural resource properties.

Afri-Can's principal assets are a series of option and joint-venture agreements, signed with three different Namibian empowerment groups, giving the Corporation control over 25 marine concessions covering 23,500 sq. km.

As part of its risk diversification strategy, the Corporation is evaluating onshore base metal projects where the Corporation believes it has the potential to add value for its shareholders. In this regard the Corporation signed, in May 2004, an option agreement to acquire a 70% interest in the Exploration License for the Haib Copper deposit with Deep South Mining (PTY) Ltd. ("Deep South").

The Haib Copper deposit is located in the Karas region, 8 km from the Orange River in the south of Namibia. The Haib project is a large porphyry copper-molybdenum deposit hosted within quartz-felspar porphyry dating back to the Archean age. The indicated resource in the higher-grade section of the deposit totals 292 million tonnes at 0.46% Cu, which is in excess of 2.9 billion pounds of copper in situ (please refer to the Haib Technical Report on Sedar for more details: www.sedar.com).

On December 20, 2004, Afri-Can and Deep South announced the signing of a Memorandum of Understanding with Mintek of South Africa concerning the development of the Haib Copper deposit in Namibia. Mintek is a leading provider of mineral processing and metallurgical engineering products and services, and is a technological leader in the rapidly developing field of bioleaching.

Results of operations

Shareholders are advised that changes to the application of the Canadian Institute of Chartered Accountants (CICA) guidelines, particularly with regards to exploration expenses accounting, have modified the consistency of the analysis of the variations of corporate accounts between the periods. However, it does not change the Corporation's evaluation of its core assets and does not impair the Corporation's intention to develop its strategic assets.

Diamond marine industry and financial markets events already discussed in the Annual Report forced the Corporation to place its diamond marine projects in care and maintenance, and this until market conditions improve. As a result, during fiscal 2004, the Corporation invested $547,000 (before write-downs) in exploration development (Block J) and care and maintenance expenses (versus $1,177,154 for the same period last year). Furthermore, the Corporation incurred an operating loss of $1,011,394 ($0.015 per share), versus $799,809 ($0.01 per share) for the same period last year.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

The December 2003 uncompleted financing, the proceedings and settlement of the previously disclosed arbitration (on the behalf of the Woduna joint venture) and secondary market events outside management's control forced the Corporation to expend more energy and funds on the said issues reducing the Corporation's ability to secure sufficient funding to pursue its exploration programmes.

The Corporation's loss during the period increased by $3,943,410 (or 442.2%), general and administrative expenses increased by $211,585 (or 26.5%) and other costs increased by $3,731,825 (or 4,062.2%).

General and administrative expenses

The general and administrative expenses increase of $211,585 (or 26.5%) over the same period last year was mainly due to a $113,237 (or 60%) increase in professional fees. The balance of the increase came from a $72,393 (or 62%) increase in salaries and fringe benefits and a $55,957 (or 37%) increase in public relations fees.

Legal fees related to the litigation of a previously disclosed arbitration brought about the increase in professional fees. Were it not for the $152,391 of legal expenses related to the arbitration, professional fees for this fiscal year would have been lower than last year. Management does not expect to incur this level of legal expenses next year. The increase in salaries and fringe benefits is not related to an increase in either staffing levels or payment, but reflects a change whereby a higher percentage of management expenses related to exploration programmes were classified as expenses this year because our marine concessions were placed in care and maintenance during fiscal 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (continued)

Other

With regards to other non-general and administrative-related accounts, write-down of mining properties and deferred exploration expenses account for $3,779,797 of the other expenses. These write-downs will be addressed in subsequent sections.

The Corporation's foreign exchange losses result from the fact that some monetary assets and liabilities of the Corporation are denominated in Namibian dollars and South African rand. The $85,204 foreign exchange loss represents cash loss incurred by the Corporation during the normal course of operations.

The $107,652 gain on the settlement of arbitration came about after all parties involved in the arbitration agreed that the 3 million rand charge by a contractor was to be reduced to 2.5 million rand. As a result, the previously accounted 3 million rand account payable is now accounted as a 2.5 million rand note payable.

The $66,952 of other expenses represents non-recurring expenses employed to finance the search by the Corporation of new properties of merit in Namibia and Africa.

Stock options

Afri-Can has adopted the fair value-based method to record stock option costs at the time of their issuance using the Black-Scholes model (please refer to note 2g) of the accompanying financial statements for details).

The impact of the adoption of the fair value-based method on the Consolidated Financial Statements for the fiscal period resulted in an increase of $16,230 in professional fees, an increase of $30,566 in the project management and consulting fees in the Consolidated Statements of Deferred Expenses, and an increase of $46,796 in the share capital account of the Corporation.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENSES

Exploration expenses

During the period, the Corporation's deferred exploration and development investments were $547,000 ($1,177,154 last year) before write-down. As the Corporation did not undertake any major sampling programmes during the period, this amount represents Afri-Can's maintenance costs for its marine concessions in Namibia.

Write-down of deferred exploration expenses

As a matter of policy, Afri-Can reviews the carrying value of its deferred exploration and development expenses during the fourth quarter of each fiscal year. Further to this review, management concluded that it would prioritize the development of its marine concessions by first developing the Block J concession and then the Namibian Gemstones concession. Since our action plan implies that we will not be developing Block B, Block K, Block M and Block N during the foreseeable future, management decided to write-off the $765,509 carrying value of these concessions.

It has been decided to write-down the $2,835,630 value of deferred exploration on the Namibian Gemstones concession due to development delays. This decision was based on the article AcG 11.17 of the CICA 3063.10 guideline which requires a write-down of capitalized costs and deferred development and pre-operating costs when there has been a delay in development activity that extends beyond three years. This write-down does not change the intention of the Corporation to develop the Namibian Gemstones concession, which is still considered a strategic asset.

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED BALANCE SHEETS

Working capital

As of August 31, 2004, the Corporation had $1,295 in its treasury and a working capital deficit of $845,117 compared to $56,679 in its treasury and a working capital deficit of $814,328 as of August 31, 2003.

Current liabilities total $938,334 ($974,476 as of August 31, 2003) and include the following: $207,584 ($871,076 as of August 31, 2003) in general accounts payable; $191,120 ($53,400 as of August 31, 2003) in accrued expenses and $539,630 notes payable ($50,000 as of August 31, 2003).

The $539,630 notes payable are composed of one $50,000 note and one of $489,630 ($572,958 as of August 31, 2003 included in general accounts payable) representing the previously mentioned 2.5 million rand owed to a contractor.

The Corporation's current treasury will need to be supplemented by the injection of funds from private placements that are currently in progress and others in order to support the ongoing exploration programmes planned for the remainder of 2004 and the beginning of fiscal 2005. The Corporation will continue to monitor the state of the capital markets for its ongoing funding requirements.

In September 2004, the Corporation announced that it would proceed with private placement agreements totaling $750,000. Proceeds from the private placement will be used to reduce the working capital deficit of the Corporation and further the development of the Corporation. The placement is expected to close by the end of 2004.

Capitalized expenses

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method.

As a matter of policy, Afri-Can reviews the carrying value of its mining properties during the fourth quarter of each fiscal year.

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Mining properties

As previously mentioned, management decided to write-down the carrying value of some exploration blocks. Further to this review, the Corporation has also decided to write-down the mining properties acquisition related costs for Block K, Block M and Block N. This resulted in a reduction of $178,658 of this management account.

As a result, the Corporation's mining properties management account represents the total cash investment made in order to acquire its remaining portfolio of marine concessions in Namibia ($6,666,833 at the end of fiscal 2004; $6,937,652 at the end of fiscal 2003).

Exploration and development programmes

The subject having already been addressed, this account now only represents a very conservative estimated value of the work accomplished on our concessions to increase the Corporation's understanding of the geology of our marine concessions in Namibia ($3,266,052 at the end fiscal 2004; $6,320,191 at the end of fiscal 2003).

Due to directors

During fiscal 2004, the Corporation saw its obligations to directors increase by $572,249 ($812,162 in 2004 versus $239,913 in 2003). This increase represents management's direct financial participation in the ongoing development of the Corporation.

Capital position

Afri-Can's common share position increased by 3,466,250 shares in September 2003, as part of the completion of the financing started in August 2003, and by 1,000,000 shares in January 2004 as per the completion of a $200,000 financing made by management.

As of August 31, 2004, Afri-Can had 77,715,975 shares issued and outstanding (valued at $29,521,148), 3,850,000 warrants

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED BALANCE SHEETS (continued)

Capital position (continued)

(4,407,291 as of August 31, 2003) and 2,545,000 options (3,765,000 as of August 31, 2003) outstanding, for a fully-diluted share position of 84,110,975.

Commitments

As per the terms of the ORMME agreement, Afri-Can is committed to invest no less than 5% of its exploration expenditures towards employment and training programmes. To date, the Corporation has met this commitment through the employment and training of Namibians.

Risk factors

All of the resource properties in which the Corporation has joint-venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk. The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programmes, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing costs, the rough diamond prices, as well as the competitive nature of the industry.

The successful execution of a marine diamond exploration programme requires considerable time and capital investment. As a result, marine diamond exploration costs can be considered high compared to on-shore alluvial projects, however, in full-scale production, economies of scale result in marine and land-based mining costs being similar.

To indicate an order of magnitude of the costs involved, the average industry investment required to discover, identify, and delineate one carat of inferred diamond resource is approximately $11.55, per carat, with the lowest cost estimated at approximately $7 per carat, and the highest cost in the industry at approximately $21 per carat.

Since Afri-Can controls large and geologically diverse concession holdings, not all of the Corporation's concessions can be developed at the same time. However, based on industry experience and given the nature of its concessions, it can be estimated that Afri-Can could be required to invest approximately $11.5 million per million carats of inferred resources delineated.

The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital.

Substantial expenditures are required for both our marine and base metal exploration programmes and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

This MD&A contains certain "forward-looking statements", as identified in Afri-Can's periodic filings with Canadian securities regulators that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Outlook

The Corporation intends to continue the evaluation and exploration of its properties subject to the availability of financing on acceptable terms. The Corporation intends to finance these activities either through existing financial resources or through additional equity or quasi-equity financing. However, there can be no assurance that the Corporation will be able to raise such additional equity.



Bernard J. Tourillon, MBA
Executive Vice-President and CFO
Montreal, December 23, 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying Consolidated Financial Statements of Afri-Can Marine Minerals Corporation and all information in this Annual Report are the responsibility of management. The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate include management's best estimates and judgments. Management has reviewed the financial information presented throughout this report and has ensured it is consistent with the Consolidated Financial Statements.

Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements. The Board carries out this responsibility principally through its Audit Committee.

The Board of Directors appoints the Audit Committee, and all of its members are non-management directors. The Audit Committee meets periodically with management and the shareholders' auditors to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the Consolidated Financial Statements on recommendation from the Audit Committee.

KPMG, l.l.p., an independent firm of Chartered Accountants, was appointed by the shareholders at the last Annual Meeting to examine the Consolidated Financial Statements and provide an independent professional opinion.



Pierre Léveillé
President & CEO



Bernard J. Tourillon, MBA
Executive Vice-President and CFO

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the Consolidated Balance Sheets of Afri-Can Marine Minerals Corporation (a development stage company) as at August 31, 2004 and 2003 and the Consolidated Statements of Deferred Expenses, Operations and Deficit and Cash Flows for the years then ended. These Financial Statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these Consolidated Financial Statements present fairly, in all material respects, the financial position of the Corporation as at August 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP
Chartered Accountants

Montreal, Canada
November 12, 2004

CONSOLIDATED BALANCE SHEETS

August 31, 2004 and 2003	2004	2003
	$	$
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	1,295	56,679
Accounts receivable	86,066	85,740
Prepaid expenses	5,856	17,729
	93,217	160,148
FIXED ASSETS (note 3)	27,493	33,977
MINING PROPERTIES (note 4)	6,666,833	6,937,652
DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES (note 5)	3,266,052	6,320,191
	10,053,595	**13,451,968**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	398,704	924,476
Note payable (note 6)	539,630	50,000
	938,334	974,476
DUE TO DIRECTORS (note 7)	812,162	239,913
SHAREHOLDERS' EQUITY		
Share capital (note 8)	29,451,120	28,597,310
Contributed surplus (note 8)	194,573	147,777
Deficit	(21,342,594)	(16,507,508)
	8,303,099	12,237,579
Basis of presentation (note 1)		
Commitments (note 14)		
Contingency (note 15)		
Subsequent event (note 16)		
	10,053,595	**13,451,968**

See accompanying notes to consolidated financial statements

On behalf of the Board,


Bernard J. Tourillon, Director


Marcel Drapeau, Director

CONSOLIDATED STATEMENTS OF DEFERRED EXPENSES

Years ended August 31, 2004 and 2003	2004	2003
	$	$
EXPLORATION EXPENSES:		
Project management and consulting fees	271,466	382,573
Geological exploration fees	-	476,517
Travelling	76,565	73,304
Mining properties expenses (note 4)	104,100	104,100
Administrative	94,869	140,660
INCREASE IN DEFERRED EXPENSES	547,000	1,177,154
WRITE-OFF OF DEFERRED EXPLORATION EXPENSES	(3,601,139)	-
	(3,054,139)	1,177,154
BALANCE, BEGINNING OF YEAR	6,320,191	5,143,037
BALANCE, END OF YEAR	**3,266,052**	**6,320,191**

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended August 31, 2004 and 2003	2004	2003
	$	$
GENERAL AND ADMINISTRATIVE EXPENSES:		
Travelling	87,139	77,640
Professional fees	302,439	189,202
Salaries and fringe benefits	189,578	117,185
Office	133,237	120,525
Information to shareholders and registration fees	66,597	117,984
Public relations	207,632	151,675
Interest and bank charges	16,293	15,231
Depreciation of fixed assets	8,479	10,367
	1,011,394	799,809
OTHERS:		
Write-off of mining properties	178,658	8,756
Write-off of deferred exploration expenses	3,601,139	-
Foreign exchange loss	85,204	130,057
Gain on settlement of lawsuit	(107,652)	-
Interest income	(609)	(6,946)
Other expenses (revenues)	66,952	(40,000)
	3,823,692	91,867
NET LOSS	**4,835,086**	**891,676**
DEFICIT, BEGINNING OF YEAR	**16,507,508**	**15,615,832**
DEFICIT, END OF YEAR	**21,342,594**	**16,507,508**
NET LOSS AND DILUTED NET LOSS PER SHARE	**(0.06)**	**(0.01)**

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended August 31, 2004 and 2003	2004 $	2003 $
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	(4,835,086)	(891,676)
Adjustments for:		
Depreciation of fixed assets	8,479	10,367
Write-off of mining properties	178,658	8,756
Write-off of deferred exploration expenses	3,601,139	-
Stock-based compensation	29,528	-
Unrealized exchange loss	19,939	129,843
	(997,343)	(742,710)
Changes in non-cash working capital:		
Accounts receivable	(326)	(12,633)
Prepaid expenses	11,873	16,395
Accounts payable and accrued liabilities	(47,767)	154,502
	(36,220)	158,264
	(1,033,563)	(584,446)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase in due to directors	544,557	38,356
Note payable	-	50,000
Share capital issuance	853,810	731,378
	1,398,367	819,734
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in short-term investments	-	46,859
Acquisition of fixed assets	(1,995)	(3,368)
Acquisition of mining properties	(11,939)	(162,659)
Deferred exploration and development expenses	(406,254)	(840,308)
	(420,188)	(959,476)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(55,384)	(724,188)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	56,679	780,867
CASH AND CASH EQUIVALENTS, END OF YEAR	1,295	56,679

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2004 AND 2003

The Corporation, incorporated under the Canada Business Corporations Act, is involved in the mining industry. The Corporation is a development stage company.

1- BASIS OF PRESENTATION:

The Corporation holds mining properties at the exploration stage in Namibia. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to complete the development (note 16), stable political situation and future profitable production or proceeds from the disposition thereof. According to management, the net book value of mining properties as at August 31, 2004 represents management's best estimate of their net recoverable value. However, this value could be reduced in the future.

2- SIGNIFICANT ACCOUNTING POLICIES:

a) Basis of consolidation:

The Consolidated Financial Statements include the accounts of the Corporation and its wholly-owned subsidiary, Noragem (PTY) Limited, a Namibian company.

b) Cash and cash equivalents:

Cash and cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

c) Fixed assets:

Fixed assets are accounted for at cost and depreciation is based on their useful life according to the declining balance method and following annual rates:

ASSET	RATE
Furniture and office equipment	20 %
Computer equipment	30 %

d) Mining properties and deferred exploration and development expenses:

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If it is determined that capitalized acquisitions, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value.

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. The amounts shown for mining properties and deferred exploration expenses do not necessarily represent actual or future values.

e) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet. Revenue and expense items are translated monthly at the average exchange rate of the period. Translation gains and losses are included in earnings.

Monetary assets and liabilities of the Corporation's subsidiary, considered as an integrated entity, are translated at rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at rates prevailing at their respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for depreciation and amortization which are translated at rates prevailing at the dates the related assets were acquired. Translation gains and losses are included in earnings.

f) Net loss per share:

Net loss per share is calculated using the weighted average number of outstanding shares during the year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2004 AND 2003

2- SIGNIFICANT ACCOUNTING POLICIES (continued):

g) Stock-based compensation plan:

The Corporation has a stock-based compensation plan, which is described in note 8. Prior to September 1, 2002, no compensation expense was recognized for this plan when stock options were granted to employees and non-employees and any consideration paid on exercise of these stock options was credited to share capital.

On September 1, 2002, the Corporation adopted prospectively the new standards for stock-based payments (Section 3870, Stock-Based Compensation and Other Stock-Based Payments). This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to employees and non-employees must be systematically accounted for in the Corporation's financial statements. These standards define a fair value-based method of accounting and encourage companies to adopt this method of accounting for their stock-based employee compensation plans. The cost is recognized as an increase to the compensation expense, deferred expenses, or professional fees and to contributed surplus. Any consideration paid by employees on the exercise of these stock options is credited to share capital. For the year ending August 31, 2004, the Corporation recorded an expense of $29,528 for the stock-based compensation plan.

h) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, the recoverability of mining properties and deferred exploration and development expenses, the valuation of environmental liabilities and disclosure of the contingent liability. Actual results could differ from those estimates.

3- FIXED ASSETS:

	2004			2003		
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
	$	$	$	$	$	$
Furniture and office equipment	50,494	36,425	14,069	50,074	32,960	17,114
Computer equipment	57,519	44,095	13,424	55,944	39,081	16,863
	108,013	80,520	27,493	106,018	72,041	33,977

4- MINING PROPERTIES:

	Balance as at August 31, 2003 ($)	Addition (adjustments) ($)	Write-off ($)	Balance as at August 31, 2004 ($)
Namibia — Namibian Gemstones 1)	5,235,181	-	-	5,235,181
Namibia — Block B Quando (option) 2)	163,245	-	-	163,245
Namibia — Block J Woduna (option) 3)	896,206	-	-	896,206
Namibia — Block K Tsondab	1,637	-	(1,637)	-
Namibia — Block M Kuvelai (option) 4)	20,044	-	(20,044)	-
Namibia — Block N Karas (option) 5)	57,080	-	(57,080)	-
Canada — East Leitch	1	-	-	1
Other	43,358	11,939	(55,297)	-
Mining properties expenses 6)	520,900	(104,100)	(44,600)	372,200
	6,937,652	(92,161)	(178,658)	6,666,833

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2004 AND 2003

4- MINING PROPERTIES (continued):

1) As at August 31, 2004, the Corporation has an interest of 60% (60% in 2003) in the diamond concessions - Namibian Gemstones. Under an option and joint-venture agreement entered into with Namibian Gemstones Mining Corporation (PTY) Limited, the Corporation has an option to acquire an additional interest of up to 20% for a cash consideration of US$1,440,000.

2) As at August 31, 2004, the Corporation has an interest of 30% (30% in 2003) in the diamond concession known as Quando (Block B). During fiscal 2004, the Corporation advised Together Quando Mining Consortium that it would not be increasing its interest above the 30% it presently has.

3) As at August 31, 2004, the Corporation has an interest of 70% (70% in 2003) in the diamond concession known as Woduna (Block J).

4) As per an option and joint-venture agreement with Kuvelai Delta Mining Company (PTY) Ltd., the Corporation has the right to acquire a 55% interest in the diamond concession known as Kuvelai (Block M) against payment and exploration expenditures. During fiscal 2004, the Corporation advised Kuvelai Delta Mining that it does not intend to exercise the option.

5) As at August 31, 2004, the Corporation has an interest of nil (30% in 2003) in the diamond concession known as Karas (Block N). As per an option agreement with Karas Minerals Holding (PTY) Ltd., the Corporation has the right to acquire up to a 55% interest. During fiscal 2004, the Corporation advised Karas Minerals Holding (Pty) Ltd. that it does not intend to increase its interest. Furthermore, the Corporation returned to Karas its 30% interest.

6) On November 21, 2001, the Corporation entered into an agreement with Ototinana Regional Marine Mineral Exploration (PTY) Ltd. ("ORMME"), a not-for-profit Namibian corporation held directly by the regional council of the Oshikoto, Ohangwena, Oshana and Omusati regions. According to this agreement, the Corporation issued 2,500,000 common shares to ORMME and, in consideration, the Ministry of Mines and Energy in Namibia granted the Corporation a clause of non-reduction of the area of all Namibia concessions for the next three periods of two years. The amount of $625,000 allocated to the 2,500,000 common shares will be amortized over the remaining duration of the agreement and will be included in the deferred exploration and development expenses.

5- DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES:

	Balance as at August 31, 2003 ($)	Addition ($)	Write-off ($)	Balance as at August 31, 2004 ($)
Namibia — Namibian Gemstones	2,734,593	101,037	(2,835,630)	-
Namibia — Block B Quando	507,175	14,325	(521,500)	-
Namibia — Block J Woduna	2,864,006	402,046	-	3,266,052
Namibia — Block K Tsondab (option) 1)	63,290	9,864	(73,154)	-
Namibia — Block M Kuvelai (option)	39,063	9,864	(48,927)	-
Namibia — Block N Karas (option)	112,064	9,864	(121,928)	-
	6,320,191	547,000	(3,601,139)	3,266,052

1) As per a joint-venture agreement with Tsondab Gem Exploration (PTY) Ltd., the Corporation has the right to acquire a 70% interest in the diamond concession known as Tsondab (Block K). The Corporation will earn a 20% undivided interest by paying NA$1,000,000 (CDN$185,500). Furthermore, the Corporation will earn an additional 10% undivided interest by paying NA$1,000,000 (CDN$185,500) to Tsondab no later than six months following the approval of the agreement by the authorities. Finally, the Corporation will earn four additional 10% undivided interests by paying NA$500,000 (CDN$92,800) for each 10% interest no later than 18 to 36 months following the approval of the agreement by the authorities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2004 AND 2003

6- NOTE PAYABLE:

The note payable bears no interest and is repayable in one instalment when the private placement described in note 16 will be completed.

7- DUE TO DIRECTORS:

The due to Directors bears no interest and has no repayment terms.

8- SHARE CAPITAL:

Authorized:

An unlimited number of common shares, voting, without par value.

Issuance:

During the years, the Corporation issued common shares as follows:

	2004		2003	
	Quantity	**Amount $**	**Quantity**	**Amount $**
Balance, beginning of year	73,249,725	28,620,542	70,015,975	27,869,272
Paid in cash	4,466,250	893,250	2,200,000	550,000
Share issuance expenses	–	(39,440)	–	(28,712)
Shares to be issued for cash	–	–	1,033,750	206,750
Common share purchase options	–	46,796	–	23,232
Balance, end of year	77,715,975	29,521,148	73,249,725	28,620,542

Common share purchase options:

The Corporation maintains a stock option plan ("Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, Directors of, or consultants to the Corporation options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

The Plan provides that the maximum number of common shares in the capital of the Corporation that may be reserved for issuance under the Plan shall be equal to 4,228,746 (2003 - 4,228,746) common shares and that the maximum number of common shares, which may be reserved for issuance to any one optionee pursuant to the share option, may not exceed 5% of the common shares outstanding at the time of grant. The option's maximum term is 5 years from grant.

The option exercise price is established by the Board of Directors.

During the fiscal year ended August 31, 2004, the Corporation granted 455,000 stock options to employees and non-employees. The fair value on the grant date of the options awarded in 2004 was estimated using the Black-Scholes model:

Rate of return of dividends	– %
Projected volatility	98 %
Risk-free interest rate	5% - 6 %
Predicted average duration of options	5 years
Average estimated fair value of each option	0.08 $ - 0.13 $

The impact of the adoption of the fair value-based method on the consolidated financial statements for the year ended August 31, 2004 was an increase of $46,796 in compensation expense, exploration expenses and in the share capital.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2004 AND 2003

8- SHARE CAPITAL (continued):

Common share purchase options: (continued)

A summary of changes in the Corporation's common share purchase options is presented below:

	2004		2003	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Balance, beginning of year	3,765,000	0.33	4,195,000	0.36
Granted	455,000	0.16	145,000	0.25
Expired	(1,475,000)	0.33	(575,000)	0.56
Cancelled	(200,000)	0.36	-	-
Balance, end of year	2,545,000	0.29	3,765,000	0.33

Options exercisable as at August 31, 2004:

	Number	Exercise price $	Expiry date (years)	
	500,000	0.25	0.3	
	780,000	0.36	0.5	
	120,000	0.25 to 0.35	1.5	
	20,000	0.25	1.7	
	615,000	0.17 to 0.35	2.4	
	125,000	0.25	3.5	
	385,000	0.15 to 0.17	3.6	
	2,545,000			

Warrants:

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	2004		2003	
	Number of warrants	Average exercise price $	Number of warrants	Average exercise price $
Balance, beginning of year	4,407,291	0.38	10,121,686	0.34
Issued	2,750,000	0.30	1,100,000	0.30
Expired	(3,307,291)	0.40	(6,814,395)	0.31
Balance, end of year	3,850,000	0.30	4,407,291	0.38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2004 AND 2003

8- SHARE CAPITAL (continued):

Warrants exercisable as at August 31, 2004:

	Number	Exercise price $	Expiry date	
	368,438	0.30	September 2005	
	500,000	0.30	January 2006	
	1,100,000	0.30	April 2006	
	1,881,562	0.30	September 2006	
	3,850,000			

During the 2000 fiscal year, the Corporation sold 2,000,000 stock warrants for $200,000. From those, 754,545 were exercised in 2002 and an amount of $75,455 related to the exercised warrants has been transferred to the share capital. The stock warrants that were not exercised fell due in February 2002. An amount of $124,545 resulting from the expiry of the stock warrants was transferred into a contributed surplus account.

9- STATEMENT OF CASH FLOWS:

Supplemental disclosures of cash flow information:	2004 $	2003 $
Cash paid during the year for:		
Interest	8,354	6,756
Non-cash financing and investing activities:		
Deferred expenses financed through issuance of due to directors	27,692	142,000
Increase in deferred expenses through depreciation of mining properties	104,100	104,100
Deferred expenses financed through net (decrease) increase in accounts payable	(8,314)	70,854
Deferred expenses financed through issuance of stock option to non-employees	17,268	19,892
Decrease in accounts payable and accrued liabilities through issuance of note payable	(489,630)	-
Exchange loss	19,939	-

10-FINANCIAL INSTRUMENTS:

a) Fair value of financial instruments:

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and notes payable approximates their fair value because of the short-term maturity of those instruments. It is impossible to determine the fair value of the due to Directors as it has no repayment terms.

b) Currency risk:

A portion of the Corporation's expenses is denominated in US dollars, British pounds and Namibian dollars. The Corporation does not buy futures contracts to reduce the rate fluctuation risk that it is exposed to.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2004 AND 2003

11-ENVIRONMENT:

The Corporation's operations are subject to governmental laws and regulations regarding environmental protection. It is very difficult to identify the environmental consequences in terms of outcome, impact, or time frame. At the date of the consolidated financial statements, and to the best knowledge of management, the Corporation is in conformity with the laws and regulations. Restoration costs will be recorded and accounted for at their fair value in the financial statements only when the Corporation will be legally liable and they can be reasonably estimated. A corresponding amount will be capitalized to the mining asset and depreciated over its useful life.

12-INCOME TAXES:

The tax effects of significant components of temporary differences that give rise to future income tax assets are as follows:

	2004 $	2003 $
Future income tax assets:		
Mining properties and deferred exploration and development expenses	1,470,456	522,151
Capital losses carried forward	965,670	1,018,713
Non-capital losses carried forward	1,833,822	1,801,686
Share capital issuance costs	58,030	127,555
	4,327,978	3,470,105
Less: valuation allowance	(4,327,978)	(3,470,105)
Future income taxes	–	–

As at August 31, 2004, the Corporation has accumulated non-capital losses which may be carried forward to reduce taxable income in future years. These losses expire as follows:

YEAR	Federal $	Provincial $
2005	827,190	827,190
2006	757,050	757,050
2007	525,073	525,073
2008	658,546	658,546
2009	981,728	981,728
2010	981,220	980,809
2011	1,162,889	1,160,013

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED AUGUST 31, 2004 AND 2003

13-RELATED PARTY TRANSACTIONS:

The Corporation carried out the following transactions, with its Directors or with companies whose directors and shareholders are also directors of the Corporation:

	2004	2003
Professional Fees	$91,000	$95,185

The transactions are made in the normal course of operations of the Corporation and are measured at the exchange value which is the amount agreed upon by both parties involved in the transactions. Amounts due to Directors are non-interest bearing and with no specific repayment terms.

14-COMMITMENTS:

Following the agreement with Ototinana Regional Marine Mineral Exploitation (PTY) Ltd. ("ORMME"), the Corporation is committed to invest not less than 5% of its exploration expenditures toward employment and training programs in various sectors of the economy related to its mining ventures. In addition, upon starting commercial production, the Corporation is committed to finance a special goodwill grant of 1% of its gross sales generated from the production of its Namibian marine diamond EPLs.

The Corporation leases a local under a long-term operating lease. Required minimum lease payments of the next four years are as follows:

Year	$
2005	19,863
2006	20,453
2007	21,043
2008	7,080

15-CONTINGENCY:

A claim amounting to US$120,000 (CDN$157,660) has been launched against the Corporation regarding a disagreement on an exploration work contract. In the opinion of management, this claim will not have a significant negative impact on the results of operations or on the financial situation of the Corporation.

16-SUBSEQUENT EVENT:

The Corporation is currently completing a private placement agreement totalling $750,000 for the issuance of 7,500,000 units. Each unit consists of one common share at $0.10 and one-half warrant. Each warrant can be exercised at $0.15 per share for a two-year period from the issue date. The proceeds will be used to reduce the working capital deficit.

17-COMPARATIVE FIGURES:

Certain of the 2003 comparative figures have been reclassified in order to conform with the current year's presentation.

AFRI-CAN MARINE MINERALS CORPORATION

Annual Information Form

2004

January 4, 2005

SEC Rule 12g3-2(b) Exemption

TABLE OF CONTENTS

Currency

Unless otherwise specified, the currency in this Annual Information Form is Canadian dollars. On August 31, 2004, one Canadian dollar was worth approximately 0.76 U.S. currency and 5.17 Namibian currency, as reported by the Bank of Canada.

Forward-Looking Statements

The information in this Annual Information Form contains forward-looking statements within the meaning of the *U.S. Private Securities Legislation Reform Act of 1995*. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. When used in this form, words such as "estimate", "should", "intend", "expect", "anticipate", "strategy", "potential" and similar expressions are intended to identify forward-looking statements. With respect to its projects, actual events may differ from current expectations due to exploration results, future exploration opportunities and changes in its fund-raising capacity or its joint venture partners. Readers must be careful not to place undue reliance on these forward-looking statements which are relevant only from the date of this Annual Information Form.

Item 1. Incorporation and Subsidiaries

1.1 The company's corporate name is Afri-Can Marine Minerals Corp. / Afri-Can, Société de minéraux marins ("Afri-Can").

The address of Afri-Can's registered office and head office is 4444 Ste-Catherine Street West, Suite 201, Westmount, Québec, H3Z 1R2.

The company was formed on August 9, 1984 under the Canadian Business Corporation Act, under the name of Minerals Anodor Inc. / Anodor Minerals Inc.

Effective February 25, 1991, Minerals Anodor Inc. changed its name to Nora Exploration Inc. / Nora Exploration Inc. and consolidated its outstanding common shares on the basic of four pre-consolidation shares for every post-consolidation shares.

On July 6, 1992, the Corporation's articles have been amended to move its head office in the Montreal metropolitan area.

Effective March 27, 2000, Nora Exploration Inc. changed its name to Afri-Can Marine Minerals Corporation / Afri-Can, Société de minéraux marins, and moved its head office in the Toronto metropolitan area.

On May 6, 2003, the Corporation's articles have been amended to move its registered office in the Province of Québec.

1.2 Afri-Can has one wholly-owned subsidiary: Noragem (PTY) Limited ("Noragem"), incorporated under the laws of the Republic of Namibia. Afri-Can owns 100% of common shares and voting shares of Noragem.

Item 2. General Development of the Business

General Objective

Afri-Can Marine Minerals Corp. ("Afri-Can") is a Canadian marine diamond exploration and development company operating off the coast of Namibia where the most valuable resources of gem diamonds have been identified. The marine diamond industry in Namibia offers an enormous potential with an estimated offshore resource exceeding 2 billion carats.

The aim of the Corporation is to develop and profitably exploit a world-class, marine, diamond resource, and this whether or not Afri-Can proceeds with the management of a marine mining operation, alone or in conjunction with others (j.v., contractor, etc.). Afri-Can, under the stewardship of its Board of Directors, management, and technical advisory group, has developed and implemented a multi-stage Business Model designed to enable the Corporation to become a major participant in the Namibian marine diamond business within the incoming years.

Namibianization

Since Afri-Can's success is dependent on Namibia's on-going development, the Corporation instigated a complete strategic review of the empowerment opportunities open to the Corporation.

As a result of this review, Afri-Can concluded that its business development strategy must be focused on the implementation of a win-win strategy that takes into consideration the interests of the four following major stakeholders involved in Afri-Can's ongoing development in Namibia.

1. Afri-Can's shareholders;
2. its Namibian partners (of which some are already shareholders of Afri-Can);
3. the Namibian Government;
4. the Namibian population.

Reviewing Afri-Can's Business Model and implementation strategy in light of the ongoing transformation of the diamond industry in Africa and the world, Afri-Can concluded that there exists a great window of opportunity whereby Afri-Can could voluntarily invite, at the earliest stage of its development, both the Namibian government and population to participate directly in the potential future rewards provided by Afri-Can's future development.

Therefore, Afri-Can reached and implemented the following Namibianization and empowerment plan.

- On November 23, 2001, Afri-Can entered into an agreement with Ototinana Regional Marine Mineral Exploration (PTY) Ltd. ("ORMME") whereby ORMME will acquire a direct interest in the capital of Afri-Can.

- ORMME, a Namibian not-for-profit corporation, is directly owned by four regional councils representing the Oshikoto, Ohangwena, Oshana and Omusati regions. ORMME, which has been created to promote social and economic development, will assist Afri-Can to implement development initiatives in these regions that have important social and economic uplifting needs. These regional councils, which constitute the local government of the cited regions, represent more than 50% of Namibia's population.

- Within the terms of the agreement, Afri-Can issued to ORMME 2.5 million common shares of Afri-Can in consideration of which the Ministry of Mines and Energy of Namibia has agreed to grant Afri-Can relinquishment relief in respect of all its concessions that involve joint ventures with Namibians. This non-reduction in concession areas will be valid until the end of 2007.

- In addition, ORMME will have the right, but not the obligation, to maintain or increase its interest in Afri-Can on terms and conditions acceptable to Afri-Can's Board of Directors and ORMME will be entitled to one representative on the Board of Directors of Afri-Can with future Board representation determined in proportion to its shareholding percentage in Afri-Can.

- Furthermore, as part of its empowerment strategy, Afri-Can has agreed to finance a special Goodwill Grant, equivalent to 1% of its annual gross sales, upon commencement of commercial production of diamonds from its Namibian marine concessions. The funds generated will be invested in specific social programs recommended by ORMME, subject to specific conditions, including regular audits by Afri-Can's auditors, and Afri-Can has agreed to invest a minimum of 5% of its exploration expenditures in training and empowerment programs related to its mining ventures.

With this empowerment project now firmly in place, Afri-Can plans to continue to build on its strong relationships in Namibia.

Acquisition

On May 19, 2004, Afri-Can signed a letter of intent with Deep-South Mining (PTY) Ltd. ("Deep-South"), a Namibian company, regarding an option to acquire a 70% undivided interest in the major copper deposit known as "Haib Copper", Exclusive Prospecting License (EPL) 3140.

This 70% undivided interest will be earned by paying to Deep-South $100,000 upon regulatory approval of the agreement and $500,000 upon completion of a favorable due diligence within 120 days of regulatory approval.

In addition, Afri-Can shall incur exploration expenses, make payments and issue shares, as follows:

- Within 2 years following the completion of the due diligence, the Corporation shall incur expenditures in a minimum of $2 million in exploration activities in order to prepare an updated bankable feasibility study;

- No later than 30 days after the completion of a favorable feasibility study, the Corporation shall issue $5.5 million worth of its common shares to Deep South, at a market discount of 10% and issue 2 million warrants exercisable at a market premium of 30%, exercisable for a period of 3 years;

- Upon completion of the production financing for the project, the Corporation shall make a final cash payment of $5 million;

- Further to the acquisition of 70% by Corporation, Deep South shall have an option to sell its remaining 30% in consideration of a cash payment of $5 million and a 2% net smelter royalty.

Change in the Business

Since 1998, Afri-Can has limited its activities only in marine diamond exploration. But pursuant to the agreement entered into with Deep-South, changes in the company's business will occur during the current financial year. Indeed, Afri-Can shall be involved in the copper field.

Item 3. Description of the Business

Afri-Can is a mineral exploration and development corporation primarily engaged in the acquisition and development of major marine diamond properties. Afri-Can's vision is to discover and develop world-class marine diamond resources.

Afri-Can's principal assets are a series of option and joint-venture agreements, signed with different Namibian empowerment groups, giving the Corporation control of 28 marine diamond concessions covering 26,500 sq. km, thus making Afri-Can's combined interests the largest concession area off the coast of Namibia. The company is also looking into the possibility of acquiring land-based diamond concessions and copper deposits.

Information contained herein about mining activities by other companies in the coastal regions of Namibia have been derived from those companies' publicly available information and with reference to the "Technical Report on the Marine Diamond Properties on Namibian Minerals Corporation off the Southern African West Coast", dated May 25, 2001, prepared by Marine &

Coastal GeoScience (PTY) Ltd. and with reference to "2002 Technical Report" prepared by the Corporation's Senior Geological Consultant, Mr. R.W. (Dick) Foster and "January 2003 EPL 2499: Feature F08 Phase 2 Sampling, Voyage Report (Oct-Nov, 2002)". The accuracy or completeness of any information contained in those reports has not been verified by the Corporation as well as prior or subsequent events which may affect such accuracy or completeness.

History of Diamond Prospecting and Mining along the West Coast of Southern Africa

Ninety-five percent of the sea diamonds recovered along the west coast are of gem quality. The reason for this very selective quality lies in the fact that the diamonds were originally eroded from kimberlite pipes that are situated some 1,200 km inland from the coast. Only the very best quality diamonds survived intact along this very extensive transport route. The size distribution of the sea diamonds varies widely but the majority lies in the range of 0.1 to 3.0 carats.
It is conservatively estimated that between 1.5 and 3 billion carats of diamonds were deposited along the Southern African West Coast and continental shelf. Moreover, it appears likely that, given the sea level history during the time that the diamonds were being transported to the sea, up to 90% of the gems are contained in deposits presently beneath sea level. De Decker et al. (1991) and Gurney et al. (1991) have described the origin of the marine diamonds and the subsequent formation of the diamond deposits and put forward the generally accepted arguments used to arrive at these figures.

Given that the larger proportion of the total potential resource is thought to reside below current sea level, it is evident that the future of placer diamond mining is in offshore exploration. Despite this extensive coverage of the shelf by precious stone grants (licenses), it is only a very small fraction that has been prospected to date.

On-Land Prospecting and Mining

A railway worker named Zacharias first discovered diamonds along the Namibian west coast in 1908 at Kolmanskop, 7 km inland from Luderitz. Seven years later, about 5.37 million carats had already been recovered in the arid, windy valleys in the vicinity of Luderitz. By 1930, the tally stood at 11 million carats for the coastline between Luderitz and Bogenfels, about 100 km farther south. Consolidated Diamond Mines (CDM) was formed in 1920 when Ernest Oppenheimer acquired control of the numerous diamond companies that were operating along the coast at the time. CDM became a wholly-owned subsidiary of De Beers in 1975. In November 1994, the Namibian Government became a 49.9% partner in CDM, and the company changed its name to Namdeb Diamond Corporation (Pty) Ltd.

The initial surge of exploration in the Luderitz area was followed in 1928 by the discovery of diamonds along the South African coast at Alexander Bay, just south of the Orange River. Further discoveries were then made in the coastal areas just to the north of the Orange River. At the river, the diamondiferous deposits were associated with emerged marine terraces that are continuous for almost 100 km northward to Affenrucken. Other discoveries have been made north of Luderitz at Spencer Bay, Meob Bay, Conception Bay and Terrace Bay (850 km north of Luderitz).

Following the demise of the original Luderitz diamond fields in the 1930's, recoveries of diamonds were concentrated in the southern coastal zone between the Orange River and Chamais Bay. Diamond production along these emerged marine terrace deposits reached its zenith when 2,001,217 carats of diamonds were recovered in 1977. This figure has since declined to about 750,000 carats per year in 2000.

Offshore Prospecting and Mining

The Marine Diamond Corporation (MDC), under the chairmanship of Mr. Sammy Collins, took the lead in 1961 when they began marine prospecting in licenses they held north of the Orange River. By 1964, MDC had produced 90,000 carats from the stretch of coast between the Orange River and Luderitz Bay. Following the good production results, MDC's fleet expanded to the extent that three barges and several other vessels were operating continuously in Chamais Bay and Hottentot Bay, the latter being about 60 km north of Luderitz.

In 1965 Consolidated Diamond Mines (CDM) took over the MDC investigation, extending it to the concessions they held south of the Orange River. At about the same time, others, such as Terra Marina Mining Company, started their own marine prospecting work. De Beers then incorporated MDC and, by the end of the sixties, had recovered a total of 788,000 carats. Among these were a "jackpot" find of 390,000 carats recovered within four months from Hottentot Bay. In 1969, the barge "The Ponona" was deployed in Hottentot Bay and continued mining until production was stopped in 1971.

CDM ceased their operations on the inner shelf at a time when marine mining was at the early stages of development. Substantial improvements in marine diamond exploration techniques and mining technology as well as a better understanding of the depositional environments of diamondiferous deposits, have ensured that the inner shelf remains a prime locality for diamond mining.

Recent Prospecting

De Beers Marine is the leader and the dominant player in the complex and risky business of mining diamonds from the seabed off the west coast of Namibia. De Beers Marine pioneered this work in 1990, when they first recovered 29,000 carats from the seabed. Since then, they have steadily built-up production to their present annual level of 576,470 carats with a production fleet composed of four drill mining ships and two exploration vessels. De Beers Marine is planning to further increase annual production to 650,000 carats for the up-coming year through improved mining efficiencies and increase annual production to about 800,000 carats with the addition of another drill mining ship in 2006.

Prior to their success in the nineties, De Beers Marine had terminated marine exploration for diamonds in the shallow and inner shelf water areas of Namibia in the mid-seventies due to a slump in the demand for diamonds on world markets and the technical difficulties of economically mining inner shelf deposits. The company's emphasis subsequently shifted to prospecting in the deeper, middle-shelf areas in water depths of 120 m to 150 m off the Namibian coast where the company located a substantially larger resource that could be exploited very profitably. From 1982 to 1990, De Beers Marine had succeeded in delineating a large ore reserve in "gravel wave" type features found in middle-shelf environment of their concessions (the Atlantic One deposit) and developed the drill mining ship technology to economically recover this type of deposit.

According to De Beers' last published information (2000) regarding the Atlantic One deposit, they boasted about having identified a combined measured and indicated resource of 8 million carats with an additional potential inferred resource of 50 million carats.

The start of marine diamond mining in 1991 brought renewed interest to the region. Namibian Minerals Corporation (Namco), Diamond Fields International (DFI), Ocean Diamonds Marine (ODM) and Benguela Concessions Limited (Benco) were some of the first companies to seek the opportunity and obtained licenses along the central and northern Namibian coast. EPL's have been granted over ground that extends from the border with South Africa in the south, to the Kunene River in the north, and extending from the shore seaward to beyond the 1,000 m isobath.

Prior to being acquired by Namco, ODM was actively mining in their inner shelf areas off the Namibian coast. ODM, using airlift technologies, achieved production of 57,000 carats per annum in the years to March 31, 1997 and 1998, and 63,000 carats in the year to March 31, 1999. ODM commissioned a third vessel in the first quarter of 1999. In the nine months to December 31, 1999, ODM mined 64,000 carats.

Following sampling of their inner shelf Luderitz Bay and Hottentots Bay grants in 1996, Namco announced an inferred resource of 2.36 million carats, and a combined measured and indicated resource of 290,000 carats in Feature 19, a 2.5 million sq. m area of license ML51. After having mined from 1998 to 2001 a total of 519,000 carats in their inner shelf deposit, Namco's December 31, 2001 measured, indicated and inferred resources estimate still mentioned that they had identified a further inferred resource of 2,224,260 carats and a combined measured and indicated resource of 1,082,000 carats in different features found in licenses ML36, ML51, ML103A, 6C and 7B, representing a combined area of 5.5 million sq. m.

The 1996 BHP/Benco JV sampling was completed in DFI's Luderitz areas ML32 and EPL1607A in 30 to 80 m water depths. Further sampling and trial mining of DFI's EPL1607A and 1607B was carried on the areas by De Beers Marine in March 1999. In 2001, MRDI, an independent consultant, has produced an estimate of the inferred and indicated resources of 1.15 million carats.

General Setting of the Namibian Coastline

The Namibian coastline is approximately 1,400 km long and extends from the Orange River in the south to the Kunene River in the north. The coastline is generally straight, having a trend to the NNW. The coastal zone and Namibian hinterland is occupied by the Namib Desert and the coastline is either backed by sand dunes or barren rocky cliffs.

The coastline north of the Orange River to Chamais bay is unbroken by embayments or promontories. An unbroken sandy beach continues for approximately 100 km northward from the river's mouth. Chamais Bay is the first of several north-facing log-spiral north of the Orange River. Northward from Chamais Bay the coast is characterized by numerous north-facing log-spiral bays, and promontories with south-facing embayments that capture the northward movement of sediment by littoral drift. These act as the source for the trains and sand dunes being transported inland by the persistent southerly winds.

At Luderitz the coastline forms a significant re-entrant to create Luderitz Bay. The coastal hinterland from Luderitz to Walvis Bay consists of the aeolian sand dunes of the Namib Sand Sea.

Between the Walvis Bay and the Ugab River, some 200 km further north, the coastline consists generally of sandy beaches backed by a broad coastal plain several hundred meters wide. The rocky coastline leading up to Cape Cross from the south, interrupts the gently shoaling sandy beaches, but they are again in evidence immediately north of the cape and continue to the Ugab River mouth. The coastline north of the river changes to a rocky strandline extensively covered by cobbles and boulders. This remains the general character of the coast – i.e., rocky shores covered by cobbles and boulders, with sandy beaches being restricted to localized pocket beaches – north of Terrace Bay. Sand dunes of the Kunene Sand Sea extend to the coast from Cape Fria northward to the Kunene River.

Unlike the Orange River which has been in existence since the late Cretaceous, the Kunene River is of late Tertiary – early Pleistocene age. Whereas the Orange River has an extensive delta associated with it, no delta has developed off the Kunene River mouth. These two rivers are the only perennial rivers on the Namibian coastline. The other smaller rivers are ephemeral, but do occasionally break through at their mouths to deposit sediment onto the inner shelf.

Mineralization

The general geological model invoked for the formation of the diamondiferous sediments is the same as that one cited by Afri-Can's senior geological consultant and the author of Afri-Can's latest technical report, Mr. R.W. (Dick) Foster, based on his many years of observations on the marine diamond development of the west coast of South Africa and Namibia. The report meets the criteria for a valid model in that it meets all known facts and observations available to the authors, but is in no way intended to be the "final definitive statement" on the provenance of the west coast diamonds. It is summarized herein in simplified form.

At the end of the Cretaceous period, approximately 60 million years ago, the break-up of the Gondwana supercontinent was well advanced and a major geosyncline had become established between Southern Africa and South America. This geosyncline which, from oil drilling evidence, has been in existence since at least the early Jurassic period, expanded from south to north so that not only was there sedimentary input into the basin from the east (i.e., South Africa, Namibia, Botswana) and from the west (i.e., Brazil) but also from the north (i.e., Angola, Congo, etc.). The youngest diamondiferous kimberlites had been intruded into these surrounding regions some 20 million years previously.

There is widespread evidence of major uplift of the Southern African continent at the end of the Cretaceous period. The authors do not know evidence from the South American side. On the "west coast" (in this context, the coastal plain and continental shelf from the Kunene River in the north of Namibia to the Olifants River in South Africa), this uplift is clearly visible in medium and deep seismic records, which show a widespread angular unconformity truncating the Cretaceous sediments. In the Kimberley area of South Africa, it has been calculated that about 1,500 m of the upper portions of the highly diamondiferous kimberlites were planed off (eroded). The diamonds released by the rapid erosion that resulted from this uplift must have been quickly carried to the "west coast geosyncline".

There is evidence from isolated remnant outcrops in the area south of Luderitz that in early Tertiary times the sea level stood some 140 m above its present level. Thus, the early Tertiary sea would have extended from the escarpment across the continental shelf and, in this shallow sea, coarse sediments that were weakly diamondiferous were deposited. These sediments seen in isolated remnants between Chamais Bay and Luderitz were not only proved to be diamondiferous by German prospecting and mining operations in the early 1900's, but also were known to contain the so-called "Orange River Suite" of exotic pebbles being mostly agates, jaspers, epidosites, banded ironstones and serpentinites.

During later Tertiary times, finer sediments were deposited and there is evidence of a hiatus in deposition in the Oligocene. The middle and upper Tertiary sediments, although locally coarse in nature, seldom contain the "Orange River Exotic Suite" of pebbles. The abundance of Orange River Suite pebbles in some of the Block J sediments therefore suggests that lower Tertiary sediments are or were exposed on the sea floor in the vicinity of the Block J. The weakly diamondiferous sediments at the base of the Tertiary sequence largely remained buried beneath younger sediments until the Pleistocene period.

With the onset of the northern hemisphere glaciation, sea level fluctuated between 125 m below present time during the glacial maximum and 20 to 30 m above present time during the interglacials. In addition, the world's climatic zones probably shrank towards the equator during the glacial periods and when the sea level was depressed 120 m. Walvis Bay would have had a climate similar to that of Cape Town at present. The central and southern Namibian shelf areas therefore probably had quite a wet climate, particularly in the winter months, and the prevailing wind direction would have been westerly with only weak longshore drift. By contrast, during the interglacials, the climate would have been dry, and the predominant south-easterly winds would have caused strong northerly long-shore drift.

Thus, during the interglacials, the diamondiferous basal Tertiary sediments on the coastal plain became exposed and eroded, and the diamonds were carried by rivers and streams to present and high-level shorelines, where they were dramatically sorted by size in a northerly direction and deposited in raised storm beach deposits. Also during times of higher sea levels, the intense aridity and strong winds would have caused aeolian erosion of the Tertiary sediments in closed valleys and concentration of diamonds on the valley floor as an aeolian lag deposit. Such valleys are common and were mined during the first half of the 20th century in the area between Bogenfels and Luderitz. There is evidence from offshore operations in the Bogenfels area that similar conditions prevailed while the sea level was 40 to 50 m below present.

However, during low sea levels, the regime would have been very different. The wetter climate meant that the diamondiferous lower Tertiary on the coastal plain and the inner shelf were rapidly eroded, and the diamondiferous material was carried down-slope to the sea more as sheet-wash than in particular rivers and streams. A characteristic of the coastal conditions would have been intense westerly storms, and it has been calculated that in extreme conditions the breaker height may have been as much as 30 m. Such conditions would have fluidized and removed all but the coarsest material forming trap sites for concentrations of diamonds when conditions reverted to normal.

Today, it is known that satellite imagery of the west coast clearly shows the windblown deposits extending inland as dune cordons from the offshore. Studies have been undertaken for CDM of the aeolian deposits, sediment dynamics and sediment transport routes in the coastal area between Chamais Bay and Luderitz. Earlier work concluded that the interaction between aeolian and fluvial stream systems resulted in the deflation of earlier deposits and formation of diamond placer deposits within endoreic basis. These basins are formed as a result of aeolian deflation and erosion, with salt weathering forming an important constituent in the process. The endoreic basis continue for several kilometers along a north-south orientation and generally have well-defined wall flanking the depression, that are up to 5 km apart. The size-grading of diamonds from Elizabeth Bay in the south to Luderitz shows a distinct decrease in size toward the north, indicative of wind sorting of these diamonds.

The Benguela Current that occurs off the southern Africa west coast moves rather sluggishly equatorward at an average velocity of 17 cm/s. It therefore does not have the capacity to have any effect on the redistribution of diamonds on the continental shelf.

Furthermore, tidal currents, likewise, would not have played a role in the evolution of the marine deposits, as the west coast is a wave-dominated region with a tidal range of less than 2 m. Sediment movement along the coast is principally by means of strong northward directed littoral currents which are generated by high energy southwesterly swells impinging obliquely on the generally north-south trending coastline.

And placer diamond deposits occur on the continental shelf off the Namibian coast. Although bedrock types differ from those near the coastline, the deposits are similar to these inshore in that they comprise scattered sandy gravels whose contribution has also been influenced by the subdued seabed topography. The diamonds were primarily distributed and concentrated during repeated Cenozoic sea-level movements, becoming less influenced as sea-level rose. During times of lowered sea-level, sub-aerial agents modified the effects of the previous marine transgressions.

Competitive Conditions

Currently, Afri-Can's activities are limited exclusively in diamond exploration and development. Consequently, Afri-Can is not affected by the world supply and demand for rough diamonds and policies of the major industry supplier, De Beers and the Diamond Trading Company.

Employees

As of August 31, 2004, Afri-Can had three employees and, on a daily basis, two internal geological consultants: Kim Lord and R.W. (Dick) Foster. The employees are not unionized. Management considers the relationship of the Corporation with its employees to be excellent. Furthermore, the Corporation retains, on continuous basis, the services of technical consultant Donald G. Sutherland.

Social and Environmental Policies

With respect to social policies, Afri-Can has entered into an agreement with ORMME as mentioned hereinabove under the caption "Namibianization".

Management's "hands on" approach has without a doubt solidified the corporation's ties and stature with the corporate and financial communities. On site representation with locals and government officials is a clear demonstration of our willingness and determination to succeed, which in turn will enable the Corporation to fulfill its long-term commitment with the Namibian people.

Afri-Can is committed to conduct its business as responsible corporate citizens and in accordance with the laws of and policies of Namibian Government agencies. Furthermore, Afri-Can requires from its contractors that they apply the best practical procedures for environmental and resource protection, and assurance that they will adhere to Namibian legislation relating to waste and waste disposal.

Risk Factors

By conducting its business in Namibia, the Corporation is subject to a risk that is minimal. Indeed, we refer to this policy of the Republic of Namibia described at the item above called "Politics, the Economy and the Diamond Business in Namibia". However, financial risks come from the nature itself of activities in the Corporation. Indeed, all of the resource properties in which the Corporation has joint-venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk. The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programs, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing cost, the rough diamond prices, as well as the competitive nature of the industry. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital. Substantial expenditures are required for marine exploration programs and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

Regulations in Namibia

Mining

The *Minerals (Prospecting and Mining) Act*, 1992 (the "Namibian Mining Act") vests all rights to minerals on the continental shelf and in the sea bed in Namibian territorial waters in the Namibian Government, which in turn has the power to issue licenses and permits to private investors for the purposes of realizing the economic potential of these rights.

Exclusive prospecting licenses are issued for specific periods (usually an initial period of three years) and may be renewed on two occasions for periods not exceeding two years. This type of license entitles the holder to conduct prospecting operations in the area to which such license relates in respect of specified minerals. Work programs may be prescribed, and operations must be conducted reasonably and in accordance with good prospecting practice. Operations must be duly documented and reports furnished to the Ministry of Mines and Energy.

Mining licenses entitle the holder to conduct mining operations in the mining area in respect of specified minerals. A mining license endures for a period of twenty five years or such shorter period as may be deemed to be the estimated life of the mine. Renewals for further periods of fifteen years at any one time are possible on application. Mining rights must be exercised reasonably and in accordance with good mining practice. Operations must be duly documented and reports must be furnished to the Ministry of Mines and Energy.

The Namibian Mining Act provides that the Minister of Mines and Energy shall not refuse to grant an application for renewal of an exclusive prospective license if the holder of the license has complied with all the terms and conditions of the license, including the proposed program of prospecting operations and has met the expenditures in respect of such operations in accordance with the terms of the license. In addition, the Namibian Mining Act provides that exclusive prospecting licenses shall not expire while an application for renewal is being considered until such application is refused, is withdrawn or has lapsed, if such application is granted, until such time as the exclusive prospecting license is renewed in consequence of such application.

The Namibian Mining Act provides that an exclusive prospecting license shall not be renewed on more than two occasions, unless the Minister of Mines and Energy deems it desirable and in the interests of the development of the Mineral Resources of Namibia. The Namibian Mining Act also provides that an application for the renewal of an exclusive prospecting license shall not be made, in the case of the first application for the renewal of such license, in respect of any area greater in extent that 75% of the prospecting area in respect of which such license has been issued or, in the case of any other application for the renewal of such license, in respect of any area greater in extent than 50% of the prospecting area existing at the date of such application, without the approval of the Minister of Mines and Energy.

Labour

The Namibian Labour Act of 1992 (the "Labour Act") regulates the conditions of employment and the rights and obligations of employees and employers. It furthermore provides for the establishment of trade unions, employers' organizations and labour courts and defines the rights, duties and functions of such entities. Trade unions and employers may regulate their affairs by agreement and dispute procedures are prescribed.

The Labour Act contains general provisions to the effect that all employers are obliged to ensure the safety, health and welfare at work of all their employees. This duty includes the duty to avoid all hazards to health in the conduct of operations. A further duty is imposed on employers, in carrying out their business in or on their premises, to ensure, insofar as this is reasonably practicable, that persons in their employ are not exposed to hazards to their safety or health. Detailed regulations have been prescribed by the Labour Act in respect of the health and safety of employees.

Environmental

The Namibian Mining Act imposes a liability on the holders of licenses of mining claims for the pollution of the environment or other damages or losses caused. The Namibian Minister of the Environment and Tourism may reserve certain areas of land from prospecting operations and mining operations.

The Namibian Mining Act also requires, as necessary, an environmental management program including an environmental impact assessment indicating the extent of any pollution of the environment, as well as an estimate of any pollution likely to be caused by prospecting or mining operations before prospecting or mining operations are carried out. If any pollution is likely to be caused, an environmental management plan indicating the proposed steps to be taken in order to minimize or prevent such pollution must be prepared. A revised environmental management plan must be filed as circumstances change.

Politics, the Economy and the Diamond Business in Namibia

The State

The Republic of Namibia is one of the most politically stable, well-developed countries in Africa. Since obtaining its independence from South Africa in 1990, the country has established a constitution recognized as one of the most democratic in the world. Its constitution provides a duly elected multi-party political system, an independent legal system and protection of human rights and civil liberties. The Namibian Government's policies have been to promote foreign investment in mining and mineral exploration for diamonds and other resources. The mining industry is regulated by laws that ensure the security of tenure and offer protection from expropriation and the repatriation of profits.

The Government

Namibia is a multi-party, unitary republic. The head of state is the executive President who is directly elected by the people (he must obtain at least 50% of the votes) for a maximum term of five years and for a maximum of two terms. He appoints a Prime Minister and Council of Ministers. There is a two-chamber parliament where the lower chamber comprises a National

Assembly of 72 members, elected every five years through a party list and the upper chamber gives representation to the various regional councils.

Justice is administered by an independent judiciary system acting through open courts. The constitution places heavy emphasis on the protection of human rights and liberties and firm restrictions on the power of the executive. The basic freedoms of thought, speech and the press, and of religion and association are guaranteed by a bill of rights and are "non-derogative" (no government, however well supported, may remove or dilute them).

The Economy

Namibia's economy relies heavily on international trade with imports and exports each totaling more than half of GDP in value. Major exports include beef, meat products, diamonds, uranium, fish products and beer. The country also has a significant tourism industry based on its magnificent wildlife and landscapes.

The Namibian government's policies have been designed to promote foreign investment in mining and mineral exploration for diamonds and other resources. Laws that ensure the security of tenure and offer protection from expropriation and the repatriation of profits regulate the mining industry.

The Diamond Business

The diamond mining industry plays a vital role for the country contributing US$400 million per year to the economy. Annual production of gem-quality diamonds averages 1.6 million carats. The diamonds recovered from both onshore and offshore operations are of the world's highest quality with an average price on the market of US$276 per carat.

From its humble beginning in 1991, Namibia's marine diamond production has now surpassed Namibia's traditional land-based diamond production. In 2001, over 60% of Namibia's 1.6 million plus carats-per-year diamond production came from the sea.

The marine diamond industry in Namibia offers an enormous potential with an estimated offshore resources exceeding 2 billion carats.

The area of diamond deposition off the Namibian coast is finite and therefore of considerable strategic importance to industry participants wishing to secure long-term positions in this largest known accumulation of top quality gemstones. Barriers to entry for new participants are high with the mineral rights dominated and controlled by only four parties, of which Afri-Can is now the largest independent and publicly-traded company involved in the area.

The Territory

Namibia is also a vast territory that sprawls over the southwestern regions of the Southern African subcontinent. The country is bordered to the west by a 1,500-km Atlantic coastline, to the north by the Republics of Zambia and Angola, to the east by Botswana and to the south by the Republic of South Africa.

The Namibian territory covers 824,269 sq. km. It is a large country, even by African standards, about four times the size of the United Kingdom and 27 times the size of Belgium. It is also sparsely populated with only two inhabitants per sq. km. The total of its culturally diverse people stands at just 1.8 million, some 300,000 of whom live in and around Windhoek, the capital of Namibia.

Overview of license holdings

The Namibian government has subdivided into a number of exploration and mining license areas, the coastline and continental shelf of the west coast of Namibia. As described in item "General Development of the Business", Afri-Can holds interest in exploration licenses. Afri-Can's exploration license areas are shown in the figure below.


LOCALITY OF EXCLUSIVE PROSPECTING LICENCES OFF THE COAST OF NAMIBIA
AFRI-CAN MARINE EPL AREAS
DE BEERS (NAMDEB) EPL AREAS
NAMCO (ODM) EPL AREAS
DIAMONDFIELDS EPL AREAS
TRANSHEX (BENCO) EPL AREAS
Black Cliff
Conception Bay
German Production:(1909-1913) 579,734cts
German Production:1913 - 14,763 cts
Meobbaai
Sossusvlei
Tsauchab River
Black Rock
ODM / NAMCO ML35 (A to J) published resource of 200,000 cts
Block N
Block K
Block B
Block M
Block J
Knoll Point
Spencer Bay
Saddle Hill 1944 - 1963: 312,275cts
NAMCO: EPL 1950 - total resource estimate of 653 000 cts (1999)
Hottentot Bay Sammy Collins: 390,000cts - MDC (1965)
Ichabo Island
Marshall Rocks DFI: EPL 1607: Total resource >1,147,800cts
Boat Bay Namdeb: resource of at least 276,000cts
LUDERITZ German Production 3,000,000cts (1910 - 1919)
NAMCO 1999 >1,000,000 cts
Elizabeth Bay
Prince of Wales Bay
German Production 1,125,820cts (1910 - 1919)
Reserves of 3,250,300 cts (1920)
Van Reenenbaai
0 100km
Baker Bay
Chamais Bay
De Beers Marine Production
497,129 cts (1998)
481,123 cts (1997)
Mittag
ORANJEMUND
Alexander Bay
Namibian Gemstones
Port Nolloth
South Africa
Kleinzee
N

Description of Concessions

Afri-Can's concession holdings are divided into two distinct groups to better allocate the Corporation's resources.

The near-term production potential of Afri-Can's northern concessions (Blocks J and B), which incorporate its shallower targets, are adjacent to a region where inferred diamond resources estimate exceed 4.25 million carats and are earmarked for priority development.

Afri-Can's southern concession block (the Namibian Gemstones concessions), representing Afri-Can's potentially largest and richest exploration targets, will be developed over a longer period due to the complexity of the geological nature and environment requiring a gradual and long-term approach to the development of this area.

Northern Concessions

The Company's northern concessions (Blocks J and B), which incorporate its shallow targets, are adjacent to a region where estimated inferred diamond resources exceed 4.25 million carats.

The Block B concession (EPL 2491) measures approximately 250 sq. km. Block B covers shallow water depths ranging from the surf zone to roughly 30 m. According to geological information and models available, it is expected that at least two terraces should be present on the concession, a shallow terrace (-20 m to -23 m) and a deeper terrace (-26 m to -29 m). M&C completed, in December 2000, a 830 line-km of high-resolution geophysical survey for which the interpretation of the bathymetric, seismic and sonographic data identified at least 17 sites present in six areas with potential for diamond entrapment. However, Afri-Can has opted to postpone any further development of the concession because of technical constraints that may limit the access to the area with the proper sampling equipments. As of August 31, 2004, exploration expenses made on this concession total $521,500.

In March 2000, Afri-Can signed an option and joint-venture agreement with Together Quando Mining Consortium (PTY) Ltd. to earn up to a 80% undivided interest in the Block B concession, license EPL 2491. At this time Afri-Can holds 30% and may acquire two additional tranches of 15 % by making payment of N$135,000 and issuing 100,000 shares to Together and the last 20% will be earned by paying N$170,000 and issuing 100,000 shares to Together.

Block J (EPL 2499) covers an area of 995 sq. km and occupies a part of the continental shelf in water depths ranging from approximately 78 to 167 m. It is located 10 km west of Namibian Minerals Corporation's (Namco) mining license 36 and is bordered to the south by Namco's property EPL 1950 which has a reported diamond resource of 653,000 carats.

In April 1999, Afri-Can signed an option and joint-venture agreement with Woduna Mining Holding (PTY) Ltd. to earn up to a 70% undivided interest in the Block J concession, license EPL 2499. Presently, Afri-Can holds 70% thereof.
Afri-Can acquired in 2000 the data of a regional geophysical survey conducted by Marine & Coastal Geoscience (Pty) Ltd. in 1998 on its Block J concession. Marine & Coastal (M&C) had

collected approximately 1,000 line-km of geophysical data. Interpretation and processing of the geophysical data revealed that the eastern shallow portion of the concession, covering close to 150 sq. km, is characterized by a thin covering of sediment and exposed bedrock outcrops that are considered very prospective for diamonds. Furthermore, the data also suggested possible diamond trap sites such as south-facing bays, gullies, channels and rock outcrops that could host diamonds.

In January 2001, Afri-Can proceeded with a detailed geophysical survey on the shallow portion of the concession area. The selected area extends over the inner shelf and inner shelf slope in water depths ranging from 70 to 125 m. M & C collected 910 line-km of high-resolution geophysical data which includes bathymetry, sidescan sonar and sub-bottom profiling. Following completion of the geophysical survey, the data collected was processed using sophisticated computer programs to produce 3D geological maps of the ocean floor. Interpretation of the data by Marine & Coastal identified 17 protective features present in eight major geomorphological features having the potential for diamond entrapment. The recognized features represent a variety of depositional environments in water depths ranging from 75 to 100 m and these features constitute 27 sq. km (i.e. 14%) of the 150 sq. km area identified as containing a thin sediment cover in the 2000 regional survey interpretation.

The embayments, reefs and channel depressions identified on the concession, formed during sea level regressions, would have acted as impediments to sediment movement in the surf zone. Several of the embayments show remnants of a paleo-strandline with a possible beach dune deposit suited for the formation of beach placer deposits. The numerous reefs and headlands on Block J indicate that these areas may contain diamondiferous deposits. Such areas formed islands during seal level regressions and, along the coastline, their peripheries typically contain diamondiferous gravels. Some of the reefs have extensive north-south dentritic channel systems and gully features that could be conductive to the entrapment of diamonds being moved northwards. The geophysical survey also indicated that most of the sediment cover is less than five meters in thickness, which will facilitate further sampling work.

Based on the encouraging results of the detailed survey, Afri-Can proceeded with a three-phase prospecting sampling program to prove the existence of diamonds and delineate mineral resources.

- In September 2001, Afri-Can received Mellifiera GeoConsulting CC's ("Mellifiera") report on target selection for qualitative sampling for diamonds.

- In October 2001, Afri-Can completed the layout of its reconnaissance-sampling program. The sampling program will consist of 29 anchor spreads displayed over the 17 prospective features previously identified. The objective of the sampling program will be to collect a minimum of 250 samples over the targeted areas with an average of 12 samples per spread. The objective of the sampling program is to provide information on the geology of each feature and, consequently, prove the presence of diamonds.

- On November 6, 2001, Afri-Can concluded an agreement with De Beers Marine (Pty) Limited ("DBM") to conduct its reconnaissance-sampling program over a period of 30 days.

DBM guaranteed a minimum of 250 samples over a minimum of 20 anchor spreads. The sampling programs provided for the collection of a minimum of 540 sq. m of gravels.

- On November 22, 2001, DBM started the sampling program using the mv Douglas Bay, which as a gross tonnage of 2,172 tonnes and is equipped with 20 t/hr DMS plant and two "Megadrills". Each Megadrills has a diameter of 0.96 m and a footprint on the seabed of 0.72 sq. m.

- On December 22, 2001, DBM completed the sampling program. The program succeeded in collecting a total of 338 samples, surpassing its initial sampling target by 88 samples. The samples were collected from 29 anchor spreads over a sea-floor area of 728 sq. m.

- In February 2002, DBM completed the sorting of the 338 samples collected during the program and reported the recovery of 23 gem diamonds weighing a total of 4.65 carats, of which the largest stone weighed 0.64 carats. Eight of the 17 features tested were proven to carry diamonds.

- In May 2002, Afri-Can received the final report of Messrs. R. W. (Dick) Foster and Kim Lord on the DBM sampling program (geological interpretation of the depositional environment encountered, analysis of the results and recommendations).

Analysis of Results

The sampling achieved its objective of proving whether or not diamonds are present in Block J. The program not only proved that diamonds are present, but it also showed that in some areas diamonds are potentially present in economically interesting concentrations.

23 diamonds were recovered from 338 samples. Had the samples only encountered the "background" distribution of diamonds that is found throughout the West Coast region, it is extremely unlikely that more than 3 diamonds would have been recovered. Therefore it can be stated that Block J contains more diamonds than the regional average.

In spite of a sample size that was very small, two of the samples recovered more than one diamond. This is very significant as it proves that concentrations of diamonds occur in some places.

The sediment patches that were proved to be diamondiferous span the whole extent of the lease area, some 45 km, from south to north. The total area of the sediment patches shown to be diamondiferous is about 10,000,000 sq. m. Geophysical results suggest that there are additional sediment patches that are similar, but were not sampled and amount to about 25,000,000 sq. m. The sampling tool failed to penetrate completely in the coarse material of the gravel waves and in the conglomerates. Therefore the most diamondiferous portions of these deposits were not excavated. Only 20% of the samples were recorded as having reached bedrock.
The program, although very preliminary, suggests that Block J has the potential to contain a significant deposit of diamonds with three main features identified to date (Features #8, #6 and #17).

Feature #8 is a paleo-surf zone feature that extends over an area of 11.7 million sq. m, of which 2 million sq. m have been proven to contain weakly-cemented diamondiferous conglomerate. The gravels found in Feature #8 contain abundant classic "Orange River Suite of exotic pebbles" such as jaspers, agates, episodites and banded iron stone, which, in such anomalous quantities, are important indicators of the presence of diamonds. Feature # 8 is 125 m below present sea level and is characterized by the presence of large elongated accumulations of large slabs of local bedrock for which the term "gravel waves" has been coined. Afri-Can is the first company after Namdeb (joint venture between the Namibian Government and De Beers) to have discovered a gravel waves deposit.

Feature #6 is an aeolian/fluvial feature covering 3.69 million sq. m of which 3.1 million sq. m have been proven to contain diamondiferous gravels. The geology of this feature appears similar to the ones currently mined by Diamond Fields (Marshall Fork) and Namco (Feature 19). Feature #6 is about 105 m below sea level and is an assemblage of valleys and depressions, which would have been exposed when the sea level was at -125 m during the formation of Feature #8, but would have then been flooded as the sea level rose, thus creating shallow marine or lagoon environments.

Feature # 17 is a series of back beach valleys characterized by the presence of gravel-wave formations. This feature covers an area of 700,000 sq. m and has been proven to contain diamondiferous gravels. To seawards of the beach is an area designated as Feature #16 that contains extensive gravel waves and forms part of the possible 25,000,000 sq. m extension of diamondiferous ground.

The results justify a program of quantitative follow-up sampling work. Furthermore, the first round of follow-up work will be restricted to the aeolian/fluvial valleys and the surf zone environments (Features #6 and #8), as these currently appear to hold the greatest potential.

The goals of the proposed program are to:

1. Determine the continuity of mineralization along and across the features.
2. Establish sufficient quantitative data on the features to support an inferred resource.
3. Establish preliminary data on potential mining economics.

In June 2002, Afri-Can Marine completed the layout of its delineation-sampling program. The sampling will be deployed in three distinctive phases that are designed for the collection of approximately 393 samples of 10 sq. m each and 6 bulk samples of 100 sq. m each. The complete program will entail the collection and treatment of gravels from 4,530 sq. m of sea floor.

On September 24, 2002, Afri-Can concluded an agreement with Gemfarm Investments (PTY) Ltd. to conduct the first phase of the follow-up sampling program for the Woduna Block J concession. The first phase was to be conducted over a 30 day period on the paleo-surf zone (gravel waves) of feature #8 and provides for the collection of a minimum of eighty 10 sq. m samples each and two bulk sampling samples of 100 sq. m.

The program was designed to achieve the following goals:

- determine the continuity of mineralization along and across the features;
- establish sufficient quantitative data for the features to support an inferred resource; and
- establish preliminary data on potential mining economics.

The sampling was conducted from the mv Lady-S vessel, which has a gross tonnage of 1,054 tonnes and is equipped with a 50 tonne-per-hour DMS plant. The sampling tool consists of one 60 cm-diameter "airlift" mining system with a pumping capacity of 1,000 tonnes per hour and a powerful "jetting system".

On October 23, 2002, the mv Lady S reached the concession and began sampling operations. Due to, among other factors, multiple equipment breakdowns and severe adverse weather conditions, the contractor did not complete the sampling program as set out in the original Agreement between Afri-Can and Gemfarm.

On December 9th, 2002 Afri-Can published a preliminary analysis of the data of the Phase 2 sampling, which recovered 84 gem quality diamonds weighing 11.4 carats, and discovered a new mineralized area in the Block J marine diamond concession in Namibia. The preliminary data can be summarized as follows:

1. A total of 25 samples averaging 13.24 sq. m was collected over a sea-floor area of 365,000 sq. m. The samples were taken from two anchor spreads of which 21 samples were excavated in the first spread and four samples on the second spread. 11 samples were taken within a mineralized area, producing 84 gem quality diamonds, of which the largest stone weighed 0.49 carats.

2. A preliminary analysis of the data by the Afri-Can technical team has concluded that the material sampled is gravel derived from a basal Tertiary conglomerate. The material is therefore of a different nature than the paleo-surf zone gravel waves of Feature #8, discovered in the previous program, which lie adjacent to the area sampled. The basal Tertiary conglomerate outcrop was mapped intermittently along the 40-km length of Block J during the geophysical survey outlined in the Marine and Coastal Report dated June 6, 2000 and represents a previously unrecognized, exploration opportunity.

Summary of the results

Weighing and Sieving Results					
Sample No.	No. of Diamonds	Largest Diamond	Smallest Diamond	Average carats/stone	Total Carats
J2_008	6	0.200	0.090	0.112	0.67
J2_009	10	0.290	0.100	0.136	1.36
J2_010	10	0.250	0.075	0.123	1.23
J2_011	2	0.170	0.090	0.150	0.30
J2_018	4	0.130	0.090	0.118	0.47
J2_019	13	0.490	0.087	0.169	2.20

Weighing and Sieving Results					
Sample No.	No. of Diamonds	Largest Diamond	Smallest Diamond	Average carats/stone	Total Carats
J2_020	8	0.270	0.110	0.119	0.95
J2_030	11	0.250	0.075	0.113	1.24
J2_031	1	0.250	0.250	0.250	0.25
J2_032	1	0.090	0.090	0.090	0.09
J2_BS001	18	0.200	0.106	0.127	2.28
TOTAL	84			0.131	11.04

Analysis of the Results

On January 23, 2003 Afri-Can reported the conclusions of the final report pertaining to the sampling program conducted in October 2002, on Block J offshore Namibia. The focus of the report prepared by Mr. R. W. Foster and Mr. K. Lord was to determine the geology and potential (size) of the most prospective areas and the potential economics of the concession. Although problems associated with the sampling vessel and equipment resulted in a shortened sampling program, the authors of the report have been able to draw the following conclusions from the work done:

- The diamondiferous nature of Feature #8, indicated by the phase 1 sampling, has been confirmed, and the extent of the mineralization has been well defined within the area sampled.

- The grade in the defined mineralized area is estimated to be 7.2 carats per 100 m^3 of screened gravel (1.6 mm screen). This implies that, at this stage, the project is within the realm of potential viability. Further sampling work is therefore justified.

- Analysis of phase 1 and 2 samples confirms that the largest stones were found in the deeper samples and this result suggests the presence of two separate populations of diamonds. The more likely reason for this is the presence of two separate diamondiferous zones, the lower of which contains larger stones but lies beneath the indurated horizons that was infrequently sampled by the airlift due to the difficulties encountered by the contractor.

- New geological evidence gained during the voyage has led to improved understanding of the origin of the diamonds in Block J and the reasons for their distribution. It appears that there are three types of diamondiferous deposits – marine gravel lags, paleo-surf zone gravel waves and aeolian-fluvial valleys.

- The potential of Block J to contain a significant quantity of diamonds has been enhanced by the 2002 sampling program.

New Feature

During the phase 2 sampling, some fragments of conglomerate were recovered that contained mollusc fossils that were more similar to Lower Tertiary (from 65 to 3 million years ago) forms than to those of the late Pleistocene (from 3 million to 8,000 years ago). The geological model for the area has therefore been reconsidered, and it is now proposed that the formerly "Pleistocene beach" material was in fact an outcrop of basal Tertiary sandstones and conglomerates, the erosion of which has formed deposition of "gravel lags". Detailed study of the side scan sonar information shows that the material outcrops as a series of small scarps and occurs discontinuously along the whole length of the lease area (45 km). 13 of the phase 1 sample spreads intersected the delineated zones, yielding a total of 12 diamonds. The area of the lag gravel zones is about 17.5 sq. km.

Thus it is now believed that Feature #8 area may contain two mineralized zones: 1) the valley lag gravels adjacent to the basal conglomerate outcrop, and 2) the gravel trapped between the boulders of the "gravel waves" further to seawards (the geological model proposed at the end of the phase 1 sampling program).

Towards the south of Block J (in Feature #17) two broad valleys occur. Each has a train of gravel waves extending eastwards up the valley from the basal Tertiary outcrop which are mineralized and are targeted for further sampling.

Regional Potential

Tabulated below are the areas (in sq. km) of indicated mineralization and potentially mineralized zones within Block J and the relationship between the findings of the 2001 and 2002 programs:

Geotype	Indicated mineralized zone (km^2)	Potentially mineralized zone (km^2)	Total (km^2)
Fluvial-aeolian	3.7	0.5	4.2
Gravel lag	2.7	14.8	17.5
Gravel waves	1.4	19.0	20.4
2002 ALL	7.8	34.3	42.1
2001 ALL	10.0	25.0	35.0

The differences from the 2001 findings resulted from the review and refinement of the geological model. This will be an ongoing process as more information is gathered and further analysis is done on existing data.

Comparison between 2001 and 2002 shows a reduction in the area of indicated mineralization because the phase 2 sampling gives a better definition in Feature #8. However, the overall potential has increased because recognition of the gravel lag deposits has opened up the potential of the northern paleo-coastline. In addition, recognition of the gravel lag deposits has in turn explained the occurrences of diamonds in isolated depressions and drainage channels cut into the basement surface. This means that the diamond-bearing potential of such features can be more realistically assessed, and their priority for inclusion in future sampling programs has increased.

Economic Potential

Within the mineralized area, phase 1 and phase 2 sampling (except the bulk sample) together extracted a total of 136.83 m^3 of plantfeed, from which 70 diamonds weighing 9.89 carats were recovered. This amounts to an exploration grade of 0.072 cts/m^3 or 7.2 carats per 100 m^3 of plantfeed. Taking into consideration the uncertainties of grades estimated from exploration activities versus production performance from the same area, production costs in similar marine environments and assuming a diamond value of US$100/carat (below the Namibian average), the authors of the technical report have concluded that the grades indicated in sampling undertaken to date suggest that operations based thereon have the potential to be profitable.

The estimation of economic potential was completed by a qualified person, Mr. R.W. Foster, employed by Afri-Can. A qualified person, as defined by National Policy Statement 43-101, is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report, and is a member in good standing of a professional association.

Recommendations

It was recommended that further phase 2 sampling should be undertaken with the objective of quantifying the potential of Block J as a whole.

As of August 31, 2004, Afri-Can's total investment in its 70% interest in the Woduna Block J project was CDN $4,162,258. CDN $896,206 was paid directly to Woduna to acquire a 70% direct interest in the project, and a further CDN $3,513,111 was spent in exploration and development expenses.

Southern Concessions

Afri-Can's large southern marine diamond concession block, referred to as the Namibian Gemstones concession, is located near the western tip of Namdeb's (joint venture between the Namibian Government and De Beers Marine (Pty) Limited) rich concession areas with a recent inferred marine diamond resource estimate of 8 million carats. This block represents Afri-Can's longer term project area with the largest potential for diamondiferous deposits.

The Namibian Gemstones concession comprises 23 EPLs and covers 22,500 sq. km in water depths ranging from 168 m to over 500 m. The block starts on the Namibian-South African border and extends northwards along the outer edge of the continental shelf and on the continental slope. The southern part of the concession is opposite of the mouth of the Orange river, while the eastern margin of the concession is near the western border of Namdeb's concessions operated by De Beers Marine (Pty) Limited, who recovered over 600,000 carats in 2000. For the last 100 million years, the Orange River has intermittently transported diamonds to the ocean from kimberlites in the hinterland of South Africa. The occurrence of diamond deposits on the concession is suggested by the geological history of the region (Sutherland, 1997) and is further supported by the recovery of diamonds from water depths of greater than 150 m elsewhere on the Namibian shelf.

In September 1998, Afri-Can entered into an option and joint-venture agreement with Namibian Gemstones Mining Corporation (PTY) Limited (the Namibian Gemstones concession). Afri-Can has an undivided 60% interest in the Namibian Gemstones concession and, as per its agreement, Afri-Can can increase its interest up to 80% by tranche of 10%. The payment for each tranche is US$720,000.

A 9,200 sq. km regional geophysical survey was conducted in 1999 over the shallow eastern part of the concession (41%), allowing Afri-Can to collect over 6,000 line-km of data. The survey identified large areas of eroded bedrock and abundant features typical of areas where diamonds are concentrated elsewhere in the Namibian marine zone. An area of approximately 1,900 sq. km, 20% of the area surveyed, indicated exposed rocky areas or rock covered by a veneer of unconsolidated sediments. Evidence of erosional activity in the form of paleo channels, old marine terraces and incised gullies were observed. These features are known to certain diamond concentrations elsewhere on the Namibian offshore zone.

Based on these results, the Corporation is planning a grab sampling program on this 1,900 sq. km target area. The sampling will allow the identification of terrigenous material that could be associated with diamondiferous deposits. The duration of the grab-sampling program survey will be approximately four months at an estimated cost of US$400,000.

As of August 31, 2004, Afri-Can's total investment in its 60% interest in the Namibian Gemstones project was CDN $8,070,811. CDN $5,235,181 was paid directly to Namibian Gemstones to acquire a 60% direct interest in the project, and a further CDN $2,835,630 was spent in exploration and development expenses to date. In addition Afri-Can can acquire an additional 20% interest in the Namibian Gemstones project by paying an additional US $1,440,000 to Namibian Gemstones.

Copper Deposit ("Haib Copper")

The Haib copper deposit is an EPL (3140) covering 74,563 hectares and is located in the Karas region, 8 km from the Orange River in the south of Namibia.

The information contained in this document is based on the independent Technical Report prepared by Mr. Viv Stuart-Williams at the request of Afri-Can in support of the acquisition of the Haib copper deposit in Namibia, from Deep-South Mining (Pty) Ltd. ("Deep-South"), a Namibian registered company.

The Haib copper project is a classic porphyry copper-molybdenum deposit hosted within quartz-feldspar, located in southern Namibia, very close to the Orange River and the South African border. Extensive exploration work has demonstrated that Haib contains in excess of 1.3 billion tons of ore with 0.23% Cu. Sulphide minerals (dominantly chalcopyrite) are disseminated within the rockmass and found concentrated in blebs and along veinlets and fractures. Near-surface oxidation has led to the formation of malachite, azurite, chrysocolla, minor cuprite and chalcocite, generally along fracture zones but rarely to depths in excess of 30 meters.

Previous Exploration Work

Previous work has been carried out on the Haib by Falconbridge of Africa (Pty) Ltd, Rio Tinto Zinc Corporation, Rand Merchant Bank Ltd (of South Africa), Great Fitzroy Mines NL (GFM) of Australia and the Namibian Copper Joint Venture Pty Ltd ("NCJV").

Rio Tinto completed the first comprehensive study of the Haib deposit between 1972 and 1975. They drilled 120 holes totaling 45,903 meters, and in 1975 the following Indicated Mineral Resource estimate was completed: 832 Mt at 0.27% Cu, with a cut off grade of 0.15% Cu, 563 Mt at 0.32% Cu with a cut off grade of 0.2% Cu and 374 Mt at 0.37% Cu, with a cut off grade of 0.25% Cu.

The NCJV completed the last detailed evaluation of the Haib deposit between 1995 and 1999. The NCJV generated a resource estimate using a computer database of borehole data, geological data, assay data, etc., that was used to model the Haib deposit. As part of the NCJV evaluation, Behre Dolbear & Company Inc (BD) was asked to complete an independent resource evaluation of the Haib deposit model.

BD delivered a completed report in August 1996 to the NCJV, and in the report, BD produced the following **Indicated Resource Estimate** for the Haib deposit.

Behre Dolbear - Haib Indicated Resource Estimate						
Minimum Block Grade	**Kriging**		**Inverse Distance Squared**		**Nearest Neighbour**	
	M Tonnes	*Grade % Cu*	*M Tonnes*	*Grade % Cu*	*M Tonnes*	*Grade % Cu*
0.1	1353	0.23	1331	0.23	1184	0.25
0.2	739	0.29	726	0.29	630	0.34
0.3	244	0.37	262	0.38	292	0.46

In 1997, Minproc of Australia presented to the NCJV a scoping and pre-feasibility study based of the hypothetical mining of the 1,353 Mt of copper at 0.23% Cu estimated by BD. The Minproc study, assuming the utilization of the traditional copper-processing route for a classic porphyry copper-molybdenum deposit (mine, concentrate, smelting and refining), projected a total production cost (capital cost included) for the project of US $0.80 per pound of copper. The mining of the massive primary sulfide ore contained in the Haib deposit was deemed sub-economical, until market conditions for copper improved significantly.

On April 30, 2004, the Namibian Ministry of Mines and Energy issued to Deep South, an Exclusive Prospecting License (EPL # 3140). EPL 3140 grants DSM sole ownership over the entire Haib copper deposit.

On May 25, 2004, Afri-Can announced the signature of a letter of intent with Deep South, regarding an option to acquire a 70% undivided interest in the Haib copper deposit (Exclusive Prospecting License # 3140).

As part of its due diligence process, Afri-Can mandated Mr. Viv Stuart-Williams, an independent Qualified Person, to prepare a Technical Report on the Haib copper deposit as defined by National Instrument 43-101.

During the preparation of the report, Afri-Can discovered that the grades generally reported on Haib where based on the Kriging mathematical models, a method which considers an important nugget effect. The Haib deposit being a classic porphyry has a fairly uniform grade distribution where nugget effect, if existent, is normally minimal. Therefore, the Kriging method may not be the most appropriate estimation method. Behre Dolbear's report also used the Nearest Neighbour method, which results in lower tonnage but higher grades, and this method is more appropriate for deposits such as Haib. Furthermore, the report also demonstrates that the oxide section of the deposit has never been assessed on its own, resulting in a low knowledge of its volume and grades.

From the Stuart-Williams Technical Report, it appears likely that previous resource estimates have to some extent "suppressed" the Haib grade. As a results of this analysis, Afri-Can and its Qualified Person believe that Behre Dolbear Nearest Neighbour's estimate of 292 Mt at a grade of 0.46% Cu is the most representative Indicated Resource Estimate for the Haib deposit.

While agreeing that this will need further investigation, the Behre Dolbear resources estimates now show that the high-grade portion of the Haib deposit could well be economic with the right exploration and production approach. Furthermore, Afri-Can also discovered that the NCJV never completed any exploration work in order to delineate the high-grade zone of the deposit and to delineate the respective oxide and sulfide horizons of the deposit.

In 2002, Mintek of South Africa completed a series of metallurgical tests on both the oxide and sulfide materials found on the concession. The samples were taken from adit material extracted by the NCJV. Mintek results show that the oxide section of the Haib deposit reacted very well to traditional heap-leach treatment with a recovery rate in excess of 90%. The chalcopyrite sulfide ore treated by Mintek reacted very well to their Heap bio-leaching technology with optimal recovery rates of 80%. Furthermore, the grade of the samples tested by Mintek, at 3.1% Cu oxide and 0.63% Cu sulfide, seemed to confirm the potential for robust grades in both the sulfide and oxyde sections of Haib and they also reaffirmed the idea that previous resource estimates have, to some extent, "suppressed" the Haib grade.

While agreeing that these results will also need further investigation, they still demonstrate that the recuperation rate for the oxide copper found at Haib is excellent. More significant, the Haib chalcopyrite sulfide ore treated using Mintek's Heap bio-leaching process obtained a recovery rate equal to industry average for standard heap-leaching SX/EW copper deposits around the world.

Afri-Can will focus its Haib development on accurately delineating the higher-grade sulfides and oxides sections of the deposit in order to assess the most economical mining method for the 2.9 billion pounds of copper already identified using simple and cost effective heap-leach and heap bio-leaching treatment combined with SX-EW technologies.

Mr. Viv Stuart-Williams, M Sc, Pr. Sci. Nat, served as the Qualified Person (as defined in National Instrument 43-101) responsible for the preparation of the Haib Technical Report and third party opinion, with respect to disclosure of resource estimates for the Haib copper deposit. The report has been completed in October 2004 and can be consulted at www.afri-can.com or at www.sedar.com.

Exploration and Development

The goal of the Haib Copper exploration program is to accurately delineate the high-grade section and accurately define the volume of ore in the oxide and sulfide sections respectively. Furthermore, the metallurgical tests will be focused on assessing the heap leach and bio-heap leaching and SX-EW technologies.

The program is as follows:

1. Build the geological model
2. Complete the mapping needed for drilling
3. Proceed to drilling as defined by the Model and mapping
4. Analysis of the sampling material including metallurgy tests
5. Final report which should be 43-101 compliant giving indicated / measured resources, metallurgy results and proposal for further work program.

The overall budget for Phase 1 is US $2 million including a contingency of 10%. The program is designed to be completed over an 18-month period.

With regard to Afri-Can's marine project, Afri-Can has finalized the layout of its bulk-sampling and pre-feasibility program, which will cover the entire 42.1 sq. km of indicated mineralized and potentially mineralized zones currently identified on the Block J concession. The objective of the program is to establish mineral resources in accordance with CIMM regulations and definitions. The complete program encompasses 20 target areas; the main five targets are areas with proven mineralization where resources will be delineated, whereas the 15 other targets are extensions to the mineralized zones where diamond presence has not yet been proven. The complete program is designed to extract 1,117 large 10 sq. meter samples.

Reserves and Resources

Afri-Can's Independent Technical Report confirms that the indicated resource of the high-grade section of the deposit totals 292 million tonnes at 0.46% Cu, which is in excess of 2.9 billion pounds of copper in situ.

The exploration and sampling program in diamond concessions is not yet advanced to calculate mining resources.

The Diamond Market

The elimination of De Beers' stockpile overhang, the transformation of the CSO (Central Selling Organization) into the DTC (Diamond Trading Corporation) and the recent moves by De Beers to secure new supply sources through corporate acquisitions represent the most visible signs that the billion dollars rough-diamond industry is currently experiencing major changes. Traditional supply and demand expectations will have a greater influence on the future development of the industry together with greater vertical integration between producers and diamantaires.

Total global production in 2001 was in the order of 125 million carats with a value of US $7.8 billion. Principal producing countries, ranked by value of market share, are Botswana (29%), Russia (22%), South Africa (12%), Angola (11%), Namibia, (6%), Canada (6%), Australia (5%) and Congo (5%).

Total gem output accounts for 95 percent by value, although only 15 percent by volume of total sales. The industry is thus highly reliant on sustained demand for diamond jewelry. Rough diamond sales of some US $8 billion result in polished output worth US $13 billion, which in turn is absorbed into diamond jewelry worth US $27 billion. Israel and India remain the two most important diamond manufacturing centers and the United States is the single most significant market for polished diamonds from both major cutting centers. The diamond industry is now highly reliant on the US market, which accounts for half of all diamond sales. Six years ago, the US market accounted for a third of sales and the Japanese market was of similar size. The Japanese market has now contracted to about 15 percent. Europe (12%) and the Middle East (11%) are the other significant end-markets.

The international diamond industry continues to be dominated by the De Beers Group, which markets approximately 60 percent of total world rough diamond production. De Beers reported that 2001 was a difficult year for its own operations and for the diamond industry in general. The company said that the year began against the background of a weakening global economy and an excess inventory of polished diamonds, held mainly by the United States trade. The economic uncertainty was aggravated by the terrorist attack on the United States on September 11, 2001. However, Christmas season retail sales of diamond jewelry were above expectations. In the crucial American market sales appear to have been slightly better than Christmas 2000. Consequently, the reduction in global retail sales in 2001 was less than had been feared. De Beers said that, on preliminary estimates, it was down some five percent.

De Beers also reported that de-stocking by the retail trade and lower demand for diamond jewelry had a negative impact on the rough diamond market in the form of downward pressure on prices, shortage of liquidity and reduced profitability. Generally, rough diamond prices declined by about 20 percent during 2001. De Beers' Diamond Trading Company (DTC) reported diamond sales of US $4.45 billion in 2001, a 21.45 percent decline on 2000 sales of US $5.67 billion.

De Beers said the rough market started 2002 in a more optimistic mood. Stocks of rough diamonds in the cutting centers were low. Although there was still an overhang of polished diamonds in the pipeline, this is less than the same period in 2001. De Beers said that DTC sales prospects for 2002 would depend on the timing and extent of any recovery in the world economy and the level of polished stocks that the trade pipeline would be confident to carry.

There has been some recovery in rough diamond pricing levels since 2001, however the polished market remains slow and this is having an impact on demand for and pricing of rough.

Item 4. Dividends

No dividends have been paid by Afri-Can. The dividend policy will be reviewed once Afri-Can's profit is in commercial production.

Item 5. Description of Capital Structure

The Corporation is authorized to issue an unlimited number of common shares without par value. The common shares are voting and participating, entitling their holder to one (1) vote per share and to receive remaining assets upon dissolution or winding-up of the Corporation.

Item 6. Market for Securities

The Corporation's common shares are listed for trading on the TSX Venture Exchange. The symbol is AFA.

The table below sets out the trading volume and price ranges of securities for the most recently completed financial year.

Year	Month	Volume	Price	
			High	Low
2003	September	1,724,355	0.24	0.21
	October	1,770,406	0.23	0.20
	November	3,008,220	0.24	0.20
	December	3,139,830	0.23	0.155
2004	January	3,407,011	0.24	0.15
	February	1,345,800	0.215	0.175
	March	2,914,430	0.21	0.145
	April	1,962,675	0.18	0.145
	May	1,317,150	0.18	0.125
	June	762,500	0.18	0.135
	July	1,869,404	0.15	0.085
	August	931,880	0.105	0.085

The Corporation's common stock shares are also listed on the Frankfurt Stock Exchange. The symbol on the XETRA (Electronic Dealing System) is AJF. Finally, the Corporation has an SEC. RULE 12g3-2(b) Exemption and its shares are traded under OTC (Pink Sheets) under the symbol AFCMF.

Item 7. Escrowed Securities

No shares of the Corporation are held in escrow.

Item 8. Directors and Officers

The names, municipalities/province/state and country of residence, current position with Afri-Can and principal occupations of each of the directors and officers of the Corporation as of August 31, 2004 and preceding five years are as follows:

Name, Municipality of Residence and Office Held	**Director Since (m/d/y)**	**Term Expiry (m/d/y)**	**Principal Occupation during the five preceding years**
Pierre Léveillé (2) Windhoek, Namibia President and Director	02-28-1994	02-24-2005	President and CEO of the Corporation
Marcel Drapeau Quebec, Canada Secretary and Director	09-22-1997	02-24-2005	Attorney
Michael Nicolai Quebec, Canada Director	29-02-1996	02-24-2005	President Action-Capital Inc.
Chris von Christierson (2) London, U.K. Director	02-01-2000	02-24-2005	Chairman Rio Narcea Gold Mines Limited
Hugh Snyder (1) (2) Ontario, Canada Director	02-01-2000	09-20-2004	President H.R. Snyder Consultants
Kim Hatfield (1) (2) Oklahoma City, USA Director	03-10-2000	02-24-2005	President Crawley Petroleum Corporation
Bernard J. Tourillon Quebec, Canada Exec. VP & CFO and Director	05-25-2001	02-24-2005	Executive V.P. and CFO of the Corporation
Howard Messias (1) Quebec, Canada Director	05-17-2004	02-24-2005	Chief Financial & Compliance Officer Brockhouse & Cooper Inc.

(1) members of the Audit and Remuneration Committee
(2) members of Technical Committee

Chris I. Von Christierson
Since 1994, he has been Chairman of Rio Narcea Gold Mines Limited, a gold mining company. He is also a non-executive director of Gold Fields Limited, also a gold mining company.

Kim Hatfield
Since 1985, Mr. Hatfield has been President of Crawley Petroleum Corporation, which explores and exploits over 550 petroleum properties and acts as investor in ventures including gold mining, computer software and high-tech ventures.

Michael Nicolai
Michael Nicolai, Director; B.A., University of Cape Town. He is President and Managing Partner of Action Capital Inc., a privately-owned investment holding company active in international banking, venture capital and investment management.

Howard Messias
Mr. Messias is currently Chief and Financial Compliance Officer at Brockhouse & Cooper Inc., an international investment dealing and consulting firm. He is also a registered Principal with the National Association of Securities Dealers Inc. (NASD) and the Bourse de Montréal Inc.

As a group, the director and senior officers hold 2,136,240 shares, representing 2.74% of the Corporation's issued and voting shares.

Item 9. Conflict of Interest

No conflict of interest exists between the Corporation or its subsidiary and any director or officer.

Item 10. Interest of Management and Others in Material Transactions

None of the directors or executive officers of the Corporation, any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction above, more than 10% of the Corporation's outstanding voting securities nor any associate or affiliate of any of the foregoing persons had within the three most recently completed financial years or during the current financial year, any material interest in any transaction that has materially affected or will materially affect the Corporation.

Item 11. Transfer Agents and Registrars

The transfer agent and registrar for the Corporation is Computershare Trust Company of Canada.

The register of transfers of the Corporation's securities is located in Montreal.

Item 12. Interest of Experts

Mr. Viv Stuart-Williams has prepared the Technical Report for the Haib Copper project. He is a consulting geologist located at 18 Tobago Way, Cape, 7975, South Africa. He is a professional geologist having graduated with a Masters in science from the University of Cape Town, South Africa in 1981 and registered with the South African Council for National Scientific Professions, registration no. 400266/87.

Mr. Stuart-Williams does not hold registered or beneficial interests, direct or indirect, in any securities or other property of the Corporation or of its associates or affiliates.

Item 13. Additional Information

Additional information relating to the Corporation may be found on Sedar at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under the Corporation's equity compensation plans is contained in the Corporation's information circular for its most recent annual meeting of security holders that involved the election of directors.

Additional financial information is provided in the Corporation's financial statements and MD&A for its most recently completed financial year.

Item 14. Audit Committee Information

1. The Audit Committee's Charter

The Audit Committee shall be composed only of unrelated Directors.

All of the members of the Audit Committee should have the ability to read and understand a balance sheet, an income statement and a cash flow statement. Furthermore, at least one member should have the ability to analyze and interpret a full set of financial statements including the notes attached thereto in accordance with Canadian generally accepted accounting principles.

The Audit Committee shall be satisfied of the independence of the external auditor and maintain a good relationship with it. The Audit Committee will have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. External auditors are ultimately accountable to the Board of Directors and the Audit Committee as representative of shareholders.

The Audit Committee shall discuss with the auditor the quality and not just the acceptability of the Corporation's accounting principles. The Audit Committee shall, if need be, implement structures and procedures to ensure that it meets the auditor on a regular basis in the absence of management.

The Board of Directors will review and reassess the adequacy of the Audit Committee's charter on an annual basis.

2. Composition of the Audit Committee

Members of the Audit Committee are Hugh Snyder, Michael Nicolai and Kim Hatfield. Each member is independent and financially literate for the understanding of the accounting principles used by the Corporation to prepare its financial statements.

3. Relevant Education and Experience

Hugh Snyder is an engineer, graduated with a B. Sc. He has over 33 years of financial experience in the resources industry. Mr. Snyder is director of publicly-traded companies including Rio Narcea Gold Mines Ltd. and Southern Cross Resources Inc. He is also a Director of GBC North American Growth Funds Inc.

Michael Nicolai, B.A., has 33 years of experience in international banking, venture capital and investment management. He is a consultant with the international investment and consulting firm Brockhouse & Cooper Inc. He is also Managing Partner of Action Capital Inc., a privately-owned investment holding company.
Kim Hatfield, B. Sc. Petroleum Eng.; M. Sc. Petroleum Eng., is an engineer having over 28 years of experience in the oil and gas industry, including offshore exploration and production. Mr. Hatfield has been President of Crawley Petroleum Corporation since 1985 which owns and explores over 550 properties. In addition, Crawley Petroleum has invested in other ventures including gold mining, computer software and high-tech ventures.

4. Reliance on Certain Exemptions

At any time since the commencement of its most recently completed financial year, the Corporation did not experience the following:

a) de minimis non-audit services requiring pre-approval by the Audit Committee of non-audit services to be provided to the Corporation or its subsidiary entity by the Corporation's external auditor;

b) initial public offerings requiring a prospectus to quantify the distribution of securities that constitutes the Corporation's initial public offering;

c) events outside control of members where an Audit Committee member ceases to be independent for reasons outside the member's reasonable control;

d) death, disability or resignation of an Audit Committee member resulting in a vacancy on the Audit Committee;

e) any exemptions that may be granted from the regulation respecting Audit Committee by the securities regulatory authority.

5. Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At any time since the commencement of its most recently completed financial year, the Corporation did not have to rely on the exemption with respect to the independence of an Audit Committee member that sits on the Board of Directors of the Corporation's affiliated entity.

6. Reliance on Section 3.8

At any time since the commencement of its most recently completed financial year, the Corporation has not appointed an Audit Committee member who was not financially literate.

7. Audit Committee Oversight

Since the commencement of the Corporation's most recently completed financial year, no recommendation of the Audit Committee to nominate or compensate an external auditor was not adopted by the Board of Directors of the Corporation.

8. External Auditor Service Fees

Category	Year 2003	Year 2004
Auditing	$28,000.00	$30,400.00
Services related to auditing	NIL	NIL
Fiscal services	NIL	NIL
Other	NIL	NIL



Afri-Can Marine Minerals Corporation



Consolidated Financial Statements (Unaudited)- First Quarter



SEC Rule 12g3-2(b) Exemption

As at November 30, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis of the Corporation's financial statements should be read in conjunction with the accompanying Management's Responsibility for Financial Reporting Statement, Consolidated Financial Statements and related notes. Unless expressly stated otherwise, all references to dollar amounts are in Canadian dollars.

Review of operations

Afri-Can is primarily engaged as a mineral exploration and development corporation in Namibia. Afri-Can's primary objective is to discover and advance the development of its natural resource properties.

Afri-Can's principal assets are a series of option and joint-venture agreements, signed with three different Namibian empowerment groups, giving the Corporation control over 25 marine concessions covering 23,500 sq. km.

As part of its risk diversification strategy, the Corporation is evaluating onshore base metal projects where the Corporation believes it has the potential to add value for its shareholders. In this regard the Corporation signed, in May 2004, an option agreement to acquire a 70% interest in the Exploration License for the Haib Copper deposit with Deep South Mining (PTY) Ltd. ("Deep South").

The Haib Copper deposit is located in the Karas region, 8 km from the Orange River in the south of Namibia. The Haib project is a large porphyry copper-molybdenum deposit hosted within quartz-felspar porphyry dating back to the Archean age. The indicated resource in the higher-grade section of the deposit totals 292 million tonnes at 0.46% Cu, which is in excess of 2.9 billion pounds of copper *in situ* (please refer to the Haib Technical Report on Sedar for more details: www.sedar.com).

On December 20, 2004, Afri-Can and Deep South announced the signing of a Memorandum of Understanding with Mintek of South Africa concerning the development of the Haib Copper deposit in Namibia. Mintek is a leading provider of mineral processing and metallurgical engineering products and services, and is a technological leader in the rapidly developing field of bioleaching.

Results of operations

Shareholders are advised that changes to the application of The Canadian Institute of Chartered Accountants (CICA) guidelines, particularly with regards to exploration expenses accounting, have modified the consistency of the analysis of the variations of corporate accounts between the periods. However, it does not change the Corporation's evaluation of its core assets and does not impair the Corporation's intention to develop its strategic assets.

The diamond marine industry and financial markets events already discussed in the Annual Report forced the Corporation to place its diamond marine projects in care and maintenance, and this until market conditions improve.

As a result, during the first quarter of fiscal 2005, the Corporation invested $84,901 in exploration development (Block J) and care and maintenance expenses (versus $170,649 for the same period last year). Furthermore, the Corporation incurred an operating loss of $220,880 ($0.00 per share), versus $241,330 ($0.00 per share) for the same period last year.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

The proceedings and settlement of the previously disclosed arbitration (on the behalf of the Woduna joint venture) and secondary market events outside management's control forced the Corporation to expend more energy and funds on the said issues reducing the Corporation's ability to secure sufficient funding to pursue its exploration programmes.

The Corporation's loss during the period decreased by $53,029 (or 18.5%), general and administrative expenses decreased by $20,450 (or 8.5%) and other costs decreased by $32,579 (or 72.5%).

General and administrative expenses

The general and administrative expenses decrease of $20,450 (or 8.5%), over the same period last year was due to a $48,197 (or 75.5%) decrease in public relations fees, a $40,145 (or 77.9%) decrease in traveling fees and other smaller decrease in other accounts. The total impacts of these reductions were offset by increases of $62,802 (or 244%) in salaries and fringe benefits and $26,931 (or 62.6%) in professional fees. The increase in salaries and fringe benefits is not related to an increase in either staffing levels or payment, but reflects a change whereby all management expenses related to exploration programmes are now classified as expenses this year. Were it not for the $29,430 charge related to the option distribution, accounted as salaries and fringe benefit and the $17,300 Chairman fees, accounted as professional fees, the decrease in G&A during the period would have been significantly larger.

Other

The Corporation's foreign exchange losses result from the fact that some monetary assets and liabilities of the Corporation are denominated in United States dollars, Namibian dollars and South African rand. All of the $32,579 decrease in other expenses is related to a reduction of FX losses.

Stock options

Afri-Can has adopted the fair value-based method to record stock option costs at the time of their issuance using the Black-Scholes model (please refer to note 2g) of the accompanying financial statements for details). The impact of the adoption of the fair value-based method on the Consolidated Financial Statements for the fiscal period resulted in an increase of $29,430 in salaries and fringe benefits and an increase of $29,430 in the share capital account of the Corporation.

CONSOLIDATED STATEMENTS OF DEFERRED EXPENSES

Exploration expenses

During the period, the Corporation's deferred exploration and development investments were $84,901 ($170,649 last year). As the Corporation did not undertake any major sampling programmes during the period, this amount represents Afri-Can's maintenance costs for its marine concessions in Namibia.

Write-down of deferred exploration expenses policy

As a matter of policy, Afri-Can reviews the carrying value of its deferred exploration and development expenses during the fourth quarter of each fiscal year. Further to this review, management concluded last year that it would prioritize the development of its marine concessions by first developing the Block J concession and then the Namibian Gemstones concession. Since our action plan implies that we will not be developing Block B, Block K, Block M and Block N during the foreseeable future, management decided to write-off the carrying value of these concessions.

It has been decided to write-down the deferred exploration on the Namibian Gemstones concession due to development delays. This decision was based on the article AcG 11.17 of the CICA 3063.10 guideline which requires a write-down of capitalized costs and deferred development and pre-operating costs when there has been a delay in development activity that extends beyond three years. This write-down does not change the intention of the Corporation to develop the Namibian Gemstones concession, which is still considered a strategic asset.

Working capital

As of November 30, 2004, the Corporation had $1,604 in its treasury and a working capital deficit of $666,366, compared to $1,295 in its treasury and a working capital deficit of $845,117 as of August 31, 2004. Current liabilities total $730,881 ($938,334 as of August 31, 2004) and include the following: $187,060 ($207,584 as of August 31, 2004) in general accounts payable; $32,040 ($191,120 as of August 31, 2004) in accrued expenses and $511,781 in notes payable ($539,630 as of August 31, 2004). The note payable is composed of one $511,781 note ($489,630 as of August 31, 2004) representing the previously mentioned 2.5 million rand owed to a contractor.

The Corporation's current treasury will need to be supplemented by the injection of funds from private placements in order to reimburse the note payable and support the ongoing exploration programmes planned for fiscal 2005. The Corporation will continue to monitor the state of the capital markets for its ongoing funding requirements.

In September 2004, the Corporation announced that it would proceed with private placement agreements totaling $750,000. While the funding part of this private placement has been completed as of November 30, 2004, we are still awaiting regulatory approval of the private placement, therefore the placement is expected to close by the end of January 2005.

Capitalized expenses

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized on the unit of production method. As a matter of policy, Afri-Can reviews the carrying value of its mining properties during the fourth quarter of each fiscal year. The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Mining properties

The Corporation's mining properties management account represents the total cash investment made in order to acquire its remaining portfolio of marine concessions in Namibia ($6,661,973 as of November 30, 2004, $6,666,833 at the end of fiscal 2004).

Exploration and development programmes

The subject having already been addressed, this account now only represents a very conservative estimated value of the work accomplished on our concessions to increase the Corporation's understanding of the geology of our marine concessions in Namibia ($3,350,953 as of November 30, 2004; $3,266,052 at the end of fiscal 2004).

Due to directors

During the first quarter the Corporation saw its obligations to directors decrease by $283,785 ($528,377 as of November 30, 2004 versus $812,162 at the end of fiscal 2004). The $528,377 amount mainly represents management's direct financial participation in the ongoing development of the Corporation.

Capital position

Afri-Can's common share position increased by 7,500,000 shares in November 2004, as part of the completion of the $750,000 financing started in September 2004. As of November 30, 2004, Afri-Can had 85,215,975 shares issued and outstanding (valued at $30,266,260), 7,600,000 warrants (3,850,000 as of August 31, 2004) and 2,795,000 options outstanding (2,545,000 as of August 31 2004), for a fully-diluted share position of 95,610,975.

Commitments

As per the terms of the ORMME agreement, Afri-Can is committed to invest no less than 5% of its exploration expenditures towards employment and training programmes. To date, the Corporation has met this commitment through the employment and training of Namibians.

Risk factors

All of the resource properties in which the Corporation has joint-venture agreements are at the exploration stage only and are without a known body of commercial ore or minerals. Marine mineral exploration and development involves a high degree of risk. The long-term profitability of the Corporation's operations will be in part directly related to the cost and success of its exploration and subsequent evaluation programmes, which may be affected by a number of factors. These include the particular attributes of marine mineral deposits, including the quantity and quality of the ore, the cost to develop infrastructure for extraction, the financing costs, the rough diamond prices, as well as the competitive nature of the industry. The successful execution of a marine diamond exploration programme requires considerable time and capital investment.

As a result, marine diamond exploration costs can be considered high compared to on-shore alluvial projects, however, in full-scale production, economies of scale result in marine and land-based mining costs being similar. To indicate an order of magnitude of the costs involved, the average industry investment required to discover, identify, and delineate one carat of inferred diamond resource is approximately $11.55, per carat, with the lowest cost estimated at approximately $7 per carat, and the highest cost in the industry at approximately $21 per carat. Since Afri-Can controls large and geologically diverse concession holdings, not all of the Corporation's concessions can be developed at the same time. However, based on industry experience and given the nature of its concessions, it can be estimated that Afri-Can could be required to invest approximately $11.5 million per million carats of inferred resources delineated. The effects of these factors cannot be accurately predicted, but any combination of them may result in the Corporation not receiving an adequate return on invested capital. Substantial expenditures are required for both our marine and base metal exploration programmes and the development of reserves. In the absence of cash flow from operations, the Corporation relies on capital markets to fund its exploration and evaluation activities. Capital market conditions and other unforeseeable events may impact the Corporation's ability to finance and develop its projects.

This MD&A contains certain "forward-looking statements", as identified in Afri-Can's periodic filings with Canadian securities regulators that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Outlook

The Corporation intends to continue the evaluation and exploration of its properties subject to the availability of financing on acceptable terms. The Corporation intends to finance these activities either through existing financial resources or through additional equity or quasi-equity financing. However, there can be no assurance that the Corporation will be able to raise such additional equity.

(s) Bernard J. Tourillon
Bernard J. Tourillon, MBA
Executive Vice-President and CFO
Montreal, January 23, 2005

Management's Responsibility for Financial Reporting

The accompanying Consolidated Financial Statements (Unaudited) of Afri-Can Marine Minerals Corporation and all information in this Quarterly Report are the responsibility of management. The Consolidated Financial Statements (Unaudited) have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate include management's best estimates and judgments. Management has reviewed the financial information presented throughout this report and has ensured it is consistent with the Consolidated Financial Statements (Unaudited).

Management maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, and that financial information is timely and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements (Unaudited). The Board carries out this responsibility principally through its Audit Committee.

The Board of Directors appoints the Audit Committee, and all of its members are non-management directors. The Audit Committee meets periodically with management to review internal controls, audit results, accounting principles and related matters. The Board of Directors approves the Consolidated Financial Statements (Unaudited) on recommendation from the Audit Committee.



Pierre Léveillé,
President and CEO



Bernard J. Tourillon, MBA
Executive Vice President and CFO

AFRI-CAN MARINE MINERALS CORPORATION

(a development stage company)
Consolidated Financial Statements (Unaudited)

For the First Quarter ended November 30, 2004

Unaudited Financial Statements

AFRI-CAN MARINE MINERALS CORPORATION

(a development stage company)

Consolidated Balance Sheets

November 30, 2004 and August 31, 2004

	As at Nov. 30, 2004	As at Aug. 31, 2004
		Audited
Assets		
Current assets:		
Cash and cash equivalents	$ 1,604	$ 1,295
Accounts receivable	58,684	86,066
Prepaid expenses	4,227	5,856
	64,515	93,217
Fixed assets (note 3)	26,279	27,493
Mining properties (note 4)	6,661,973	6,666,833
Deferred exploration and development expenses (note 5)	3,350,953	3,266,052
	$ 10,103,720	$ 10,053,595
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 219,100	$ 398,704
Note payable (note 6)	511,781	539,630
	730,881	938,334
Due to directors (note 7)	528,377	812,162
Shareholders' equity:		
Share capital (note 8)	30,196,232	29,451,120
Contributed surplus (note 8)	224,003	194,573
Deficit	(21,575,773)	(21,342,594)
	8,844,462	8,303,099
Basis of presentation (note 1)		
Commitments (note 13)		
Contingency (note 14)		
	$ 10,103,720	$ 10,053,595

See accompanying notes to consolidated financial statements.

On behalf of the Board:

(s) Bernard J. Tourillon Director

(s) Marcel Drapeau Director

AFRI-CAN MARINE MINERALS CORPORATION

(a development stage company)

Consolidated Statements of Deferred Expenses (Unaudited)

For the First Quarter ended November 2004 and 2003

	2004	2003
Exploration expenses:		
Project management and consulting fees	$ 49,157	$ 69,785
Geological exploration fees	-	-
Travelling	2,967	16,426
Mining properties expenses (note 4)	26,025	26,025
Administrative	6,752	58,413
Increase in deferred expenses	84,901	170,649
Balance, beginning of year	3,266,052	6,320,191
Balance, end of period	$ 3,350,953	$ 6,490,840

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

(a development stage company)

Consolidated Statements of Operations and Deficit (Unaudited)

For the First Quarter ended November 30, 2004 and 2003

	2004	2003
General and administrative expenses:		
Travelling	$ 11,395	$ 51,540
Professional fees	69,941	43,010
Salaries and fringe benefits	88,558	25,756
Office	25,674	36,599
Information to shareholders and registration fees	4,784	14,603
Public relations	15,605	63,802
Interest and bank charges	3,709	4,398
Depreciation of fixed assets	1,214	1,622
	220,880	241,330
Others:		
Foreign exchange loss	12,536	45,097
Interest income	(237)	(219)
	12,299	44,878
Net loss	233,179	286,208
Deficit, beginning of year	21,342,594	16,507,508
Deficit, end of period	$ 21,575,773	$ 16,793,716
Net loss per share	$ (0.00)	$ (0.00)
Net loss and diluted net loss per share	$ (0.00)	$ (0.00)

See accompanying notes to consolidated financial statements.

AFRI-CAN MARINE MINERALS CORPORATION

(a development stage company)
Consolidated Statements of Cash Flows (Unaudited)

For the First Quarter ended November 30, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net loss	$ (233,179)	$ (286,208)
Adjustments for:		
Depreciation of fixed assets	1,214	1,622
Stock-based compensation	29,430	-
Unrealized exchange loss	21,650	46,640
	(180,885)	(237,946)
Changes in non-cash working capital:		
Accounts receivable	27,382	(80,068)
Prepaid expenses	1,629	(38,975)
Accounts payable and accrued liabilities	(222,499)	6,617
	(193,488)	(112,426)
	(374,373)	(350,372)
Cash flows from financing activities:		
Increase (decrease) in due to directors	(283,785)	226,527
Note payable	(50,000)	-
Share capital issuance	745,112	654,332
	411,327	880,859
Cash flows from investing activities:		
Decrease in short-term investments	-	(205,450)
Acquisition of fixed assets	-	(1,574)
Acquisition of mining properties	(21,165)	(27,641)
Deferred exploration and development expenses	(15,480)	(286,527)
	(36,645)	(521,192)
Net increase in cash and cash equivalents	309	9,295
Cash and cash equivalents, beginning of period	1,295	56,679
Cash and cash equivalents, end of period	$ 1,604	$ 65,974

See accompanying notes to consolidated financial statements.

The Corporation, incorporated under the Canada Business Corporations Act, is involved in the mining industry. The Corporation is a development stage company.

1. Basis of presentation:

The Corporation holds mining properties at the exploration stage in Namibia. The recoverability of amounts shown for mineral properties and related deferred expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to complete the development, stable political situation and future profitable production or proceeds from the disposition thereof. According to management, the net book value of mining properties as at November 30, 2004 represents management's best estimate of their net recoverable value. However, this value could be reduced in the future.

2. Significant accounting policies:

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary, Noragem (Pty) Limited, a Namibian company.

(b) Cash and cash equivalents:

Cash and cash equivalents are restricted to investments that are readily convertible into a known amount of cash, that are subject to minimal risk of changes in value and which have an original maturity of three months or less.

(c) Fixed assets:

Fixed assets are accounted for at cost and depreciation is based on their useful life according to the declining balance method and following annual rates:

Asset	Rate
Furniture and office equipment	20%
Computer equipment	30%

2. Significant accounting policies (continued):

(d) Mining properties and deferred exploration and development expenses:

Costs related to the acquisition, exploration and development of mining properties are capitalized by property until the beginning of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If it is determined that capitalized acquisitions, exploration and development costs are not recoverable over the estimated economic life of the property, or the project is abandoned, the project is written down to its net realizable value.

The recoverability of amounts recorded for mining properties and deferred exploration expenses is dependent upon the discovery of economically recoverable reserves, confirmation of the Corporation's interest in the underlying mining titles, the ability of the Corporation to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. The amounts shown for mining properties and deferred exploration expenses do not necessarily represent actual or future values.

(e) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the date of the balance sheet. Revenue and expense items are translated monthly at the average exchange rate of the period. Translation gains and losses are included in earnings.

Monetary assets and liabilities of the Corporation's subsidiary, considered as an integrated entity, are translated at rates in effect at the balance sheet date, whereas non-monetary assets and liabilities are translated at rates prevailing at their respective transaction dates. Revenues and expenses are translated at average rates prevailing during the year, except for depreciation and amortization which are translated at rates prevailing at the dates the related assets were acquired. Translation gains or losses are included in earnings.

(f) Net loss per share:

Net loss per share is calculated using the weighted average number of outstanding shares during the year.

(g) Stock-based compensation plan:

The Corporation has a stock-based compensation plan, which is described in note 8. Prior to September 1, 2002, no compensation expense was recognized for this plan when stock options were granted to employees and non-employees and any consideration paid on exercise of these stock options was credited to share capital.

2. Significant accounting policies (continued):

(g) *Stock-based compensation plan (continued):*

On September 1, 2002, the Corporation adopted prospectively the new standards for stock-based payments (Section 3870, Stock-Based Compensation and Other Stock-Based Payments). This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to employees and non-employees must be systematically accounted for in the Corporation's financial statements. These standards define a fair value-based method of accounting and encourage companies to adopt this method of accounting for their stock-based employee compensation plans. The cost is recognized as an increase to the compensation expense, deferred expenses, or professional fees and to contributed surplus. Any consideration paid by employees on the exercise of these stock options is credited to share capital. For the period ending November 30, 2004, the Corporation recorded an expense of $29,430 for the stock-based compensation plan.

(h) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, the recoverability of mining properties and deferred exploration and development expenses, the valuation of environmental liabilities and disclosure of the contingent liability. Actual results could differ from those estimates.

3. Fixed assets:

			November 30, 2004
	Cost	Accumulated depreciation	Net book value
Furniture and office equipment	$ 50,494	$ 36,917	$ 13,577
Computer equipment	57,519	44,817	12,702
	$ 108,013	$ 81,734	$ 26,279

3. Fixed assets (continued):

			August 31, 2004
	Cost	Accumulated depreciation	Net book value
Furniture and office equipment	$ 50,494	$ 36,425	$ 14,069
Computer equipment	57,519	44,095	13,424
	$ 108,013	$ 80,520	$ 27,493

4. Mining properties:

		Balance as at August 31, 2004	Addition (adjustments)	Write-down/ write-off	Balance as at November, 2004
Namibia - Namibian Gemstone	(1)	$ 5,235,181	$ -	$ -	$ 5,235,181
Namibia - Block B Quando (option)	(2)	163,245	-	-	163,245
Namibia - Block J Woduna (option)	(3)	896,206	-	-	896,206
Canada - East Leitch		1	-	-	1
Namibia - Haib	(4)	-	21,165	-	21,165
Mining properties expenses	(5)	372,200	(26,025)	-	346,175
		$ 6,666,833	$ (4,860)	$ -	$ 6,661,973

(1) As at November 30, 2004, the Corporation has an interest of 60% (60% in August 2004) in the diamond concessions - Namibian Gemstone. Under an option and joint venture agreement entered into with Namibian Gemstone Mining Corporation (Pty) Limited, the Corporation has an option to acquire an additional interest of up to 20% for a cash consideration of US$1,440,000.

(2) As at November 30, 2004, the Corporation has an interest of 30% (30% in August 31, 2004) in the diamond concession known as Quando (Block B). During fiscal 2004, the Corporation advised Together Quando Mining Consortium that it would not be increasing its interest above the 30% it presently has.

4. Mining properties (continued):

(3) As at November 30, 2004, the Corporation has an interest of 70% (70% in August 31, 2004) in the diamond concession known as Woduna (Block J).

(4) As per an option agreement with Deep South Mining (PTY) Ltd., the Corporation had the right to acquire a 70% undivided interest in a copper concession known as Haib Copper against payment and exploration expenditures.

(5) On November 21, 2001, the Corporation entered into an agreement with Ototinana Regional Marine Mineral Exploration (Pty) Ltd. ("ORMME"), a not-for-profit Namibian corporation held directly by the regional council of the Oshikoto, Ohangwena, Oshana and Omusati regions. According to this agreement, the Corporation issued 2,500,000 common shares to ORMME and, in consideration, the ministry of Mines and Energy in Namibia granted the Corporation a clause of non-reduction of the area of all Namibia concessions for the next three periods of two years. The amount of $625,000 allocated to the 2,500,000 common shares will be amortized over the remaining duration of the agreement and will be included in the deferred exploration and development expenses.

5. Deferred exploration and development expenses:

	Balance as at Aug. 31, 2004	Addition	Balance as at Nov. 30, 2004
Namibia – Namibian Gemstone	$ -	$ -	$ -
Namibia - Block B Quando	-	-	-
Namibia - Block J Woduna	3,266,052	65,265	3,331,317
Namibia – Haib (option)	-	19,636	19,636
	$ 3,266,052	$ 84,901	$ 3,350,953

6. Note payable:

The note payable bears no interest and is repayable in one installment.

7. Due to directors:

The due to directors bears no interest and has no repayment terms.

8. Share capital:

Authorized:

An unlimited number of common shares, voting, without par value.

Issuance:

During the years, the Corporation issued common shares as follows:

	November 30, 2004		August 31, 2004	
	Number	Amount	Number	Amount
Balance, beginning of year	77,715,975	$ 29,521,148	73,249,725	$ 28,620,542
Paid in cash	7,500,000	750,000	4,466,250	893,250
Share issuance expenses	-	(4,888)	-	(39,440)
Common share purchase option	-	-	-	46,796
Balance, end of period	85,215,975	$ 30,266,260	77,715,975	$ 29,521,148

Common share purchase options:

The Corporation maintains a stock option plan ("Plan") whereby the Board of Directors may, from time to time, grant to employees, officers, directors of, or consultants to the Corporation options to acquire common shares in such numbers, for such terms and at such exercise prices as may be determined by the Board.

The plan provides that the maximum number of common shares in the capital of the Corporation that may be reserved for issuance under the stock option plan shall be equal to 4,228,746 (August 31, 2004 - 4,228,746) common shares and that the maximum number of common shares, which may be reserved for issuance to any one optionee pursuant to the share option, may not exceed 5% of the common shares outstanding at the time of grant. The option's maximum term is 5 years from grant.

The option exercise price is established by the Board of Directors.

During the period ended November 30, 2004, the Corporation granted 450,000 stock options to employees and non-employees. The fair value on the grant date of the options awarded in 2004 was estimated using the Black-Scholes model:

8. Share capital (continued):

Rate of return of dividends	–%
Projected volatility	98%
Risk-free interest rate	3%
Predicted average duration of options	4 years
Average estimated fair value of each option	$0.07

The impact of the adoption of the fair value-based method on the consolidated financial statements for the period ended November 30, 2004 was an increase of $29,430 in compensation expense and in the contributed surplus.

A summary of changes in the Corporation's common share purchase options is presented below:

	November 30, 2004		August 31, 2004	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	2,545,000	$ 0.29	3,765,000	$ 0.33
Granted	450,000	0.10	455,000	0.16
Expired	(200,000)	0.36	(1,475,000)	0.33
Cancelled	-	-	(200,000)	0.36
	2,795,000	$ 0.25	2,545,000	$ 0.29

Options exercisable as at November 30, 2004:

Number	Exercise price	Expiry period (in years)
500,000	$ 0.25	0.1
580,000	0.36	0.3
120,000	0.25 to 0.35	1.3
20,000	0.25	1.5
615,000	0.17 to 0.35	1.2
125,000	0.25	3.3
835,000	0.15 to 0.17	3.4
2,795,000		

8. Share capital (continued):

Warrants:

Outstanding common share purchase warrants, entitling their holders to subscribe to an equivalent number of common shares, were as follows:

	November 30, 2004			August 31, 2004		
	Number of warrants		Average exercise price	Number of warrants		Average exercise price
Balance, beginning of year	3,850,000	$	0.38	4,407,291	$	0.38
Issued	3,750,000		0.15	2,750,000		0.30
Expired	-		-	(3,307,291)		0.40
Balance, end of period	7,600,000	$	0.23	3,850,000	$	0.38

Warrants exercisable as at November 30, 2004:

Number		Exercise price	Expiry date
368,438	$	0.30	September 2005
500,000		0.30	January 2006
1,100,000		0.30	April 2006
1,881,562		0.30	September 2006
3,750,000		0.15	November 2006
7,600,000			

During the 2000 fiscal year, the Corporation sold 2,000,000 stock warrants for $200,000. From those, 754,545 were exercised in 2002 and an amount of $75,455 related to the exercised warrants has been transferred to the share capital. The stock warrants that were not exercised fell due in February 2002. An amount of $124,545 resulting from the expiry of the stock warrants was transferred into a contributed surplus account.

9. Statement of cash flows:

	Nov. 30, 2004	Nov. 30, 2003
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 1,863	$ 1,157
Non-cash financing and investing activities:		
Deferred expenses financed through net issuance of due to directors	-	34,615
Increase in deferred expenses through depreciation of mining properties	26,025	26,025
Deferred expenses financed through net (decrease) increase in accounts payable	43,396	(181,470)
Deferred expenses financed through issuance of stock option to non-employees	-	4,952
Exchange loss	21,650	-

10. Financial instruments:

(a) Fair value of financial instruments:

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and notes payable approximates their fair value because of the short-term maturity of those instruments. It is impossible to determine the fair value of the due to directors as it has no repayment terms.

(b) Currency risk:

A portion of the Corporation's expenses is denominated in US dollars, British pounds and Namibian dollars. The Corporation does not buy futures contracts to reduce the rates fluctuation risk that it is exposed to.

11. Environment:

The Corporation's operations are subject to governmental laws and regulations regarding environmental protection. It is very difficult to identify the environmental consequences in terms of outcome, impact, or time frame. At the date of the consolidated financial statements, and to the best knowledge of management, the Corporation is in conformity with the laws and regulations. Restoration costs will be recorded and accounted for at their fair value in the financial statements only when the Corporation will be legally liable and they can be reasonably estimated. A corresponding amount will be capitalized to the mining asset and depreciated over its useful life.

12. Related party transactions:

The Corporation carried out the following transactions, with its directors or with companies whose directors and shareholders are also directors of the Corporation:

	2004	2003
Professional fees	$ 22,750	$ 22,750

The transactions are made in the normal course of operations of the Corporation and are measured at the exchange value which is the amount agreed upon by both parties involved in the transactions. Amounts due to directors are non-interest bearing and with no specific repayment terms.

13. Commitments:

Following the agreement with Ototinana Regional Marine Mineral Exploration (Pty) Ltd. ("ORMME"), the Corporation is committed to invest not less than 5% of its exploration expenditures toward employment and training programs in various sectors of the economy related to its mining ventures. In addition, upon starting commercial production, the Corporation is committed to finance a special goodwill grant of 1% of its gross sales generated from the production of its Namibian Marine diamond EPLs.

The Corporation leases a local under a long-term operating lease. Required minimum lease payments of the next four years are as follows:

2005	$ 19,863
2006	20,453
2007	21,043
2008	7,080

14. Contingency:

A claim amounting to US$120,000 (CDN$141,700) has been launched against the Corporation regarding a disagreement on an exploration work contract. In the opinion of management, this claim will not have a significant negative impact on the results of operations or on the financial situation of the Corporation.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Michael J. H. Brown †
Director, Chairman of the Board

Pierre Léveillé †
Director, President and CEO

Bernard J. Tourillon
Director, Executive Vice President and CFO

Marcel Drapeau
Director, Corporate Secretary

Chris I. von Christierson †
Director

Kim Hatfield †*
Director

Michael Nicolai *
Director

Howard Messias *
Director

SENIOR TECHNICAL CONSULTANTS

R.W. Foster
Resource Development Manager
Diamond Project

Viv Stuart-Williams
Exploration Manager
Copper Project

* Member of the Audit and Remuneration Committee
† Member of the Technical Committee

Head Office
201-4444 St-Catherine Street West
Montreal, Quebec, Canada H3Z 1R2
Tel.: 514-846-2133
Fax: 514-846-1435
E-mail: info@afri-can.com
Web Site: www.afri-can.com

Corporate Office — Namibia
P. O. Box 22978
Windhoek, Namibia
Tel.: 246-61-263-951
Fax: 246-61-263-952
E-mail: noragem@iafrica.com.na



Legal Counsel
Lavery de Billy
Montreal, Quebec, Canada

Werksmans
London, United Kingdom
Johannesburg, South Africa

Transfer Agents
Computershare
Montreal, Quebec, Canada

Auditors — Canada
KPMG
Montreal, Quebec, Canada

Auditors — Namibia
KPMG
Windhoek, Namibia

Bankers — Canada
HSBC (Canada)
Montreal, Quebec, Canada

Bankers — Namibia
First National Bank Namibia
Windhoek, Namibia

Exchange and Trading symbol: TSX Venture – AFA

Shares Outstanding: 85,215,975
Fully Diluted: 95,610,975
SEC 12g3-2(b) exemption: file number 82-3329

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

We, Bernard J. Tourillon, Executive V.P and CFO, and Pierre Léveillé, President and CFO, certify that:

1. We have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Afri-Can Marine Minerals Corp., (the issuer) for the interim period ending November 30, 2004;

2. Based on our knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on our knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and we are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. We have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 23, 2005

(s) Pierre Léveillé
Pierre Léveillé
President and CEO

(s) Bernard J. Tourillon
Bernard J. Tourillon
Exec. V.P and CFO

Afri-Can Marine Minerals Corp.

Stock Option Plan 2005

1. INTRODUCTION

1.1 Application

The provisions herein contained apply to any stock options which the Corporation proposes to grant under the Plan to its Directors, Employees and Consultants or of its subsidiaries. Options granted in accordance with the Plan authorize Optionees to purchase common shares of unissued authorized capital stock of the Corporation and are a means of rewarding Optionees for future services provided to the Corporation.

1.2 Interpretation

In this Plan:

"**Administrator**" means either the Board or the Committee, the one the Plan is administered by.

"**Affiliate**" means a subsidiary corporation of the Corporation.

"**Board**" means the Board of Directors of the Corporation.

"**Closing Price**" means the closing price as quoted by TSX Venture at the end of the day preceding the one on which an Option is granted.

"**Committee**" means a committee of the Board appointed in accordance with this Plan to administer this Plan.

"**Consultant**" means, in relation to Afri-Can, an individual or a Consultant Company, other than an Employee or a Director of Afri-Can that:

(a) is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to Afri-Can or to an Affiliate of Afri-Can, other than services provided in relation to a Distribution;

(b) provides the services under a written contract between Afri-Can or the Affiliate and the individual or the Consultant Company;

(c) in the reasonable opinion of Afri-Can, spends or will spend a significant amount of time and attention on the affairs and business of Afri-Can or an Affiliate of Afri-Can; and

(d) has a relationship with Afri-Can or its Affiliate that enables the individual to be knowledgeable about the business and affairs of Afri-Can.

"**Consultant Company**" means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner.

"**Corporation**" means Afri-Can Marine Minerals Corp. (Afri-Can).

"**Date of Grant**" means the date on which an Option is granted.

"**Directors**" means directors, senior officers and Management Company Employees of the Corporation.

"**Employee**" means an individual who is considered an employee of Afri-Can or its subsidiary under the Income Tax Act (Canada) or an individual who works for Afri-Can on a continuing and regular basis and who is subject to the same control and direction over the details and methods of work as an employee of Afri-Can.

"**Exchange**" means the TSX Venture Exchange and, as the case may be, any exchange where shares of the Corporation could, at any time, be listed and quoted.

"**Exchange Policy**" means, at any time, the policies of the Exchange in effect at such time.

"**Exercise Price**" means the price at which a share may be purchased by an Optionee under an Option.

"**Management Company Employee**" means an individual employed by a person providing management services to the Corporation which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in investor Relations Activities.

"**Option**" means an option to purchase shares granted to the terms of the Plan.

"**Option Agreement**" means a written agreement between the Corporation and a Optionee setting out the terms of Options being granted to the Optionee under the Plan.

"**Optionee**" means the recipient of an Option.

"**Plan"** means the present Stock Option Plan of the Corporation.

"**Shares**" means common shares without par value in the capital of the Corporation.

"**Term**" means the period of time during which an Option is exercisable.

"**TSX Venture**" means the TSX Venture Exchange;

1.3 Principal Purposes

The principal purposes of the Plan are to:

(a) retain and attract the qualified directors, officers employees and consultants the Corporation and its Affiliates require;

(b) provide a long-term incentive by providing the Optionees with the opportunity through Options on Shares to acquire an increased financial interest in the Corporation; and

(c) promote the long-term profitability of the Corporation and its Affiliates.

2. GRANT OF OPTIONS

2.1 Grant of Options

The Administrator may from time to time in its discretion designate the persons to whom Options shall be granted in accordance with Sections 3.3 and 4.2 of this Plan and the number of Shares to be optioned to each, provided that the number of Shares to be optioned shall not exceed the number provided in Section 3.2 of this Plan.

2.2 Options Certificate

Each Option granted under the Plan shall be evidenced by a certificate in such form as shall be approved by the Administrator, which certificate shall be constituted the Option Agreement between the Corporation and the Optionee and shall include the following provisions:

(a) the date of grant;

(b) the number of Shares which may be purchased pursuant to the Options;

(c) the Term and the expiry date of the Options;

(d) the Optionee's name;

(e) a provision that the Option is not assignable and transferable;

(f) the Option price; and

(g) the exchange hold period and any vesting schedule upon which the exercise of Options are contingent, as the case may be.

3. GENERAL CONDITIONS OF THE PLAN

3.1 Limitations

(a) Options granted under the Plan are non-assignable and non-transferable;

(b) as long as the Corporation is a Tier 1 company according to TSX Venture classification, Options can be exercisable for a maximum of ten years otherwise the Term shall not exceed five years;

(c) unless the Corporation still remains a Tier 1 company and has obtained disinterested shareholder approval, no more than 5% of the issued shares of the Corporation may be granted to any individual in any 12-month period;

(d) no more than 2% of the issued shares of the Corporation may be granted to any one Consultant, in any 12-month period;

(e) no more than 2% of the issued shares of the Corporation may be granted to an Employee conducting Investor Relations Activities, as that term is defined in TSX Venture policy, in any 12-month period.

(f) upon the death of Optionee, the Option may be exercised by the legal heirs or personal representatives of the Optionee for a period not exceeding one year from the Optionee's death provided that nothing in the foregoing shall have the effect of extending the Term of an Option beyond its original expiry date;

(g) disinterested shareholder approval shall be obtained for an reduction in the exercise price if the Optionee is an insider as defined in Exchange Policy;

(h) with regard to Options granted to Employees, Consultants or Management Company Employees, the Corporation shall represent that the Optionee is a bona fide Employee, Consultant or Management Company Employee, as the case may be.

(i) Options granted to any Optionee who is a Director, Employee, Consultant or Management Company Employee shall expire at no later than a period of 90 days after the Optionee ceases to be at least one of those categories, by reason other than Optionee's death;

(j) Options granted to an Optionee who is engaged in Investor Relations activities shall terminate on expiry of a period not in excess of 30 days following the date that the Optionee ceases to be employed to provide Investor Relations activities, by reason other than Optionee's death.

(k) the number of Options granted to insiders, within a 12-month period may not exceed 10% of the issued Shares of the Corporation; and

(l) the number of shares reserved for issuance under the Plan granted to insiders may not exceed 10% of the issued shares of the Corporation.

Should the Exchange Policy change after the Effective Date with respect to the foregoing, these limitations shall be deemed to have changed accordingly such that they shall always reflect Exchange Policy without any amendment being required to the Plan.

3.2 Number of Shares

(a) the total number of Shares which may be issued pursuant to the Plan is 4,200,000;

(b) Options that have been terminated, cancelled or that have expired without being exercised shall continue to be issuable under the Plan, subject to the total number set forth in paragraph (a) above;

3.3 Admissible Persons

Options may be granted to any director, officer, employee or consultant of the Corporation or of its Affiliates. An Optionee shall not be excluded from being granted an option solely because he may previously have been granted an Option under the Plan.

No Optionee shall have any of the rights of a shareholder with respect to any Shares subject to an Option until such Shares have been paid for in full and issued to such Optionee.

3.4 Respect of Laws

No Option shall be granted to any Optionee unless the Administrator has made sure that the grant and the exercise thereof respect Exchange Policy and applicable securities laws.

3.5 Minimum Exercise Price

(a) the minimum exercise price of an Option granted to an Optionee who is a director or officer of the Corporation must not be less than the Discounted Market Price as defined by Exchange Policy and set out in the News Release required by TSX Venture Policies;

(b) the minimum exercise price of an Option granted to any admissible persons that are not directors or officers of the Corporation must not be less than the last Closing Price of the Shares before the date of the Option grant, less the applicable discount as defined by Exchange Policy;

3.6 Hold Period

Options granted and listed shares issued on the exercise of such Options shall be subject to a 4-month exchange hold period commencing on the date Options have been granted except where otherwise decided by the Administrator and permitted by Exchange Policy.

3.7 Method of Exercise Options

(a) Each Option or part thereof may be exercised by the Optionee or his legal heirs or personal representatives by surrendering to the Corporation, his subscription options certificate with the subscription form on the back thereof duly completed and executed specifying the number of Shares with respect to which the Option is being exercised and a certified cheque or money order payable to the order of Afri-Can Marine Minerals Corp. for the purchase of the Shares so subscribed for at its head office or such other place as may be specified by the Corporation which must be received by the Corporation before the date and time indicated as expiry date on the certificate. Optionees' legal heirs or personal representatives shall also deliver evidence of their rights to exercise the Option.

(b) As soon as possible after the exercise of an Option in accordance with paragraph (a) above, the Corporation shall cause the transfer agent and registrar of the Corporation to deliver to the Optionee or his legal personal representatives or to the order thereof a certificate widening the Shares with respect to which the Option has been exercised. Until the issuance of such certificate, the Optionee shall not have any of the rights of a shareholder with respect to such shares. Notwithstanding the foregoing, no option shall be exercisable unless the Corporation shall be satisfied that the issuance of Shares will be in compliance with the applicable laws of Canada or any Province thereof or of the United States or any State thereof.

The exercise of each Option granted under the Plan shall be subject to the condition that the Corporation obtain any approval or consent from any stock exchange or other regulatory authority as a condition of, or connection with, such exercise or the issue of shares, then in any such event, such exercise shall not be effective unless such approval or consent shall have been effected. The Corporation's inability to obtain authority from any regulatory body having jurisdiction, which authority is necessary to the lawful issuance and sale of any shares hereunder shall relieve the Corporation of any liability with respect to the failure to issue or sell such Shares.

3.8 Cancellation

Any outstanding Option can be cancelled by the Administrator with the consent of the Optionee to whom such Option has been granted.

4. ADMINISTRATION

4.1 Administration

The Plan shall be administered by the Board or a Committee created or appointed to this end by the Board. Once appointed, the Committee shall continue to serve until otherwise directed by the Board.

4.2 Powers of the Administrator

As Administrator of the Plan, the Board or the Committee shall have the power to:

(a) grant Options and determine when Options shall be granted;

(b) fix the exercise price of the Options;

(c) determine the exchange hold period Options shall be subject to;

(d) determine the Employees, Directors, Officers or Consultants of the Corporation or of its Affiliates to whom Options shall be granted;

(e) determine he number of Shares subject to each Option;

(f) determine the Term of Options;

(g) define any vesting schedule upon which the exercise of any Option is contingent;

(h) prescribe, amend and rescind rules and conditions relating to the administration of the Plan as well as the grant of Options, provided the Administrator obtains any required approval under the Exchange Policy;

(i) correct any defect or reconcile any inconsistency in the Plan in such manner and in such extent as shall be advisable to carry out the purposes of the Plan.

4.3 Compliance with Exchange Policy

For so long as the Shares of the Corporation shall be listed and quoted on the TSX Venture, the Administrator shall administer the Plan complying with Policies and rules of the TSX Venture. Furthermore, in the event that Shares are listed and quoted on another Exchange, the Plan shall also be administered in compliance with policies and rules of such other Exchange.

5. ALTERATION OF NUMBER OF SHARES SUBJECT TO THE PLAN

5.1 Alteration of Capital

The number of Shares subject to the Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of Shares of the Corporation, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Option theretofore granted without change in this total price applicable to the unexercised portion of the Option, but with a corresponding adjustment in the price for each share covered by the Option. In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under the Plan and to prevent their dilution or enlargement.

5.2 No Fractions

No fractional Shares shall be issued upon exercise of an Option, if as a result of any adjustment set out above an optionee would be entitled to a fractional Share and therefore the Optionee shall have the right to purchase only the adjusted number of full Shares disregarding in all respects such fractional Share.

6. AMENDMENT AND TERMINATION

6.1 Amendment and Termination

The Board may at any time suspend or terminate the Plan with respect to any Shares not at the time subject to Option, and the Board may at any time and from time to time amend any provisions of the Plan subject to obtaining any required approval of TSX Venture or other regulatory authorities having jurisdiction, provided that any such amendment shall not, without the consent of the Optionee to whom such Options were granted, adversely affect or impair any Options previously granted under the Plan.

7. APPROVALS

7.1 Approvals

The Plan is subject to the approval of the TSX Venture and may also be subject to such approval by the shareholders of the Corporation as might be required by TSX Venture. Any Options granted prior to such approvals shall be conditional and non-exercisable until such approvals shall be given.

8. EFFECTIVE DATE OF THE PLAN

8.1 Effective Date of the Plan

The effective date of the Plan is the date of approvals given by the TSX Venture as referred to in Section 7 above.

9. VALIDITY

9.1 Validity

Should any provision of this Plan be declared or be determined to be invalid or illegal by final determination of any court of competent jurisdiction or in regard to policies of TSX Venture or of other Authority having jurisdiction, the validity of the remaining part or provisions of this Plan shall not be affected thereby, and the illegal or invalid part or provision shall be deemed not to be a part of this Plan. Therefore, the Administrator shall be entitled to treat such provision as null and void or to amend the provisions of the Plan to comply with such applicable laws, rules, regulations or policies.

10. APPLICABLE LAW

10.1 Applicable Law

This Plan shall be governed by and interpreted in accordance with laws of the Province of Québec.

AFRI-CAN MARINE MINERALS CORP.

NOTICE
OF AN ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of AFRI-CAN MARINE MINERALS CORP. (the "Corporation") will be **held at the Bonaventure Hilton, Salon LePortage, Montréal, Québec, on February 24, 2005 at 10:00 a.m. (Montreal time)** for the following purposes:

1. to receive the financial statements of the Corporation for the year ended August 31, 2004 and the report of the auditors thereon;
2. to elect the directors;
3. to appoint KPMG, Chartered Accountants, as the Corporation's auditors for the next financial year and authorize the directors to fix their remuneration;
4. to transact such other business as may be properly brought before the meeting or any adjournment thereof.

The proxy solicitation circular and the form of proxy prepared in respect of the meeting accompany this notice. The enclosed proxy solicitation circular contains supplementary information on matters to be discussed at the meeting and is hereby deemed to be an integral part of this notice.

Montreal (Quebec), January 7, 2005

BY ORDER OF THE BOARD OF DIRECTORS

(s) Pierre Léveillé
Pierre Léveillé, President

NOTE: **Shareholders eligible to vote but unable to attend in person are requested to complete, sign and forthwith return to the Corporation the enclosed form of proxy in the envelope provided for the purpose.**

AFRI-CAN MARINE MINERALS CORP.

INFORMATION CIRCULAR
FOR THE
2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This information is given as of January 7, 2005.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Afri-Can Marine Minerals Corp. (the "Corporation") for use at the Annual General Meeting of Shareholders of the Corporation (the "Meeting") to be held at the date, time and place and for the purposes set forth in the accompanying Notice of Meeting and any adjournment or adjournments thereof.

REVOCABILITY OF PROXIES

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so either: (i) by delivering another properly executed proxy bearing a later date to Computershare, 1500 University, Suite 700, Montréal QC, H3A 3S8, one day prior to the Meeting or to the Secretary or Chairman of the Meeting at the time and place of the Meeting; or (ii) by depositing, either with Computershare at the above mentioned address one day prior to the Meeting or of any adjournments thereof, or with the Secretary or Chairman of the Meeting at the time and place of the Meeting, or any adjournments thereof, an instrument in writing revoking the proxy and executed by the shareholder or by his attorney authorized in writing. If the shareholder is a corporation, this instrument must be executed by a duly authorized officer accompanied by a corporate resolution authorizing the signature; or by registering with the scrutineer at the Meeting as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked.

APPOINTMENT OF PROXIES

The persons named in the accompanying form of proxy are officers of the Corporation. **The shareholder has the right to appoint a person to represent him or her at the meeting, other than the persons named in the enclosed form of proxy. To exercise this right, the shareholder shall strike out the names of the persons designated in the form of proxy and insert the name of his nominee in the blank space provided, or complete another appropriate form of proxy. A person acting as proxy need not be a shareholder of the Corporation.**

A proxy will not be valid and voted unless the completed form of proxy is received by Computershare, 1500 University, Suite 700, Montréal QC, H3A 3S8, not less than one day (excluding Saturdays, Sundays and holidays) before the day of the Meeting

or any adjournment thereof or delivered to the Secretary or Chairman of the Meeting at the time and place of the Meeting prior to the commencement thereof.

The form of proxy must be signed by the shareholder or by his duly authorized attorney. If signed by a duly authorized attorney, the form of proxy must be accompanied by original power of attorney or a sworn certified copy thereof. If the shareholder is a corporation, the form of proxy must be signed by a duly authorized attorney, officer of corporate representative and must be accompanied by the original power of attorney or the resolution of such corporation whereby the duly authorized officer or corporate representative derives his power or a sworn certified copy thereof. The chairman of the Meeting has discretionary authority to accept proxies not in accordance with the foregoing requirements.

PERSONS MAKING THE SOLICITATION

The enclosed instrument of proxy is solicited by management. None of the directors of the Corporation have informed management in writing that he intends to oppose any action intended to be taken by management at the meeting.

Solicitations will be primarily made by mail but may be supplemented by telephone or other personal contact by directors of the Corporation, such directors receiving no compensation therefor. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with such direction.

Such shares will, on a poll, be voted in favour of each matter for which no choice has been specified by the shareholder.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation is not aware that such amendment, variation or other matter are be presented for action at the meeting.

NON-REGISTERED HOLDERS

A beneficial holder of common shares of a Corporation (a «Non-Registered Holder») whose Shares are registered in the name of an intermediary (an «Intermediary»), such as a bank, trust company, securities dealer or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or in the name of a clearing agency (such as CDS & Co.) of which the Intermediary is a participant, will be entitled to direct the voting of such holder's shares (unless such entitlement has been previously waived by the holder) by properly completing the proxy or voting instruction form received from the Intermediary or CDS & Co., as the case may be.

If a Non-Registered Holder who receives either a proxy or a voting instruction form wishes to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

VOTING SHARES AND PRINCIPAL SHAREHOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of common shares without par value, of which 85,215,975 are issued and outstanding as of January 7, 2005. Each issued and outstanding common share of the Corporation confers upon its holder the right to one vote.

In accordance with Regulation 51-101, the Corporation has set January 10, 2005 as the record date for the meeting. Only the shareholders registered at such date shall have the right to receive the Notice of Meeting as well as all other material pertaining to it and to vote at the meeting.

Any person who acquires shares after the record date is entitled to vote if said person can provide share certificates regularly endorsed or establish in another manner its ownership of the shares, if such person requests that its name be registered on the shareholders' list at least two days prior to the Meeting.

To the knowledge of the Corporation's director or executive officers, at the date hereof, no person or company beneficially owns, directly or indirectly, or controls or directs voting securities carrying 10% or more of the voting rights attached to all outstanding shares of the Corporation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as described elsewhere in this Information Circular, none of the directors or executive officers of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since the beginning of the Corporation's last financial year, no proposed nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

ELECTION OF THE DIRECTORS

Presently, the Board of Directors of the Corporation consists of eight (8) directors. Shareholders will be asked to elect eight (8) directors at the meeting. **The persons designated in the enclosed form of proxy intend to vote for the election, as directors of the Corporation, of the nominees whose names are set forth in the following table.** Management does not contemplate that any nominee will be unable or unwilling to serve as director, but if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless otherwise instructed in the proxy. Each director elected shall hold office until the next annual general meeting or until a successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Corporation.

Name, Province/State/Country of Residence and Office Held	Director Since (m/d/y)	Term of Office	Shares Beneficially Owned or Controlled	Principal Occupation
Pierre Léveillé (2) Quebec, Canada President and Director	02-28-1994	02-24-05	1,040,306	President and CEO of the Corporation
Marcel Drapeau Quebec, Canada Secretary and Director	09-22-1997	02-24-05	157,150	Attorney
Michael Nicolai (1) Quebec, Canada Director	29-02-1996	02-24-05	288,144	President Action-Capital Inc.
Chris von Christierson (2) England, U.K. Director	02-01-2000	02-24-05	nil	Chairman Rio Narcea Gold Mines Limited
Steven Kim Hatfield (1) (2) Oklahoma, USA Director	03-10-2000	02-24-05	839,586	President Crawley Petroleum Corporation
Bernard J. Tourillon Quebec, Canada Exec. VP & CFO and Director	05-25-2001	02-24-05	1,214,151	Executive V.P. and CFO of the Corporation
Howard Messias (1) Quebec, Canada Director	17-05-2004	02-24-05	nil	Chief Financial & Compliance Officer, Brockhouse & Cooper Inc.
Michael Brown Ontario, Canada *Chairman of the Board*	20-09-2004	02-04-05	nil	President, Capital Markets Advisory and *Macquarie North America*

(1) Member of the Audit Committee. Under the Canada Business Corporations Act, the Board of Directors shall have an Audit Committee.
(2) Member of the Technical Committee.

Each nominee as director has supplied information concerning the number of common shares over which he exercises control or direction.

No proposed director of the Corporation is, at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director or executive officer of the Corporation or of any company that, while that person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed directors has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

For the purposes of this information circular:

"**Chief Executive Officer**" or "**CEO**" means each individual who served as Chief Executive Officer of the Corporation or acted in a similar capacity during the most recently completed financial year;

"**Chief Financial Officer**" or "**CFO**" means each individual who served as Chief Financial Officer of the Corporation or acted in a similar capacity during the most recently completed financial year;

"**Executive Officer**" of the Corporation means an individual who is the Chairman or Vice-Chairman of the Board, the President, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation; and

"**Named Executive Officers**" or "**NEOs**" means the following individuals:

(a) each CEO;

(b) each CFO;

(c) each of the Corporation's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose salary and bonus exceeded $150,000; and

(d) any additional individuals who would have been included under paragraph (c) were it not for the fact that the individual was not serving as an officer at the end of most recently completed financial year.

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY OF COMPENSATION TABLE

ANNUAL COMPENSATION					LONG-TERM COMPENSATION			ALL OTHER COMPEN-SATION ($)
					AWARDS		Payouts	
Name and Principal Position	Year	Salary /Fees ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP Payouts ($)	
Pierre Léveillé, President & CEO	2004	106,231	NIL	NIL	NIL	NIL	NIL	NIL
	2003	55,346	28,000	NIL	NIL	NIL	NIL	NIL
	2002	129,538	NIL	NIL	105,000	NIL	NIL	NIL
Bernard J. Tourillon, Exec. V.P. & CFO	2004	27,085	NIL	NIL	NIL	NIL	NIL	NIL
	2003	27,116	15,000	NIL	NIL	NIL	NIL	NIL
	2002	88,462	NIL	NIL	90,000	NIL	NIL	NIL
Marcel Drapeau, Secretary	2004	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2003	(1) 80,500	NIL	NIL	NIL	NIL	NIL	NIL
	2002	(1) 64,350	NIL	NIL	80,000	NIL	NIL	NIL
Chris von Christierson Chairman	2004	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2003	(2) 18,900	NIL	NIL	NIL	NIL	NIL	NIL
	2002	(2) 55,062	NIL	NIL	50,000	NIL	NIL	NIL

(1) According to number of hours involved
(2) Administration and traveling expenses

LONG-TERM INCENTIVE PLAN ("LTIP") AWARDS TO NAMED EXECUTIVE OFFICERS

No LTIP awards were made to a Named Executive Officer during the most recently completed financial year.

OPTIONS AND STOCK APPRECIATION RIGHTS ("SARS")

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NEO NAME	Securities Under Options/SARs Granted #	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Pierre Léveillé	Nil	Nil	Nil	Nil	Nil
Bernard Tourillon	Nil	Nil	Nil	Nil	Nil

AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

NEO NAME	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable /Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Pierre Léveillé	Nil	Nil	105,000 / Nil	$0 / Nil
Bernard Tourillon	Nil	Nil	90,000 / Nil	$0 / Nil

DEFINED BENEFIT OR ACTUARIAL PLAN DISCLOSURE

The Corporation does not provide retirement benefits for directors and executive officers.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

At the end of the most recently completed financial year, there was an employment contract between the Corporation and Pierre Léveillé, CEO, as well as between the Corporation and Bernard Tourillon, CFO.

The Pierre Léveillé employment contract shall be valid until September 1, 2005, renewable for additional two-year periods, and for a $120,000 salary per year.

The Bernard Tourillon employment contract shall be valid until September 1, 2005, renewable for additional two-year periods, and for a $105,000 salary per year.

There are no compensatory plans or arrangements between the Corporation and a Named Executive Officer with respect to the resignation, retirement or other termination of employment of the Named Executive Officer, a change in control of the Corporation or a change in the Named Executive Officer's responsibilities following a change in control of the Corporation involving an amount, including all periodic payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

No director of the Corporation has received from the Corporation or its subsidiaries, during the most recently completed financial year, compensation pursuant to;

(a) any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b) any other arrangement for the compensation of directors in their capacity as directors; or

(c) any arrangement for the compensation of directors for services as consultants or experts.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth information on the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance at the end of the Corporation's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	2,545,000	$0.29	1,683,746
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
Total	2,545,000	$0.29	1,683,746

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No executive officer, director, employee, former executive officer, former director, former employee, proposed nominee for election as director, and each associate of any such director, executive officer or proposed nominee has been indebted to the Corporation or its subsidiaries at any time during the most recently completed financial year of the Corporation and after until thirty days before the date of this Information Circular. No guarantee, support agreement, letter of credit or other similar arrangement or understanding has been provided by the Corporation or its subsidiaries at any time since the beginning of the most recently completed financial year with respect to any indebtedness of any such person.

APPOINTMENT OF AUDITOR

The auditor for the Corporation is KPMG, chartered accountants, and the management proposes that KPMG be re-appointed as auditor of the Corporation for the next financial year. KPMG was first appointed auditor of the Corporation on February 22, 2002.

OTHER MATTERS TO BE ACTED UPON

The Corporation will transact such other business as may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Securityholders may contact the Corporation as follows, in order to request copies of the financial statements and MD&A:

Mr. John Stella, Investor Relations
tel. (514) 846-2133 fax (514) 846-1435
e-mail: john@afri-can.com

Financial information concerning the Corporation is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year ended August 31, 2004.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

APPROVAL OF CIRCULAR

The Board of Directors of the Corporation has approved the contents of this Information Circular and its mailing to the shareholders.

Montréal, Québec, January 7, 2005

AFRI-CAN MARINE MINERALS CORP.

By: *(s) Pierre Léveillé*

Pierre Léveillé, President

By: *(s) Bernard J. Tourillon*

Bernard J. Tourillon, Exec. V.P. and CFO

PROXY SOLICITED BY THE MANAGEMENT OF AFRI-CAN MARINE MINERALS CORP.

The undersigned, shareholder of Afri-Can Marine Minerals Corporation (the "Corporation") holding _________ common shares, hereby appoints Pierre Léveillé or failing him, Bernard J. Tourillon, or, instead of the foregoing

______________________________ and ______________________________________
(Name) (City) (Province)

as proxy for the undersigned with power of substitution to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual Meeting of Shareholders of the Corporation (the "Meeting") to be held at the Hilton Bonaventure, Salon LePortage, Montreal, Quebec, on February 24, 2005, at 10:00 AM (Montreal time) and at any adjournments thereof.

Where this form of proxy fails to specify a choice with respect of the matters set forth below, the shares represented by this proxy will be voted in favour of the matters specified below.

The proxy herein named is specifically directed:

TO VOTE ❑ or WITHHOLD FROM VOTING ❑ for the election of the nominees for directors.

TO VOTE ❑ or WITHHOLD FROM VOTING ❑ for the appointment of KPMG, Chartered Accountants, as auditors.

Discretionary authority is hereby conferred by the undersigned to the proxy named with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to such matters as may properly come before the Meeting.

DATED this ______ day of ______________ 2005.

____
Signature of Shareholder

____
Please print name of Shareholder

NOTES:

1. Any shareholder has the right to appoint a person (who need not be a shareholder) other than the persons designated by the Corporation to represent such shareholder at the Meeting. Such right may be exercised by striking out the names of the persons designated and by inserting such other person's name in the blank space provided above or by submitting another appropriate form of proxy.
2. This form of proxy must be signed and dated by the shareholder or his attorney in writing. If the shareholder is a corporation, the instrument must be signed by a duly authorized officer or attorney under its corporate seal or accompanied by a corporate resolution authorizing the signature.
3. If the proxy is not dated in the designated blank space, it will be deemed to bear the date on which it was mailed by the Corporation.

Independent Technical Review

The Haib Copper Porphyry Project, Namibia.

For

Afri-Can Marine Minerals Corporation
4444, rue Ste-Catherine Ouest,
bureau 201, Westmount,
Quebec, Canada.

Prepared by

Viv Stuart-Williams

22 October 2004

SEC Rule 12g3-2(b) Exemption

TABLE OF CONTENTS

1. Summary

This independent Technical Report has been prepared at the request of Afri-Can Marine Minerals Corporation (ACMMC) in support of the acquisition of the Haib property, Namibia, from a Namibian registered company Deep South Mining Company (Pty) Ltd. This report is based on a review of the available data concerning the Haib property and the author's personal familiarity with the project.

The Haib copper porphyry project is a very substantial low grade sulphide copper porphyry deposit, located in southern Namibia very close to the Orange River and the South African border.

The principal mineralised hosts at the Haib are a Quartz Feldspar Porphyry (QFP) and a Feldspar Porphyry (FP) rock. Sulphide minerals (dominantly chalcopyrite) are disseminated within the rockmass and found concentrated in blebs and along veinlets and fractures.

Previous work has been carried out by Falconbridge of Africa (Pty) Ltd, King Resources of South Africa Pty Ltd, Rio Tinto Zinc Corporation, Revere Resources SA Ltd, Rand Merchant Bank Ltd (of South Africa), Great Fitzroy Mines NL (GFM) of Australia; a local prospector Mr. George Swanson, and most recently Rusina Mining Ltd of Perth, Australia.

The last detailed evaluation of the Haib deposit was completed between 1995 and 1999 by the Namibian Copper Joint Venture Pty Ltd (NCJV) managed by GFM. The NCJV was a joint venture between GFM (20%) and Namibian Copper Mines Inc (NCM) (80%) at that stage registered in Tempe, Arizona, USA.

The NCJV generated a resource estimate using a computer database of borehole data, geological data, assay data, etc., that was used to model the Haib deposit. It was this database and the model evolved from it that was used to generate all of their resource evaluations, mine plans, geological cross sections, etc. This database is no longer available.

As part of the NCJV/ GFM evaluation, Behre Dolbear & Company Inc (BD) was asked to complete an independent resource evaluation. Such report was delivered by them in August 1996. The bulk of this report uses that evaluation[1].

BD produced the following **Indicated Resource Estimates** for the Haib deposit.

Table 1.
Behre Dolbear - Haib Indicated Resource Estimate

Minimum Block Grade	Kriging		Inverse Distance Squared		Nearest Neighbour	
	M Tonnes	Grade % Cu	M Tonnes	Grade % Cu	M Tonnes	Grade % Cu
0.1	1353	0.23	1331	0.23	1184	0.25
0.2	739	0.29	726	0.29	630	0.34
0.3	244	0.37	262	0.38	292	0.46

The BD Kriging and Inverse Distance Squared figures compared very well with the GFM resource estimates. The BD figures were generally slightly more generous both in tonnage and grade.

The Nearest Neighbour estimates (which the writer statistically prefers) are significantly higher grade than previously reported. It appears likely that previous resource estimates have to some extent "suppressed" the Haib grade. The BD estimate suggests that the grade at the 0.3% Cu cut off for the Haib deposit is 0.46% Cu. This needs further investigation.

Subsequent to the BD independent resource evaluation, the NCJV completed a large amount of additional work including:-

- some 17 drillholes (both infill and geotechnical);
- 150 metres of underground development with the production of several bulk samples and analytical work;
- Several sets of testwork (grinding, leaching of calcine, and heap leaching, etc.);
- Geological and structural mapping; and
- Geotechnical traverses.

None of the above work or the final computer model (and all of the assumptions that went with it) was independently verified as the NCJV ran into financial difficulties and the programme was summarily terminated. Much of the information generated by the NCJV/ GFM was time and technology specific and would need to be reviewed and re-appraised.

There is no doubt from the data available that the Haib copper porphyry deposit, although fairly low grade, contains a substantial amount of copper. This combined with the Namibian government's willingness to see the Haib deposit developed as part of national development strategy makes the Haib deposit worth a detailed investigation. ACMMC now has access to this very interesting, although highly challenging project.

The following recommendations are made:-

- Collate all of the available Haib geological data;
- Re-build the Haib geological model incorporating all of the borehole assay data, the geological data, the underground information from the adit, the structural data, the surface topography data, and other information that is available.
- Do this on a computer modelling system that will allow generation of mine plans, geological plans, ore resource estimates, etc. This will allow for a full geological re-assessment of the Haib deposit;
- Complete geological mapping of the copper oxide zone to determine its extent ;
- Complete a percussion drilling programme to collect additional copper oxide information (acid soluble copper) and to gather additional information on the higher grade sulphide zones; and
- Have an independent verification of the above on completion.

At this stage, preliminary detailed budget figures have been prepared and a budget of approximately US$ 2 Million (N$ 11,9 million assuming US$ to N$ FX rate of 5.95) would be required to complete the requisite programme in about 12-15 months. (See appendix 2 for details)

2. Introduction and Terms of Reference

This independent Technical Report has been prepared at the request of Afri-Can Marine Minerals Corporation (ACMMC) in support of the acquisition of the Haib property, Namibia. This report is based on a review of the available data concerning the Haib property and the author's personal familiarity with the project based on numerous visits and direct involvement with one of the previous owners management teams between 1995 and 1999. The author was involved in almost all aspects of the programme and acted as the local Namibian agent for the Namibian Copper Joint Venture (NCJV)/ Great Fitzroy Mines (GFM) including all aspects of the engineering, geology, and environmental programmes.

Afri-Can Marine Minerals Corporation (ACMMC) has signed an Agreement with a Namibian company, Deep South Mining (Pty) Ltd. (DSM), whereby ACMMC pay C$100,000 in cash on approval from the regulatory authorities in Namibia and Canada and another C$500,000 on completion of a favourable due-diligence probe within 120 days of the approval being secured. To exercise the option the firm must spend C$2 million on exploration activities to produce an updated bankable feasibility study within two years following completion of the due diligence.

ACMM will also be required to issue C$5,5 million worth of common shares to DSM at a market discount of 10% and two million warrants exercisable at a market premium of 30% for a period of three years, within 30 days of producing a favourable feasibility report. The final cash payment of C$5 million will be payable upon the conclusion of financing arrangements for the project.

DSM could choose to sell its remaining 30% stake in the project for a cash payment of C$5 million and a 2% net smelter royalty.

3. Disclaimer

Data used in this report has been cited in the reference section. The author was involved in the collection and interpretation of the data and can vouch for the integrity of much of the data available.

The author of this report has worked on the project and is familiar with the project. Data used during production of this report was almost exclusively generated during the previous GFM/ NCJV work programme on the deposit. Much of the data available to GFM/ NCJV was historic at the time of that work programme and some verification/ validation of data was not possible. Where this was the case it has been clearly indicated in the text of this report.

The resource estimates quoted in this report are historic resources, that is to say they were prepared prior to publication of National Instrument 43-101 (2001). The resource estimates used in this report and developed by Behre Dolbear (1996) for the Haib deposit have been reviewed by the author. These resource estimates are in compliance with CIM Standards, are in compliance with NI 43-101 and are endorsed by the author of this report.

4. Property Description and Location

The property is held by DSM under Exclusive Prospecting Licence (EPL) 3140. This licence had an area of 74563.0 ha and incorporates all of the mineralization within the Haib deposit and a substantial area around the deposit (see map 1). Details of the EPL including a map are attached as Appendix 1. The EPL renewal date is 21 April 2007. The EPL boundaries have not been surveyed but the beacon coordinates have been provided by the Namibian government.

5. Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

At present access is via a 10 km graded gravel road from the main tar road to the camp site at the old Rio Tinto Zinc Corporation (RTZ) exploration campsite. This road is accessible to conventional cars. From the RTZ campsite to the Haib copper deposit (another 5 km) is a four wheel drive gravel track that is relatively slow but essentially all-weather. The site itself is very rugged and there is only limited access along the numerous bulldozed roads. Access around the site is largely by foot. This is shown in Photograph 1.

Climate – The Haib copper deposit is in the extreme south of Namibia and is unusual in that it is located in both the summer and winter rainfall areas. In summer the temperature can go as high as the mid 40^{0}Cs, while in winter it can go as low as freezing point. Rainfall in winter is generally light drizzle with occasional harder falls. In summer the rainfall is associated with occasional thunder storms and is of short duration, but can be of very high intensity. All of the streams within the area are ephemeral and can flow very strongly after summer rainfall. Average annual rainfall is 25-50 mm. Access to site is possible throughout the year.

Infrastructure – The infrastructure in the area is good. The Haib deposit is relatively close to the main international tar road so the only construction required would be a ±12 km long access road to site. The main north-south national power grid lies some 85km to the east of the Haib. An 85 km link would likely be required should the project develop. Water is available in very large amounts from the Orange River (about 15 kilometres by pipeline south of the Haib). The nearest rail link is at Grunau (some 100 kilometres north of the Haib). The area between the Haib and Grunau is almost completely flat and the local rail authority has confirmed that a link could be laid relatively easily. Suitable areas for tailings dams and heap leach pads are available dependant on eventual plant design. The nearest town of Noordoewer is some 40 km by road to the southwest of Haib on the Orange River. The area is state land so the surface rights should not be an issue.

Physiography – The Haib deposit straddles the Volstruis River (meaning the ostrich river in Afrikaans), which is a tributary of the Haib River. Both are ephemeral tributaries of the Orange River which lies south of Haib.

The Orange River is a deeply incised drainage with several nick-points. Haib lies below all of the main nick-points at a location where the Orange River elevation is approximately 200 metres above sea level. The Haib deposit lies at elevations from a floor elevation of just under 375 metres asl to over 600 metres asl. The surrounding area is up to about 650 masl at the highest point. The area is rugged with steep sided valleys and rapid local relief.

6. History

The author draws his knowledge for this section from the BD report, from the Gordon/ Mcilwraith report[4], and from personal knowledge. The author has not seen any reports for the early mining at Haib and information referred to is gained from the above reports and discussions with George Swanson (see below).

Early Mining - The deposit has a distinct surface expression with abundant copper staining on fractures and joint planes particularly in and around the dry river bed of the Volstruis River (see Photograph 2). This led to German prospectors identifying the deposit around the late 1800s or early 1900's. Small tonnages of high grade copper carbonate ore were mined at this time. The word Haib is probably from a local language although the Haib Pforte (fort) is shown on the original German military maps of German West Africa, dating from about 1907. The fort appears to have been a place rather than a structure and the location on the ground is unknown

After World War II, the prospect owner George Swanson carried out small scale mining and tank leaching operations. Copper carbonate ore was leached with acid. The acid was then run over iron scrap and the copper precipitated as a "copper cement". This copper cement was sold for further refining.

In 1963 - 1964 Falconbridge of Africa (Pty) Ltd (Falconbridge) completed a more detailed exploration programme looking at the higher grade zones within the Haib deposit. They drilled some eleven boreholes totalling 1012 metres of drilling.

During 1968-69 King Resources of South Africa Pty Ltd (KRC) conducted a further drilling programme. They examined both lower and higher grade sulphide zones, as well as the higher grade oxide shear zones. Some leach test work was carried out. The area was abandoned in 1969.

During 1972 – 1975 Rio Tinto Zinc conducted the first extensive and systematic investigation of the Haib deposit. They drilled one hundred and twenty holes (120) totalled 45903 metres. They conducted various sampling programmes including geochemical and geophysical prospecting.

In 1991-1992 Revere Resources SA Ltd, produced a technical brochure and promoted the Haib as a "potential world class copper producer for the 1990s". It would appear that the intent was to list the Haib (possibly on the JSE). For reasons unknown to the author this listing never materialised.

In November 1993 Rand Merchant Bank Ltd (of South Africa) (RMB) acquired an option over the Haib property. Venmyn Rand Pty Ltd., mining management consultants to RMB then undertook a study of the project. Work terminated in 1995.

In March 1995 Great Fitzroy Mines NL (GFM) and RMB executed an Agreement in association with George Swanson to acquire 100% of the Haib project. GFM agreed terms with RMB whereby GFM could earn 90% of the project. Subsequently GFM agreed to transfer a 70% interest in the deposit to Namibian Copper Mines Inc. (NCM) in exchange for NCM reimbursing past expenditure and providing GFM with a free 20% carried interest. NCM then purchased RMB remaining interest leaving GFM (with a 20% free carried interest and the management) and NCM held 80%[2]. The operating company was called the Namibian Copper Joint Venture (NCJV). From 1995-99 the NCJV prospected the Haib managed by GFM. The names NCJV and GFM can be read as synonymous.

The mineral rights were held by Copper Mines of Southern Africa (Pty) Ltd (CMSA) as EPL 2152 and worked by the NCJV.

The NCJV ran into financial difficulties and work was stopped at the Haib deposit in late 1998 to early 1999.

Rusina Mining Ltd of Perth, Australia acquired the concession from GFM/ NCJV during 1999-2000 and they took over ownership of the Haib data. The transfer of the mineral rights to Rusina was apparently not ratified by the Namibian Government. To the authors knowledge Rusina has completed no work on the Haib deposit.

In 2003 (date uncertain) in response to the Namibian government enforcing the new Namibian Minerals Act, George Swanson finally relinquished his Haib claims.

This allowed Deep South Mining Company (Pty) Ltd (DSM), registered in Namibia, to consolidate a single mineral rights entity over the entire Haib deposit. An initial Exclusive Prospecting licence 3140 was granted for 3 years from 22 April 2004 to 21 April 2007 over an area of 74563.0 ha covering the deposit and a very large surrounding area.

To date, DSM has only completed a limited desk study.

7. Geological Setting

General –The Haib deposit is located within part of the Richtersveld geological province. The area lies within the Vioolsdrif volcanic suite of andesitic lavas, intercalated with acidic volcanics and tuffs, intruded by granites, granodiorites and adamellites dated around 1800 My – see regional maps 2 and 3.

The principal mineralised hosts at the Haib are a Quartz Feldspar Porphyry (QFP) and a Feldspar Porphyry (FP) – see map 4. The QFP is interpreted as a quartz diorite body which intruded the feldspar porphyry around 1800 My. The FP is generally interpreted as being part of the suit of andesitic rocks although some workers have suggested that it to, may be partially of intrusive origin. The QP is elongated along the orientation of the Volstruis Valley, largely coincident with the location and orientation of many of the higher grade intersections within the deposit.

The sequence has undergone low grade regional metamorphism to greenschist facies. Most of the rock exhibits typical porphyry copper type alteration zones associated with mineralization. A potassic hydrothermal alteration zone coincides with the main mineralised area surrounded by phyllic and propylitic alteration haloes. Propylitic sericite alteration appears to overprint the earlier potassic zones. Silicification, sericitisation, chloritisation and epidotisation are widespread.

Although not present in the immediate area of the Haib deposit, some kilometres to the east of the area are outcrops of Karoo age[3] (early Permian) mudstones, siltstones and sandstones of the Prince Albert Formation. These create very flat topography and would by their nature be very well suited to the production of heap leach pads.

Haib Deposit - The QFP comprise typically blue-eyed quartz and feldspar phenocrysts within a medium grained rock mass of quartz, feldspar, sericite, biotite, chlorite, epidote and calcite. The FP is generally a medium to fine grained rock of similar composition but without the quartz phenocrysts and with a higher proportion of chlorite and epidote. Minor basic dykes and quartz veins traverse the area.

Structure – Rocks within the Haib area are hard and competent but generally well jointed with both flat and steeply dipping joint sets being well developed. Striking east-west along the Volstruis River is a well developed zone of steeply dipping shears. The orientation and location of the main mineralization coincides with the fracture zone which is interpreted as representing a focus of the intrusion and channel ways for mineralising fluids.

8. Deposit Type

The Haib copper deposit is a rare example of a Precambrian porphyry copper. Porphyry copper deposits are a major world source of copper (also molybdenum and gold) with the best known examples being concentrated around the Pacific rim, in North America, South America, and areas such as the Philippines. Most of these deposits are relatively young, of Tertiary or Cretaceous age.

The Haib deposit, which has many characteristics in common with these porphyry coppers, is very much older, being formed within Proterozoic rocks.

9. Mineralization

The Haib deposit is in essence a very large volume of rock containing copper mineralization. The grade is variable from higher grade in the three core zones (possibly averaging >0.4% - see Diagram 1) progressively dropping towards the margin of the deposit. The area in which mineralization has been identified equates approximately to the outer ring of the GFM 22 year pit design (see Diagram 1). This gives a pit size of 2200x1250x400 metres equating to some 1300 Million tons of mineralised rock. The deposit is still partially open to the west (at surface) and to the south at depth.

Mineralization is not confined to any specific units although the quartz feldspar porphyry tends to contain the three higher grade zones. Mineralization is clearly secondary and post-dates the formation of the original volcanic pile. Mineralization is widespread throughout although frequently associated with fractures and joints.

The principal sulphides within the Haib body are pyrite and chalcopyrite with minor molybdenite. Bornite, digenite, chalcocite and covellite are also occasionally recorded. There is no major development of a supergene zone, probably due to high rates of erosion associated with the Orange River canyons.

Near surface oxidation has led to the formation of malachite, azurite, chrysocolla, minor cuprite and chalcocite, generally along fracture zones. Oxide copper rarely extends to depths in excess of 30 metres on these fracture zones. While the oxide zone volumetrically represents a fairly minor proportion of the deposit, grades are significantly above average giving the potential for some leachable copper from the oxide material. These portions of the deposit have not been examined in detail and there is significant potential to improve their volume and grade

In addition, there is a variable thickness of transition zone generated over large parts of the deposit, between the surface and a pure sulphide (un-oxidised) zone of some 10-20 metres thickness.

Sulphide minerals are disseminated within the rockmass and found concentrated in blebs and along veinlets and fractures. Significant mineralization commonly occurs along joint planes.

Gold, silver and molybdenum are trace constituents associated with the copper mineralization. Molybdenite is occasionally seen as disseminated flakes and veinlets associated with other sulphides and in minor shears and quartz veins. Assaying for gold, silver and molybdenum was not routinely conducted on drill samples but has been carried out on composite samples prepared for metallurgical testing, giving an approximate indication of the likely values. Values determined were :- 0.02 g/t gold; 0.9 g/t silver; and 25 g/t molybdenum.

10.Exploration

The early exploration of the Haib deposit is only poorly recorded.

It is known that small tonnages of high grade copper carbonate ore were hand cobbed from time to time mostly by German miners prior to 1940. It is likely that these miners were attracted by the visible high grade copper carbonate ores visible in the shear zones on the banks of the Volstruis River. Extraction seems to have been very limited, largely because of the difficulty at that time of processing any product.

After World War II, the prospect owner George Swanson carried out small scale mining. Over 6000 t of hand sorted copper ore were sold to the O'okiep operation (across the border at Nababeep in South Africa), reportedly at grades of up to 18 percent Cu. In addition he established small leach tanks and using acid leaching of the ores generated a leachate that was then fed through a series tank system filled with scrap iron to produce copper "cement". The "plant" which was very small scale, is still partially preserved on site on the bank of the Volstruis River.

In 1963 Falconbridge investigated the Haib deposit. It seems likely that their interest was in the high grade zones. They completed some geological mapping, photogeology, geochemical sampling, and electromagnetic surveys. Eleven boreholes were drilled into the deposit in three principal areas of interest totalling some 1012 metres of drilling. The average grade of the borehole intersections was given as 0.33% Cu. In 1964 Falconbridge withdrew from the concession. Very little of this data remains.

After Falconbridge, King Resources conducted a drilling programme of 21 holes totalling 3485 metres. The lower grade sulphide zones were investigated as well as the higher grade oxide shear zones and some leach test work was carried out. The area seems to have been abandoned in 1969. The area was almost certainly relinquished when it was realised that the high grade zones were small, dispersed and structurally controlled. Again, this programme has very little useful data surviving.

The first extensive and systematic investigation of the Haib deposit was carried out by the Rio Tinto Zinc Corporation (RTZ) between 1972-75. Geochemical and chip sampling surveys were conducted along with an IP and Resistivity survey. One hundred and twenty holes were drilled, mostly vertically on a systematic 150 metre grid. One section was partially drilled at 25 metre spacings to provide detailed information on close spaced variability. Drill metreage totalled 45 903 metres. Holes averaged 300-400 metre depths. Cores were sampled at 2 metre intervals and sampled for total copper and where appropriate oxide copper. Composite samples from each borehole were tested metallurgically to determine recoverable copper and were assayed for molybdenum, silver and gold indicating average contents of 25g/t Mo, 0.01 g/t Au, and 0.9 g/t Ag. Ore reserves were estimated at various cut-offs and a conceptual pit designed was evolved. In 1975 RTZ withdrew from the project, partly because of the perceived sub-economic grade, but also due to the competing opportunities at Rossing (which became an RTZ operated uranium mine) and Palabora (which became one of South Africa's biggest copper producers).

In November 1993 Rand Merchant Bank Ltd (of South Africa)(RMB) acquired an option over the Haib property from the prospect owner, George Swanson. Venmyn Rand Pty Ltd., mining management consultants, undertook a study of the project including compilation of all of the available drill hole and assay records and from previous investigations and set up a computerised drill hole database. It was concluded that the increase in the copper price since the 1970's, development of low cost/ high tonnage mining systems and new and refined technologies such as bacterial leaching, solvent extraction and electrowinning combined to create a situation where development of the Haib deposit could represent an economic project.

In March 1995 Great Fitzroy Mines NL (GFM) and RMB executed an Agreement with George Swanson to acquire 100% of the Haib project. GFM agreed terms with RMB whereby GFM could earn 90% of the project. Subsequently GFM agreed to transfer a 70% interest in the deposit to Namibian Copper Mines Inc. (NCM) in exchange for NCM reimbursing past expenditure and providing GFM with a free 20% carried interest. NCM then purchased RMB remaining interest leaving GFM (with a 20% free carried interest and the management) and NCM (80%). The operating company was called the Namibian Copper Joint Venture (NCJV).

From 1995 to 1999 the NCJV drilled a further 12 infill holes; drilled 5 geotechnical investigation holes; completed 126 metres of adit (including two crosscuts) for bulk sampling and metallurgical testing; and carried out various test works including mining cost audits, bio-leaching studies, and milling and grinding studies.

The NCJV ran into financial difficulties and work was stopped at the Haib deposit in late 1998 –early 1999.

Subsequently, the NCJV appears to have come to some form of deal with Rusina Mining Ltd of Perth, Australia, who acquired the concession from them during 1999-2000. As previously noted the Namibian government doesn't appear to have sanctioned the transaction and Rusina appear to have done no work on the Haib deposit.

In the meantime George Swanson who still held claims over the Haib deposit, completed some further work with Mintek (of South Africa) looking at the potential for bacterial leaching using their Bactech (?) process. Towards the end of 2003 Swanson dropped the Haib claims freeing up the entire property. He dropped them in response to the Namibian Government enforcing their New Minerals Act which includes a "use-or-lose" policy and he couldn't apparently meet the work requirements.

Deep South Mining acquired the area under EPL 3140 and has entered into an agreement with ACMMC.

11.Drilling

At least four separate drilling programmes have been conducted at the Haib. For dates of these programmes see the History Section.

The first drilling was completed by Falconbridge who drilled eleven boreholes into the deposit in three principal areas of interest totalling some 1012 metres of drilling. The average grade of the borehole intersections was given as 0.33% Cu. Very little of this data remains other than the drill core assays. It is not possible to comment on this programme.

After Falconbridge, King Resources conducted a drilling programme of 21 holes totalling 3485 metres. Again, this programme has very little useful data surviving although drill assays are available.

Subsequently RTZ drilled one hundred and twenty boreholes, mostly vertically, on a systematic 150 metre grid giving a total 45 903 metres drilled. Holes were on average 300-400 metres deep. These cores were preserved in a core shed at the old RTZ campsite and were available to GFM. The information from these boreholes was verified by GFM and incorporated into their geological model. This information was therefore used by Behre Dolbear in the Haib resource evaluation.

Finally, the NCJV/ GFM drilling programme completed a further 12 fill-in boreholes for analytical purposes and another 5 large diameter boreholes for geotechnical work. These will not be reported in detail as they were drilled after the Bear Dolbear resource evaluation and are not considered in this report.

12.Sampling Method and Approach

All boreholes drilled by Falconbridge, King Resources and RTZ were located and resurveyed by NCJV. The eastings and northings were generally found accurate but there were significant discrepancies (up to 80 metres) in the reported drillhole elevations. This factor represented a constraint on the accuracy of the data and on the confidence limits placed on the resource estimates but it was not considered that it would have a significant impact on the overall resource figure.

This issue was subsequently resolved by the NCJV which commissioned an orthophoto survey of the area and generated a new surface topographic plan.

All drillhole assay data is based on diamond drill core, generally "N" or "B" sizes. Drill hole spacing was generally on a regional 150 metre grid. The Rio Tinto boreholes are mostly vertical, while the earlier Falconbridge and King Resources boreholes are inclined. One section line 865_{00} E has been partially drilled at 25 metre spacing. This was the line along which the adit was developed by the NCJV.

Sample recovery was generally good. Most of the earlier boreholes were hammer-split and half core was sent for assay.

The Rio Tinto cores were sampled at 2 metre intervals and sampled for total copper and where appropriate oxide copper. Composite samples from each borehole were tested metallurgically to determine recoverable copper and were assayed for molybdenum, silver and gold indicating average contents of 25g/t Mo, 0.01 g/t Au, and 0.9 g/t Ag. The reliability of these numbers cannot be assured.

From all of this information Venmyn Rand constructed a database of the available 1963-1975 drillhole data using drillhole logs (as the original assay data sheets were generally unavailable). The data base comprised 152 boreholes – 120 from Rio Tinto, 21 from King Resources and 11 from Falconbridge.

13.Sampling Preparation, Analysis and Security

The database comprised approximately 24 000 samples of which the vast majority are 2 metre samples from the Rio Tinto drilling (22 800). The King Resources samples averaged 4.5 metres average length, while the Falconbridge samples were an average 3.0 length.

Of the total samples approximately 15 000 have values greater than 0.1% Cu but only 1 100 have values greater than 0.5% Cu. The acid soluble database was said to comprise 1980 samples.

Specific gravity measurements were carried out by Rio Tinto on 40 boreholes giving approximately 7 000 determinations. Densities ranged from 2.43-3.35 and averaged 2.71. GFM continued the process on subsequent drilling, sampling every tenth sample.

It is not possible to comment on the analysis and security attached to these samples. It is known that the Rio Tinto samples (22 800) were all prepared on site, Rio Tinto having a prep-laboratory at the campsite. It is believed that the actual analysis was done off site but the details are unknown.

14.Data Verification

Original assay laboratory sheets were not located for the Falconbridge, KRC, or Rio Tinto data. In addition there were no records of any assay duplicates, field re-splits or check assays having been carried out by independent laboratories.

The NCJV drilling (completed after the Behre Dolbear resource estimation), supported the previous assay results but could not verify them.

Rio Tinto in addition prepared extensive metallurgical composites comprising sequential down hole samples over approximately 20 metres. A resource estimate carried out by GFM based on the composite data gave comparable results. No direct check has yet been undertaken on a comparison of composite grades with original sample grades. Composite samples were assayed for Cu, Mo, Au, Ag and S.

The author has no means of checking the veracity of these borehole samples and analyses.

15.Adjacent Properties

There are no adjacent properties.

16.Mineral Resource Estimates

The resource estimates quoted in this report are historic resources, that is to say they were prepared prior to publication of National Instrument 43-101 (2001). The resource estimates used in this report and developed by Behre Dolbear (1996) for the Haib deposit have been reviewed by the author. These resource estimates are in compliance with CIM Standards, are in compliance with NI 43-101 and are endorsed by the author of this report.

General - Four sets of resource estimates have been prepared in the past by different authors. These will each be examined in turn. They are relevant in that they show the thinking attached to the developers at that time.

1. *Rio Tinto Resource Estimate* – Somewhere around 1975 Rio Tinto using the 120 boreholes drilled by them (and probably the earlier drilling as well), produced a resource estimate. The figures generated suggested a very large volume of contained copper (over 2 million tonnes of metal) at a fairly low grade (0.27% Cu). They used various cut-offs, and it is unsure what method of determination they used. The figures can be considered to be an **Indicated Resource** (see Table 2) and are certainly of the same order as found by other investigators.

Table 2.
Rio Tinto Zinc Haib - Indicated Resource Estimate

Cut Off (% Cu)	Tonnage (Mt)	Grade (% Cu)	Contained Cu (t)
0.15	831	0.27	2 244 000
0.20	563	0.32	1 802 000
0.25	374	0.37	1 384 000

Interestingly, Rio Tinto seems to have concentrated on higher tonnages and not on the higher grade zones. There is no evidence that they attempted any higher grade cut offs (such as 0.3% Cu). Clearly Rio Tinto was interested in developing tonnage.

2. *Venmyn Rand Resource Estimate* – In 1993 Venmyn Rand Pty Ltd prepared an information memorandum on the Haib deposit and estimated an in-pit "reserve" using a computer model. They generated the figures given in Table 3.

Table 3.
Venmyn Rand - Inferred Resource Estimate

Cut Off (% Cu)	Tonnage (Mt)	Grade (% Cu)	Contained Cu (t)
0.3	400	0.4	1,600,000

The pit design used by Venmyn Rand was essentially conceptual and very large, being well beyond subsequent pit designs. The Venmyn Rand figure is thus considered effectively a global **Inferred Resource** above the 0.3% Cu cut-off.

Both of the above resource estimates should be viewed as no more than indicative values.

3. NCJV/ GFM Resource Estimate (1996)

The NCJV took the Venmyn Rand computer database and reworked them around a more realistic geological and pit model. Their approach is detailed below:-

1. General - A geostatistical block model was completed by NCJV/ GFM in January 1996 and updated June 1996. The stages undertaken comprised principally:-
   - Compilation and verification of the drill hole database prepared by Venmyn Rand incorporating all available data to the end of the RTZ programme;
   - A manual pit design by Mr. Bill Holly (who was Project Manager). This design provided approximately 22 years of potential resources within which were designed 2 year and eight year mine pit plans;
   - Geostatistical block modelling was carried out and tonnage and grades reported at a range of cut-offs within the various pit outlines; and
   - A Whittle 4D optimisation was carried out on the block model and generated a pit outline broadly comparable to the Holly model. This is shown in Diagram 1.

2. GFM Methodology – The following methodology was adopted by GFM:-
   - Compositing – all drillholes were composited over 7.5 metres down hole intervals prior to variography and block kriging;
   - Variography – GFM and its consultants determined nugget and sill values of 0.010 and 0.028 respectively (a sill: nugget ratio of 2.8). The principal ranges and directions were determined to be Range 1(strike) 320^0 300m; range 2 (across strike) 050^0 ; and Range 3 (down dip) vertical 250 m;
   - Kriging – GFM used the previous parameters. The vertical dimensions of the search ellipses were reduced to 75 metres to reflect a perceived horizontal grade layering and to reduce homogenisation across the layering. Block dimensions were set at 25x25x10 metres and grades were estimated by ordinary kriging. A minimum of four composite grades was required for block estimation and a maximum of 30 was used;
   - Pit Designs – Block tonnes and grade were estimated within three small initial pits designed to maximise grade over the first two years. A first cut-back resulted in a second stage single pit complete after eight years and a second cut back gave a stage 3 pit complete after 22 years;
   - Constraints – no geological constraints were applied. The ore body was treated as a disseminated zone with grade gradually falling to zero near the margins. The pit outlines were used to constrain the reporting of the block tonnes and grade which were thus reported as resource tonnages within a specified pit. GFM considered these figures would approximate the pit reserves but no mining recovery or dilution figures were applied;
   - Top Cut – A top cut was not applied to high grade samples; and

- Categorisation – The resource estimates were considered by GFM as **Indicated Resources**. Behre Dolbear in their report stated that "Behre Dolbear considers this generally an appropriate classification at that stage though some blocks might be categorised as inferred in areas less well drilled or where there are indications of poorer continuity". Behre Dolbear commented that "the current programme of infill drilling, check assaying, clarification of the mineralization and structural controls, and removal of the survey uncertainties, should allow parts of the resource to be upgraded to a measured status". This was unfortunately not completed by GFM.

3. Resource Estimate - the in-pit **Indicated Resource** estimates as determined by GFM in 1996 (and approved by Behre Dolbear) based on the drilling to the end of 1975 are tabulated below (see Table 4). Diagrams 2-4 show the GFM two year, eight year and twenty-two year pits.

Table 4.
GFM Haib In-Pit Indicated Resource Estimate – June 1996

Pit	Cut Off 0.3% Cu		0.1%-0.3% Cu		Cut Off 0.1% Cu		Waste Mt
	Mt	% Cu	Mt	% Cu	Mt	% Cu	
Year 2	21.4	0.39	27.9	0.20	49.1	0.28	2.1
Year 8	73.4	0.36	289.2	0.20	362.4	0.23	21.8
Year 22	135.5	0.38	803.4	0.19	939.1	0.22	95.7
Total	**230.2**	**0.37**	**1120.5**	**0.19**	**1350.7**	**0.22**	**119.5**

4. *Behre Dolbear Resource Estimate -*

1. General – Behre Dolbear viewed the Haib deposits as resources not reserves, because at the time of assessment they could not be demonstrated to be economic since no feasibility study had been completed. Therefore Behre Dolbear undertook, after discussion with GFM, to review the properties potentially mineable resources after the additional work had been completed, all or part of which could then be upgraded to a reserve status. This work was never completed. Behre Dolbear added that they "cannot endorse the use of any specific cut-off grades at this juncture of the project due to lack of sufficient cost information and engineering data". Behre Dolbear conducted this estimation of the Haib resources at the request of GFM. The estimate as discussed below was accomplished with the computerized mine planning package known as TechBase produced by MineSoft Ltd.

   Data supplied by GFM included:-
   - The drillhole assay database
   - The drillhole surveys, including hole inclinations; and
   - Miscellaneous geological plans, maps, and cross sections.

   Behre Dolbear did not check the accuracy of the data provided by GFM but accepted the data as supplied for this work.

The drillhole data set provided to Behre Dolbear consisted of 152 drill holes. The assay and survey data were supplied to Behre Dolbear on a 3.5 inch floppy disc as ASCII files. The location of the drill holes were based on a local coordinate system. Included in the assay database were primarily the copper assays.

2. Methodology – The mineral resource models generated by Behre Dolbear were estimated by generating three separate three–dimensional block models using nearest neighbour, inverse distance squared and kriging estimation techniques. Behre Dolbear used the drill hole database compiled by GFM to develop the resource models utilizing the following steps:-
   - Selection of the block model design;
   - Compilation and verification of a geological model;
   - Selection of the estimation parameters;
   - Calculation of geologic resource; and
   - Calculation of potential mineable resource.

   Computerised topographic data was not provided by GFM (as it was not available at that stage. Behre Dolbear used the drill hole collar elevations to establish an approximation of the topography for the study.

3. Selection of Block Model design - Behre Dolbear selected a block model comprised of rectangular blocks. The model used is summarised below – see Table 5.

Table 5.
Summary of the Behre Dolbear Block Model Parameters

Item		
Coordinates of the lower left block (Haib local grid)	N	-742300
	E	84500
	Z	800
Size of the blocks (metres)	Y	25
	X	25
	Z	10
Number of blocks	Y	90
	X	110
	Z	60
Baseline Azimuth (degrees)		100.5

4. Compilation and Verification of the Geologic Model – The first step in the estimation process was to generate and verify a computerised geologic model for each of the deposits. GFM did not provide plan or section maps of the geologic zones for the deposit and did not differentiate geologic zones in their initial modelling. Therefore Behre Dolbear did not develop and constrain the model by geologic horizons. Behre Dolbear after review of the GFM geology believes that this will produce acceptable results for preliminary estimates but recommended that GFM constrain any future model.

5 Determination of Estimation Parameters – The next step in the Behre Dolbear resource estimation was the determination of the appropriate parameter to be used for estimating values of the block model. Behre Dolbear used the parameters supplied by GFM for their estimation as a guide. GFM used a search ellipsoid for their kriging of 350 metres at an azimuth of 320 degrees, 250 metres at 50 degrees and 75 metres in the vertical direction. Behre Dolbear's technique paralleled those of GFM in that no capping of assays was utilized for the Behre Dolbear estimates. Behre Dolbear, however, believes that the data set does require capping at the 1.0% level. Table 6 shows the exact parameters used in the Behre Dolbear block model:-

Table 6.
Behre Dolbear Block Model Estimation Parameters

Item		**Nearest Neighbour**	**Inverse Distance Squared**	**Kriging**
Search Ellipsoid	Major	300	300	300
	Semi-Major	250	250	250
	Minor	75	75	75
	Azimuth of Major Axis	320	320	320
Variogram	Major	NA	NA	300
	Semi-Major	NA	NA	250
	Minor	NA	NA	250
	Azimuth of Major Axis	NA	NA	320
Number of Samples	Minimum	1	4	4
	Maximum	1	10	10

6. Calculation of the Potential resources – Behre Dolbear calculated the potential resource at the Haib property by utilising a 22 year pit plan furnished by GFM. The GFM pit design served as the basis for comparison as metallurgical testwork was not completed and capital and operating cost values had not been defined in order for Behre Dolbear to independently define economic pit outlines and validate the GFM design. Therefore Behre Dolbear could not endorse the pit design at the time of the estimation (August 1996). The GFM pit design was however used as a basis for representation of the in-situ mineralization indicated by the then current drilling data.

   The procedure used by Behre Dolbear was to take the Behre Dolbear block model and summarise the grade and tonnes of the material contained within the GFM 22 year pit outline. Table 6 gives the results of this exercise at minimum block grades comparing the results of the GFM estimate with Behre Dolbear's kriging, inverse distance squared and nearest neighbour models – see Table 7.

Table 7. Results of Haib Project Indicated Resource Verification by Behre Dolbear								
Minimum Block Grade	GFM Model		Behre Dolbear's Model					
			Kriging		Inverse Distance Squared		Nearest Neighbour	
	M Tonnes	Grade % Cu	M Tonnes	Grade % Cu	M Tonnes	Grade % Cu	M Tonnes	Grade % Cu
0.1	1350	0.23	1353	0.23	1331	0.23	1184	0.25
0.2	730	0.28	739	0.29	726	0.29	630	0.34
0.3	230	0.37	244	0.37	262	0.38	292	0.46

7. Behre Dolbear Comments and Discussions – Behre Dolbear's work on the GFM block model indicated that the modelling work was sufficient to provide preliminary terms of Reference at various assumed economic or mining scenarios. Behre Dolbear recommended that following completion of the drilling programme and other activities, that additional work be completed to constrain the model by local geologic and if relevant, stratigraphic zones to facilitate detailed mine planning work.

   Validation and verification of the economically mineable portion of the resource would require additional work to define reliable processing parameters, recovery and costs.

Comments on the Various Resource Models and Estimates

Both the GFM model and one of the BD models used Kriging as the mathematical basis for their calculations. The figures generated are very comparable, the BD numbers being very slightly more generous in both grade and tonnes. However, kriging is a treatment used for ores where the nugget effect is large (such as gold ores). In these ores a single, very high "spot-value" can have a very large impact on adjacent block values if arithmetic averages are used. Kriging uses a statistical method to essentially "suppress" these "spot-values". In ores where the individual values do not vary substantially kriging as a technique has less value.

When calculating block values with the inverse distance model, the arithmetic process decreases grade on an inverse basis away from the point of measurement. In simple terms this means that the grade initially decreases rapidly away from the data source then flattens off with distance. Parameters for the X, Y and Z axes are operator chosen and can be varied in different directions in the event of the ore being obviously controlled (such as bedded).

The Haib deposit is not bedded (although some ore control is apparent) and has a fairly uniform grade distribution. This means that Kriging and Inverse Distance modelling may not be the most appropriate techniques.

Using the nearest neighbour model (which is essentially an arithmetic averaging technique), The BD model showed that both the grade and tonnage were significantly higher than for the other two modelling techniques. In fact, looking at the 0.3% Cu cut off, the BD results gave an indicated resource of 292 million tonnes at 0.46% Cu.

It is possible that previous resource estimates have to some extent "suppressed" the Haib grade and that the real grade and tonnage figures sit between the Kriging and Inverse distance, and the nearest neighbour models.

17.Other Relevant Data and Information

General - Subsequent to the Behre Dolbear resource estimation GFM completed a significant amount of work that was not reviewed by Behre Dolbear but significantly contributes to the Haib knowledge base. This information will not be reviewed in detail as it needs to be properly collated and re-assessed by ACMMC. However, a description and summary of this data is merited as it indicates this projects potential. Most of this data is available.

Some of the additional data includes:-

- Data from the underground development of the adit. This involved some 150 metres of underground development (at a nominal 2 x 2 metres) with two cross cuts. This allowed for the generation of some 2000 t of fresh material for metallurgical testwork. The adit intersected higher grade material delineated by Rio Tinto's close space drilling on section 000E/W;
- Of the 2000 t of rock removed from the adit some 500 t was dispatched to various laboratories for testwork. The balance is still stockpiled on site;
- Geological mapping and sampling of the adit was carried out coincident with mining. Two sets of samples were collected for assay – the first being a sludge sample from the blast hole drilling, and the second being sidewall channel sampling. Assay samples were sent to scientific services in Cape Town, South Africa, and assayed for Cu oxide, Cu total, gold, silver, molybdenum, manganese and sulphur. These analyses are available;
- Detailed surface geological mapping and borehole re-logging was carried out. This included mapping of the Haib deposit and environs and the potential tailings site. This mapping included a geological re-logging of many of the old drillhole cores so that a geological model was developed. Much of this data is available. In addition, nearly all of the old RTZ and GFM drill cores are still available on site at Haib;
- 12 NQ drill holes were drilled by GFM (totalling 4306 metres). This programme was designed to complete in-fill drilling on the Rio Tinto grid and to obtain some selective closer spaced drilling in the higher grade western end of the deposit;
- 5 T2-101 large diameter holes (similar to PQ) were drilled, totalling 627 metres. This drilling was carried out to obtain whole core samples of specific rock types for geotechnical testing. Existing NQ holes were twinned so that these rock types could be confidently sampled. These drill holes were also used to test grade variability over short distances. Analyses were as for the adit samples. Geotechnical logs were produced;

- An extensive structural mapping programme was carried out as a component of the open pit design. This study concentrated on the mineralised area and in part on areas where major infrastructure was to be located. Data is available; and
- The area was flown at 1:10000 over the mine site and 1:30000 over the entire prospecting licence area. Both orthophotographs and surface topographic maps were produced and are available.

All of this work needs to be re-assessed in the light of current costs, markets, technologies, etc.

There is also some suggestion that the orebody may be partly open sided to the west. This is shown very clearly in Diagram 1, where the GFM pit design can be seen extending beyond the existing drilling grid. The top half of borehole HB48 (1500W/ 300N) on borehole section 14 is clearly in resource having values up to 0.56% Cu over a 2 metre length. The author has also seen copper oxide staining outside the drill grid to the west. This needs follow-up.

Namibian Incentives — During negotiations between GFM and the Namibian government it was very apparent that the Namibian Government viewed the Haib deposit as important to Namibia. As part of national development strategy they were prepared to offer incentives to investors in the Haib project. It is very probable that that situation would still prevail.

18.Interpretation and Conclusions

In August 1996 Behre Dolbear confirmed the indicated resources at Haib to be of the order of between 244 Mt at 0.37% Cu and 292 Mt at 0.46% model dependant. There is no doubt that from this data it can be assumed that the Haib copper porphyry deposit, although fairly low grade contains a substantial amount of copper.

This combined with the Namibian government's desire to see the Haib deposit developed as part of national development strategy makes the Haib deposit worth a detailed investigation.

The next phase in this project must be to verify and validate the data and information created by GFM and recreate a database of this information which will allow for a completely new appraisal of the potential of the Haib deposit.

This must be followed by an assessment of the copper oxide potential and a further delineation of the higher grade sulphide zones.

19.Recommendations

It is obvious that ACMMC has access to a very interesting, although highly challenging project in the Haib deposit.

The following recommendations would be made:-

- Collate all of the available Haib geological data;
- Re-build the Haib geological model incorporating all of the borehole assay data, the geological data, the underground information from the adit, the structural data, the surface topography data, and other information that is available.
- Do this on a computer modelling system that will allow generation of mine plans, geological plans, ore resource estimates, etc. This will allow for a full geological re-assessment of the Haib deposit;
- Complete geological mapping of the copper oxide zone to determine its extent ;
- Complete a percussion drilling programme to collect additional copper oxide information (acid soluble copper) and to gather additional information on the higher grade sulphide zones; and
- Have an independent verification of the above on completion.

At this stage, preliminary detailed budget figures have been prepared and a budget of approximately US$ 2 Million (N$ 11,9 million assuming US$ to N$ FX rate of 5.95) would be required to complete the requisite programme in about 12-15 months. (See appendix 2 for details)

20.References

1. Audit of Mineral Resources, Haib Copper Property, Near Noordoewer, Namibia, prepared by Guarnera, B.J., Hancock, M.C., (Behre Dolbear) (February 1996), 27p.
2. Namibian Copper Mines Inc, Haib Copper Project Namibia, Southern Africa (mid 1996). Unsigned.
3. South African Committee for Stratigraphy (SACS), 1980. Stratigraphy of South Africa. Part 1 (Comp. L.E. Kent). Lithostratigraphy of the Republic of South Africa, South West Africa/ Namibia, and the Republics of Bophuthatswana, Transkei and Venda: Handb. Geol. Surv. S. Afr., 8.
4. Gordon, M., and McIlwraith, J. (1998). Haib Porphyry Copper-Molybdenum Project, Southern Namibia. *A Reinterpretation of the Geology and Grade Boundaries and Preliminary Copper Resources Based on This Reinterpretation.* GFM internal memoranda.

Viv Stuart-Williams
Consulting Geologist,
18 Tobago Way,
Capri, 7975.
South Africa.
(t/f) +27-21-785-5550
(m) +27-83-399-3896
Email vsw@iafrica.com

Certificate of Author

I, Viv Stuart-Williams, Pr. Sci. Nat., do hereby certify that:-

1. I am a self-employed Consulting Geologist currently employed by:-

   Afri-Can Marine Minerals Corporation,
   4444, rue Ste-Catherine Ouest,
   bureau 201, Westmount,
   Quebec,
   Canada, H3Z 1R2

2. I graduated with a Master of Science degree from the University of Cape Town, South Africa in 1981;

3. I am a Professional Geologist registered with the South African Council for Natural Scientific Professions, registration No. 400266/87;

4. I have worked as a geologist for a total of 23 years since my graduation from university;

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education and affiliation with a professional association I fulfil the requirements to be a "qualified person" for the purpose of NI 43-101.

6. I have been responsible for the preparation of the entire technical report entitled "**The Haib Copper Porphyry Project, Namibia**" dated Friday 22nd October 2004 relating to the Haib property. I visited the Haib property very regularly between 1995 and 1999. No records of these visits were made but work included:-

   a. Planning, supervision and construction of the explosive magazines;
   b. Management for about a month of the underground development including mining, sampling and mapping;
   c. Management of all aspects of the environmental programme (freshwater ecology, social impact study, ornithology, etc);
   d. Management of mapping of tailings dam area;
   e. Management of technical contractors and staff; and

f. Numerous on-site technical liaison meetings, etc.

Since 1999 I have only visited the Haib property on two or three very brief occasions. During the period 1999 – 2004 there has been very little further work completed on the Haib deposit

7. I have had prior involvement with the Haib property and discussed in the technical report. The nature of my involvement was both as a geologist, environmentalist and as a manager. I assisted with the underground development, managed the environmental team, acted as local liaison for one of the previous operators (GFM) and worked on their management team. I was privy to nearly all aspects of the GFM operation.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading;

9. I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101;

10. I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form;

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public files on their website accessible to the public, or the Technical report.

Dated:- 22 October 2004



Viv Stuart-Williams
Signature of Qualified Person

Illustrations


BOTSWANA
NAMIBIA
Korosburg
SOUTH
AFRICA
Springbok
Atlantic
Ocean
0
500km
Capetown

Map 1. The Haib deposit is situated some 12-15 kilometres east of the main tar road connecting South Africa and Namibia. Access from the tar road to site is via variable quality all-weather gravel road, the last section requiring all wheel drive.


Volcano - sedimentary assemblages and intrusives of the Richtersveld Province
All ~1800 m.y. old
Haib Copper
A schematic representation of the four main geological components of the Richtersveld Province. The Richtersveld Igneous Suite and the Kuboos-Bremen intrusive events were superimposed on the older volcano-sedimentary-plutonic assemblage constituting the basement geology of the Richtersveld Province.

Map 2. This map shows the general distribution of the Vioolsdrif and Orange River rocks in relation to the Haib deposit. (Source: Namibian Copper Mines Inc, Haib Copper Project Namibia, Southern Africa (mid 1996). Unsigned.)


Wlputs River
NORTHERN GRANODIORITE
HAIB PORPHYRY
STOCK
Haib Copper
Project
SOUTHERN
GRANODIORITE
Haib River
Orange River
Orange River
Vioolsdrift Suite
Orange River Group
0
5km
Scale

Map 3. This map of the sub-regional area around the Haib deposit demonstrates the complex nature of the relationship between rocks of the Vioolsdrif Suit and the Orange River Group. (Source: Namibian Copper Mines Inc, Haib Copper Project Namibia, Southern Africa (mid 1996). Unsigned.)


Legend
EXTRUSIVES
ORANGE RIVER GROUP
Acid Tuffs
DYKES
ALTERATION

Map 4. This map details the geology of the Haib deposit. The grid present is the same as that indicated in Diagrams 1-4. The grid is based on 150 x 150 metres. (Source: This Map is an author reduction and jigsaw of an original 1:5000 colour geology map, prepared by GFM and submitted in a 1999 report (dated 20-08-1999) to the Ministry of Mines and Energy called "Geology from Minnet (1986) Showing Mine Grid" (drawing 13).)



Photograph 1. This photograph very clearly shows the rugged barren nature of the area surrounding the Haib deposit. This photograph shows a view looking northeast down the Volstruis River to the Haib River at the foot of the far hills. Almost all of the rocks visible in the foreground area in this photograph lie within the Haib deposit. The main access road can be seen running across the photograph from the photograph's bottom left hand corner.



Photograph 2. This photograph is taken in the floor of the Volstruis River looking approximately south-east. The workings on the far side of the river are some of the pre-1940 copper oxide excavations. These workings extended only a few metres underground and clearly demonstrate the restricted nature of the oxide occurrences. The copper oxide in the workings is associated with east-west shear/ fracture zones.



Diagram 1. This is a reduction of a GFM map dated about 1996. The map shows the proposed 2 year, 8 year and 22 year pits generated from their geological model. The small black numbers indicate drilled boreholes from the Rio Tinto and earlier drilling programmes. The larger blue numbers indicate boreholes that the NCJV/ GFM proposed for drilling (June 1996). These boreholes were only drilled after the BD resource estimates were completed.

Appendix 1

Details of the Deep South Mining Company (Pty) Ltd

Exclusive Prospecting licence 3140



REPUBLIC OF NAMIBIA
MINISTRY OF MINES AND ENERGY

EXCLUSIVE PROSPECTING LICENCE
(Issued in terms of Section 70 of the Minerals (Prospecting and Mining) Act, 1992)

Exclusive Prospecting Licence No: 3140 | Office Reference No: 14/2/1/4/2/3140

Subject to the provisions of the Minerals (Prospecting and Mining) Act, 1992, this exclusive prospecting licence is hereby issued to

Full Name of Licence Holder: Deza-South Mining Company (Pty) Ltd.

Identity or Passport No (natural person): N/A
Company Registration No (company): 2003/543
Address (natural person) or Registered Address (company):
P.O. Box 22918
Windhoek, Namibia

Full Name of Accredited Agent (if applicable): N/A
Address of Accredited Agent (if applicable): N/A

for the period of: 3 years | from (date of issue): 22 April 2004 | to (date of expiry): 21 April 2007

unless abandoned or cancelled on any prior date, or extended to such later date as may be endorsed on this licence in the event that this licence is renewed.

This exclusive prospecting licence is issued in respect of

Name of Mineral(s)/Group(s) of Minerals: Precious Metals and Base & Rare Metals

over a certain portion of land situate in Region(s): Karas

Registration Division(s): V | Magisterial District(s): Karasburg

as more fully depicted in the attached diagram No: EPL 3140 signed by the Commissioner

and is further subject to the terms and conditions contained in the notice of the Minister's intention to grant the

licence dated: 20 April 2004 and agreed to in writing by the applicant on: 22 April 2004

as appended hereto.

Signed at WINDHOEK this 20th day of April 2004

MINISTER OF MINES AND ENERGY


MINISTRY OF MINES
AND ENERGY
OFFICIAL STAMP
2004 -04- 20
PRIVATE BAG 13297
OFFICIAL



REPUBLIC OF NAMIBIA

MINISTRY OF MINES AND ENERGY

Tel (061) 284 8111
Fax (061) 238 643
E-mail: Post master@mme.gov.na
Web address: www.mme.gov.na

Private Bag 13297
WINDHOEK

Enquiries: Mr A Iilende

20 April 2004

Reference No.: 14/2/1/4/2/3140

Deep-South Mining Company (Pty) Ltd.
P. O. Box 22978
Windhoek
Namibia

NOTICE TO APPLICANT OF PREPAREDNESS TO GRANT APPLICATION FOR EXCLUSIVE PROSPECTING LICENCE 3140.

In terms of section 48(4) of the Minerals (Prospecting and Mining) Act, No. 33 of 1992, notice is hereby given that the Minister is prepared to grant your application, lodged on 01 December 2003 for an exclusive prospecting licence in respect of the Precious Metals and Base & Rare Metals Groups of Minerals over a certain area of land as shown in the attached diagram, subject to the terms and conditions contained in the attached schedule, which terms and conditions supplement the terms, conditions and provisions of the said Act.

Your attention is drawn to the provisions of section 48(5) of the said Act which require that within one month from the date of this notice, written acceptance of such terms and conditions must be received by the Commissioner, failing which the application will be deemed to have lapsed.

Kindly acknowledge your acceptance of such terms and conditions by-

(a) completing the section at the bottom of this notice;

(b) initialling each page of the schedule and the diagrams; and

(c) returning such signed and initialled documents to the Commissioner.



MINING COMMISSIONER

TO THE MINING COMMISSIONER
MINISTRY OF MINES AND ENERGY

I, John H. Akwenye (name of person) in my capacity as applicant/duly authorised officer/approved accredited agent (please delete titles not relevant), hereby accept the supplementary terms and conditions referred to in this notice and contained in the attached schedule which are to be imposed on the grant of the application for exclusive prospecting licence herein referred to.



Signed

22-04-04
Date

Capacity: Director

~~(applicant~~/authorised officer of applicant if a company~~/approved accredited agent of a non-resident applicant who is a natural person/authorised officer of such accredited agent~~)

SCHEDULE OF SUPPLEMENTARY TERMS AND CONDITIONS TO BE IMPOSED ON THE GRANT OF EXCLUSIVE PROSPECTING LICENCE NO. 3140 IN DEEP-SOUTH MINING COMPANY (PTY) LIMITED.

PART 1 - GENERAL

1. The exclusive prospecting licence shall endure for a period of three (3) years reckoned from the date of acceptance (hereinafter "the date of issue") of the terms and conditions referred to in this notice unless it is abandoned in terms of section 54 of the Minerals (Prospecting and Mining) Act, 1992, (hereinafter "the Act") or cancelled in terms of section 55 of the Act or on application made to the Minister in terms of section 72 of the Act, it is renewed by the Minister for any further period or periods.

2. In consideration of the rights hereby granted, the holder of the exclusive prospecting licence shall pay to the Commissioner for the benefit of the State Revenue Fund, such licence fee as may from time to time be prescribed in terms of section 123 of the Act, it being recorded that the annual licence fee prescribed in relation to the licence at the time of its issue shall be N$ 2 000 payable annually on or before each anniversary date of the date of issue of the licence.

3. In the event that the prescribed licence fee changes, such change shall become effective on the next anniversary date of the date of issue of the licence subsequent to such change.

4. The rights under the exclusive prospecting licence shall be limited in extent as stipulated in terms of paragraphs (d) to (g) of subsection 69(2) of the Act; provided that if during the currency of the exclusive prospecting licence, any claim area or area held under any other mineral licence existing on the date of issue of the exclusive prospecting licence which so limited such rights lapses, whether by abandonment, cancellation or expiry, such rights shall not extend to such claim or licence area.

5. The Commissioner may by notice in writing require the holder of the licence to beacon off the prospecting area in such a manner and within such a period, which shall not be less than one month, as may be specified in such notice at such holder's own cost.

6. The Minister may, in the interest of reasonable development of the prospecting operations, impose from time to time such additional conditions terms and conditions as he may deem fit.

JHA

PART 2 - WORK PROGRAMME AND OBLIGATIONS

7. The holder of the exclusive prospecting licence shall-

7.1. commence with, and thereafter continue without undue interruption or delay, prospecting operations within one month of the date of issue of the licence in substantial conformity with the proposed work programme, schedule and budget which accompanied the original application for the licence and which served as motivation of the granting thereof;

7.2. where any material deviation of such work programme, schedule and budget is in the opinion of the holder of the licence, necessitated by the nature of the results of prospecting operations (but specifically excluding any circumstances of Vis Major provided for in terms of section 56 of the Act), apply in writing to the Minister for approval of the revision of such work programme, schedule and budget in terms of section 75 of the Act;

7.3. execute such additional work programme and expend such additional expenditure within a specified period of time as may be imposed by the Minister from time to time;

7.4. the holder of the exclusive prospecting licence shall be obliged to secure a Joint Venture partner (who has the technical and financial resources) within one year of the date of issue of this licence; and

7.5. the holder of the exclusive prospecting licence shall give a presentation to the Ministry of Mines and Energy regarding the progress made on exploration, within one year of the date of issue of the licence.

PART 3 - ENVIRONMENT

8. The holder of the exclusive prospecting licence shall observe any requirements, limitations or prohibitions on his or her prospecting operations as may, in the interest of environmental protection be imposed by the Minister from time to time.

9. The holder of the exclusive prospecting licence shall enter into an Environmental Contract with the Ministry of Environment and Tourism and that of Mines and Energy within one (1) month of the date of issue of the licence



MINING COMMISSIONER

MINISTRY OF MINES AND ENERGY
MINING COMMISSIONER
DATE 20 APR 2004
Private Bag 13297
9000 WINDHOEK
OFFICIAL

Mineral Rights Map – showing corner coordinates and numbering.


4
5
6
3
2
1
10
9
8
7

licence	[illegible]	[illegible]	[illegible]
	1	-28.72629858	17.78739898
	2	-28.71183732	17.74992010
	3	-28.66067828	17.66873854
	4	-28.60672382	17.74855038
	5	-28.82443708	17.92550044
	6	-28.83693189	18.11987159
	7	-28.84333892	18.08333211
	8	-28.84535839	18.07016668
	9	-28.75324360	17.95375930
	10	-28.74088885	17.79335440
	11	-28.72630758	17.78740212

Appendix 2

Details of the preliminary detailed budget

Exclusive Prospecting licence 3140

Haib Exploration Budget

(In Namibian Dollars)

Activity	1	2	3	4	5	6	7	8	9	10	11	12	
						(R)							Total
Permanent Staff Salaries													
Senior Geologist and Project Manager	44,000	44,000	44,000	44,000	44,000	44,000	44,000	44,000	44,000	44,000	44,000	44,000	**528,000**
Geologist and Assistant Project Manager	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	**300,000**
Vehicle Costs													
Senior Geologist (re-imbursements)	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	**72,000**
Geologist	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	**72,000**
Additional staff vehicle						6,000	6,000	6,000	6,000				**24,000**
Office Equipment													
a. Wide screen modeling computer and hardware	100,000												**100,000**
Preparation of Geological Model													
a. Find suitable geological model, purchase or sign licence agreement;	100,000	100,000											**200,000**
b. Get AOC data for topography;	20,000												**20,000**
c. Get BH collar positions, adit survey data from Walter Volkmann;	20,000												**20,000**
d. Contact Andy and Willo and purchase original BH survey data;	200,000												**200,000**
e. Try and find borehole downhole survey data;	20,000												**20,000**
f. Get unground and surface geological data and all analyses	20,000												**20,000**
g. Enter data into model			50,000	50,000									**100,000**
h. Verify and check model				20,000									**20,000**
Security													
a. Guard for Haib	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	**30,000**
b. Road repairs (team of 4 guys) grader/ bulldozer for 2 weeks					8,000	8,000	8,000	8,000	8,000				**40,000**
c. Bulldozer/ grader hire (share with drillpad prep.)					50,000								**50,000**
Oxide mapping													
a. Accommodation (R500/ day for 2 for 30 days)					30,000								**30,000**
Start repair and rebuild of camp?													
a. Staff (2 * professionals)					10,000	10,000							**20,000**
b. Hardware (piping, generator, water tanks, etc)					100,000	100,000							**200,000**
Drilling													
a. Percussion drilling pad/ access preparation (bulldozer/ labourers)						100,000							**100,000**
b. Estimated drilling cost							2,500,000	2,500,000	2,500,000				**7,500,000**
c. Accommodation (VSW, AM and helper) @ R500/day for 30 days							45,000	45,000	45,000				**135,000**
d. Additional supervisory geologist						40,000	40,000	40,000	40,000				**160,000**
e. Miscellaneous							40,000	40,000	40,000				**120,000**
Sampling/ Logging													
a. Arrange sample preparation/ storage (hardware for logging area);						50,000							**50,000**
b. Purchase of plastic bags, etc, from Scientific Services;							10,000						**10,000**
c. Dispatch samples;							10,000	10,000	10,000				**30,000**
d. Analyses Costs							200,000	200,000	200,000				**600,000**
e. Miscellaneous (including sample prep costs - splitter, cutter)							200,000						**200,000**
Survey new drilling collars													
a. Survey costs										200,000			**200,000**
Update Geological Model													
a. Add new boreholes										50,000			**50,000**
b. Add new oxide data and geology;										50,000			**50,000**
c. Add new sulphide data and geology;										50,000			**50,000**
Independent verification											250,000		**250,000**
a. Cost of independant verification.													
Final Report													
a. Miscellaneous costs												10,000	**10,000**
Office Overheads													
a. External audit cost	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	**120,000**
b. Rental of CT office equipment	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	**120,000**
c. Accounting staff cost	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	**120,000**
Monthly Cost	**593,500**	**213,500**	**163,500**	**183,500**	**311,500**	**427,500**	**3,172,500**	**2,962,500**	**2,962,500**	**463,500**	**363,500**	**123,500**	**11,941,000**

October 28, 2004, Montréal, Québec
Press release – for immediate distribution

Symbols: TSX.V: AFA
FWB: AJF
Shares outstanding: 77,715,975

AFRI-CAN REPORTS HAIB COPPER RESOURCES

Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce the receipt of a technical report on the Haib copper deposit, for which, on May 25th, 2004, Afri-Can has announced its intent to acquire an option with regards to the acquisition of an undivided 70% interest from Deep-South Mining Company (PTY) Ltd of Namibia.

The Haib copper project contains a large porphyry copper-molybdenum deposit hosted within quartz-felspar porphyry dating back to the Archean age (approximately 2 billion years). The technical report confirms that the historic indicated resource in the high grade section of the deposit totals 292 million tonnes at 0.46% Cu, which is in excess of 2.9 billion pounds of copper in situ.

Mr. Viv Stuart-Williams, M Sc, Pr. Sci. Nat, served as the Qualified Person (as defined in National Instrument 43-101) responsible for the preparation of the Haib Technical Report and third party opinion, as to compliance by Afri-Can with National Instrument 43-101 with respect to disclosure of resource estimates for the Haib copper deposit. The resource estimates quoted in this report are historic resources, that is to say they were prepared prior to the application of National Instrument 43-101 (2001). The resource estimates in this report were developed by Behre Dolbear (1996) and have been reviewed by the author. The resource estimates are in compliance with CIM standards, are in compliance with NI 43-101 and are endorsed by the author of the report.

The historic mineral resource estimates are summarized in the following table :

Behre Dolbear - Haib Indicated Resource Estimate						
Minimum Block Grade	Kriging		Inverse Distance Squared		Nearest Neighbour	
	M Tonnes	Grade % Cu	M Tonnes	Grade % Cu	M Tonnes	Grade % Cu
0.1	1353	0.23	1331	0.23	1184	0.25
0.2	739	0.29	726	0.29	630	0.34
0.3	244	0.37	262	0.38	292	0.46

The Haib copper deposit is not bedded (although some ore control is apparent) and has a fairly uniform grade distribution. This means that the nearest neighbour model (which is essentially an arithmetic averaging technique) may be the most appropriate estimation technique.

The Haib copper deposit is an EPL covering 74,563 hectares and is located in the Karas region, 8 km from the Orange River in the south of Namibia.

Since its discovery in 1948, extensive work has been carried out on the Haib deposit by Falconbridge of Africa (Pty) Ltd, King Resources of South Africa (Pty) Ltd, Rio Tinto Zinc Corporation, Revere Resources SA Ltd, Rand Merchant Bank Ltd (of South Africa), Great

Fitzroy Mines NL (GFM) of Australia as well as a local prospector, Mr. George Swanson, and more recently by Mintek of South Africa.

The last detailed evaluation of the Haib deposit was completed between 1995 and 1999 by the Namibian Copper Joint Venture Pty Ltd ("NCJV") managed by GFM.

From 1972 to 1975, Rio Tinto drilled 120 holes totaling 45,903 meters and in 1975 a mineral resource estimate and feasibility study was completed.

Behre Dolbear ("BDB"), an international mining consultant retained by NCJV in 1996, compiled a block model to estimate a range of Indicated Resources. This earlier body of work provides the basis for the Resource Estimate.

Pierre Léveillé, President and Chief Executive Officer of Afri-Can, stated: "We are extremely pleased with the technical report which confirms that Haib is sizeable copper porphyry deposit in an good location and its value has been significantly enhanced by the current conditions and future outlook in the copper market. We are convinced that Haib is an excellent addition to our projects and will increase shareholder value and also benefit our Namibian stakeholders."

Afri-Can will now complete its due diligence and prepare its detailed exploration program. Shareholders will be kept advised of developments.

The letter of intent between Afri-Can and Deep-South is still subject to the approval by Canadian regulatory authorities, which was pending the receipt of the technical report 43-101.

The technical report 43-101 can be consulted at www.afri-can .com or at www.sedar.com

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of major mineral properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it as the partner of choice for Namibian Empowerment Groups.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

This press release contains certain "forward-looking statements", as identified in Afri-Can's periodic filings with Canadian securities regulators that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements

FOR MORE INFORMATION CONTACT:
Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com



December 20, 2004, Montréal, Québec
Press release – for immediate distribution

Symbols: TSX.V: AFA
FWB: AJF
Shares outstanding: 77,715,975

AFRI-CAN AND DEEP SOUTH SIGN AGREEMENT WITH MINTEK FOR HAIB COPPER PROJECT

Afri-Can Marine Minerals Corp. ("Afri-Can") and Deep South Mining (PTY) Ltd. ("Deep South") are pleased to announce the signing of a Memorandum of Understanding with Mintek of South Africa concerning the development of the Haib copper deposit in Namibia. Mintek is a leading provider of minerals processing and metallurgical engineering products and services, and is a technological leader in the rapidly developing field of bioleaching.

Afri-Can will employ Mintek to provide metallurgical test work, engineering and other services to Afri-Can for development of the Haib copper deposit, according to the Memorandum of Understanding, and Mintek will provide Afri-Can with the results of Mintek's previous work on Haib. Afri-Can and Deep South will grant Mintek an option to subscribe for up to 20 per cent equity participation in the Haib deposit, either by cash investment or by providing technology for the exploitation of the deposit. The terms of the said subscription shall be agreed upon by both parties. Afri-Can and Mintek will employ their best endeavours to enter into a definitive option agreement within six months of the date of signature of the Memorandum of Understanding, enabling the parties to evaluate accurately the option and related payments.

Mintek is a leading South African metallurgical research and development organization with over 500 employees. Founded in 1934, Mintek has been actively researching bioleaching since 1981, and offers a full range of services for the evaluation and commercial implementation of bacterial leaching processes for gold and base metals projects. With established capabilities in the fields of flotation, solvent extraction, electrowinning and metal recovery, Mintek has a number of demonstration and commercial bioleach projects completed or underway in Australia, Asia, China and South America.

Pierre Léveillé, President and CEO of Afri-Can, stated, "We are extremely pleased with Mintek's involvement in the Haib copper project. Their broad strengths in process engineering as well as extraction, refining and manufacturing technologies will definitely enhance the development profile and possibly increase the economic potential of the Haib deposit."

Haib is a large porphyry copper-molybdenum deposit hosted within quartz-felspar porphyry dating back to the Archean age. The indicated resource in the higher grade section of the deposit totals 292 million tonnes at 0.46% Cu, which is in excess of 2.9 billion pounds of copper in situ. The deposit is located in the Karas region, 8 km from the Orange River in the south of Namibia. Afri-Can has an option to acquire a 70% interest in the Exploration License for the Haib deposit from Deep South.

Deep South is a Namibian empowerment group specializing in the acquisition and development of mineral resource properties. Deep South owns the Exploration License covering the Haib deposit.



Afri-Can is a Canadian company, actively involved in the acquisition, exploration, and development of major mineral properties in Namibia. The Corporation's large and prospective license holdings, together with its growth strategy, place it as the partner of choice for Namibian Empowerment Groups.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

This press release contains certain "forward-looking statements," as identified in Afri-Can's periodic filings with Canadian securities regulators that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements

FOR MORE INFORMATION CONTACT:
Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

- 30 -



February 4, 2005, Montreal, Québec
Press release – for immediate distribution

Symbols: TSX.V: AFA
Shares outstanding: 85,215,975

AFRI-CAN MARINE MINERALS CORP.
CLOSES A PRIVATE PLACEMENT TOTALING $750,000

Afri-Can Marine Minerals Corporation ("Afri-Can") announces that the Corporation has proceeded with the closing of private placement agreements, previously announced on September 30, 2004. The placement totals $750,000.

A total of 7,500,000 units were issued at a price of $0.10 per unit. Each unit consists of one share and one-half of one non-transferable warrant. Each full warrant will entitle the holder to purchase one common share at $0.15 on or prior to two years from the date of closing. The common shares and warrants comprising the units are subject to a hold period expiring on March 12, 2005.

Proceeds from the private placement will be used to reduce the working capital deficit of the Corporation and further the development of the Corporation.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of major marine diamond properties in Namibia. The corporation's large and prospective license holdings, together with its growth strategy, place it among the important participants in the marine diamond business.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

FOR MORE INFORMATION CONTACT:
Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: (514) 846-2133 FAX: (514) 846-1435
E-MAIL: info@afri-can.com
WEB SITE: www.afri-can.com

- 30 -



March 16, 2005, Montreal, Québec
Press release – for immediate distribution

Symbols: TSX.V: AFA
Shares outstanding: 85,215,975

AFRI-CAN AND DEEP SOUTH RESTRUCTURE THEIR AGREEMENT OVER THE HAIB COPPER DEPOSIT IN NAMIBIA

Afri-Can Marine Minerals Corp. ("Afri-Can"), is pleased to announce that it has signed an amended agreement with Deep South Mining (PTY) Ltd. ("Deep South"), regarding the Option to acquire a 70% undivided interest in the Haib Copper deposit in Namibia. The Haib Exclusive Prospecting License is located in the south of Namibia near the South African border.

The previous agreement, announced last year, contemplated completion of a revised feasibility study. The amended agreement reflects the reality of Haib's status as an advanced exploration project. During its due diligence, Afri-Can determined that the feasibility study completed by the previous owners of Haib was insufficient to support either the scale of production or financing of the type contemplated in the previous agreement. Afri-Can has discovered, however, that higher-grade sulfide and oxide portions of the Haib deposit had not been separately delineated, and that the development potential of these higher-grade portions of the deposit is substantial. The project is now being redesigned to delineate these specific portions of the deposit. Details of the exploration programme will be disclosed when the planning process has been completed.

Material terms of the amended agreement are as follows (all amounts are expressed in Canadian dollars):

- A cash payment to Deep South of $200,000 and $50,000 of Afri-Can shares upon signature of the amended agreement;
- A cash payment of $250,000 to Deep South upon completion of the Phase I drilling programmeme;
- Cash payments to Deep South of $200,000 per annum, for five years, with the first such payment on the one-year anniversary of the second $250,000 payment noted above;
- Exploration expenditures to a minimum of $3.0 million. Upon the satisfaction of this condition, Afri-Can will be deemed to have acquired an undivided interest of 55% in Haib;
- Upon completion of a positive feasibility study, Afri-Can will make an additional cash payment of $1 million to Deep South. Afri-Can will be deemed to have acquired an additional undivided interest of 15% in Haib. The total undivided interest of Afri-Can shall then be 70%. Funding thereafter will be on a pro-rata basis;
- Upon the commencement of mining operations, Afri-Can shall make a further cash payment of $1 million to Deep South;
- Afri-Can shall have a call option on 20% of Deep South's remaining 30% interest (i.e. two-thirds of Deep South's holdings) for a cash payment of $2 million and a 1% net smelter royalty, such option being exercisable for a period of up to 36 months following completion of the feasibility study.

For comparison, the material terms of the original agreement were as follows:

To acquire the Option on the Haib project, Afri-Can would have incurred the following payments:
- A cash payment of $100,000 upon regulatory approval of the agreement; and
- A cash payment of $500,000 upon completion of favorable due diligence within 120 days of regulatory approval.



To exercise its Option, Afri-Can would have incurred the following exploration expenses and made the following payments:

- Within 2 years following the completion of its due diligence, Afri-Can would have incurred expenditures to a minimum of $2 million in exploration activities in order to prepare an updated bankable feasibility study;
- No later than 30 days after completion of a bankable feasibility study, Afri-Can would have issued $5.5 million of its common shares to Deep South, at a market discount of 10%, and 2 million warrants exercisable at a market premium of 30%, exercisable for a period of 3 years;
- Upon completion of production financing for the project, Afri-Can would have made a final cash payment of $5 million;
- Further to the acquisition of 70% by Afri-Can, Deep South would have had an option to sell its remaining 30% for a cash payment of $5 million and a 2% net smelter royalty.

The amended agreement is subject to the approval of Canadian regulatory authorities.

Pierre Léveillé, President and Chief Executive Officer of Afri-Can, stated, "We are pleased with this amended agreement as it reflects better the more prospective status of the project and the project is economically more attractive."

The Haib copper deposit is an Exclusive Prospecting License (EPL # 3140) covering 74,563 hectares and is located in the Karas region, 8 km from the Orange River in the south of Namibia. The project contains a large porphyry copper-molybdenum deposit hosted within quartz-felspar porphyry. The NI 43-101 Technical Report completed on October 22, 2004, confirms that the indicated resource in the higher grade section of the deposit totals 292 million tonnes grading 0.46% copper, equivalent to in excess of 2.9 billion pounds of copper in situ.

Afri-Can is a Canadian company, actively involved in the acquisition, exploration and development of major mineral properties in Namibia. Afri-Can's large and prospective license holdings, together with its growth strategy, place it as the partner of choice for Namibian Empowerment Groups.

The TSX Venture Exchange (TSX) does not accept responsibility for the adequacy or accuracy of this release.

This press release contains certain "forward-looking statements", as identified in Afri-Can's periodic fillings with Canadian Securities Regulators that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

FOR MORE INFORMATION CONTACT:
Pierre Léveillé, President & CEO
Bernard J. Tourillon, Executive V.P. and CFO
John Stella, Investor Relations

TEL: **(514) 846-2133** **FAX:** **(514) 846-1435**
E-MAIL: info@afri-can.com **WEB SITE:** **www.afri-can.com**